Exhibit 99.96

Execution Copy

EQUITY INTEREST PURCHASE AGREEMENT

BY AND AMONG

JUST ENERGY (U.S.) CORP.,

HUDSON ENERGY CORP.,

HUDSON PARENT HOLDINGS LLC,

THE STOCKHOLDERS OF HUDSON ENERGY CORP.,

THE MEMBERS OF HUDSON PARENT HOLDINGS LLC

AND

LAKE CAPITAL PARTNERS LP, AS SELLERS’ REPRESENTATIVE

Dated as of April 19, 2010

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(continued)

(continued)

(continued)

LIST OF DISCLOSURE LETTERS AND EXHIBITS

DISCLOSURE LETTERS

Seller Disclosure Letter

Company Group Disclosure Letter

Purchaser Disclosure Letter

EXHIBITS

Exhibit 1	Bought Deal Agreement
Exhibit 8.7	Underwriting Agreement
Exhibit 9.7	Opinion of Counsel
Exhibit 10.6	FIRPTA Certificate
Exhibit 10.7	Opinion of Counsel
Exhibit 10.8	Resignations
Exhibit 10.9	Nondisclosure and Non-Solicitation Agreement
Exhibit 10.10	Non-Competition and Non-Solicitation Agreement
Exhibit 10.11-A	Amendment to Senior Management Agreement - Grohman
Exhibit 10.11-B	Amendment to Senior Management Agreement - Rosenberg

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EQUITY INTEREST PURCHASE AGREEMENT

THIS EQUITY INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 19th day of April, 2010, by and among Just Energy (U.S.) Corp., a Delaware corporation (the “Purchaser”), Hudson Energy Corp., a Delaware corporation (“HEC”), Hudson Parent Holdings LLC, a Delaware limited liability company (“HPH”), the stockholders of HEC, all of whom are listed on the signature pages of this Agreement (collectively, the “HEC Stockholders”), the members of HPH other than HEC, all of whom are listed on the signature pages of this Agreement (collectively, the “HPH Members”), and Lake Capital Partners LP, a Delaware limited partnership, as Sellers’ Representative. HEC, HPH, each of the HEC Stockholders and each of the HPH Members may be referred to individually as a “Seller” and collectively as the “Sellers”. Unless otherwise provided, capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, the HEC Stockholders own all of the issued and outstanding shares of capital stock of HEC, which consists of 1,000 shares of common stock, $0.01 par value, constituting all of the outstanding capital stock of HEC (the “Shares”);

WHEREAS, the HPH Members own the issued and outstanding membership interests in HPH that are not owned by HEC, which consists of (i) 44,778 Preferred Units and (ii) 2,751,158 Common Units (collectively the “Units” and collectively with the Shares, the “Equity”);

WHEREAS, upon and subject to the terms and conditions contained herein, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, the Equity;

WHEREAS, simultaneously with the execution of this Agreement, Just Energy has entered into that certain letter agreement from RBC Dominion Securities Inc. dated as of the date hereof and addressed to Just Energy with respect to the issue and sale by Just Energy of convertible extendible unsecured subordinated debentures (the “Bought Deal Agreement”), attached hereto as Exhibit 1, and such Bought Deal Agreement is in full force and effect.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

ARTICLE I

DEFINITIONS

1.1	Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Additional Purchase Price Amount” means (i) $9,200,000 if the Effective Date of the transactions contemplated by this Agreement is May 1, 2010 or (ii) $8,400,000 if the Effective Date of the transactions contemplated by this Agreement is June 1, 2010.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, or any entity in which any such Person or Persons own, collectively, ten percent (10%) or more, and any officer, director or executive employee of such Person, and in the case of a Person who is an individual, any lineal descendant, ancestor, spouse, or adopted child of such Person or any spouse of any of the foregoing.

“Annual Financial Information” means the audited consolidated balance sheets of HPH and its Subsidiaries as of December 31, 2008 and December 31, 2009, and the related audited consolidated statements of income, retained earnings, and cash flows for the years then ended, and the related notes thereto and the auditor’s unqualified report thereon, prepared in accordance with GAAP and together with a reconciliation of the December 31, 2009 financial statements to Canadian GAAP (in both the English and French languages).

“Bought Deal Agreement” has the meaning set forth in the Recitals.

“BP” means BP Energy Company, a Delaware corporation.

“BPCNA” means BP Corporation North America Inc., an Indiana corporation.

“BP Sleeve” means collectively, (i) the Preferred Supplier Agreement, dated as of June 4, 2009, by and among HES, BP and BPCNA; (ii) Edison Electric Institute form of Master Power Purchase and Sale Agreement, including any special provisions, annexes or addendums thereto, dated June 4, 2009, by and between HES and BP; (iii) International Swaps and Derivatives Association from contract, including any schedules or annexes thereto, dated June 4, 2009, by and between HES and BPCNA; (iv) Master Netting, Setoff, Security and Collateral Agreement, dated as of June 4, 2009, among HES, BP and BPCNA; (v) North American Energy Standards Board, Inc.’s Base Contract for Sale and Purchase of Natural Gas, including any special provisions, annexes or addendums thereto, dated June 4, 2009, by and between HES and BP; (vi) Pledge and Security Agreement, dated as of June 4, 2009, by and among BP, BPCNA, HES and HE Holdings; and (vii) each other instrument, agreement and document entered into pursuant thereto, or otherwise related, thereto.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York or Toronto, Ontario are authorized or obligated by law or executive order to be closed.

“Canadian GAAP” means Canadian generally accepted accounting principles, consistently applied.

“Code” means the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto.

“Common Unit” means a Common Unit of HPH having the rights and preferences described in the HPH Limited Liability Company Agreement.

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“Company Group” means HEC, HPH, HE Holdings, HE JV, HES and Drag Marketing, collectively.

“Company Group Disclosure Letter” means that certain disclosure letter of even date herewith delivered by the Sellers and the Company Group to the Purchaser, as the same may be updated and/or supplemented following the date hereof pursuant to Section 7.6 of this Agreement.

“Company Group’s Knowledge” means that a fact, event, circumstance or occurrence shall be within the “Company Group’s Knowledge” if such fact, event, circumstance or occurrence is or was actually known by any of Abraham Grohman, Deryl Brown, David Rosenberg, Arthur Gruen, Charles Hewitt, Daniel Marzuola or Steven Lichtenstein.

“Confidential Information” means any data or information concerning Disclosing Party or its operations other than Trade Secrets, without regard to form, that is of value to Disclosing Party and is not generally known to competitors of Disclosing Party. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to, lists (whether in written form or otherwise) of any information about Disclosing Party’s executives and employees, marketing techniques, price lists, pricing policies, Disclosing Party’s business methods, and contracts and contractual relations with Disclosing Party’s customers, suppliers and brokers. Confidential Information also includes any information that Disclosing Party obtains from another party that Disclosing Party treats as proprietary or designates as confidential information, whether or not owned or developed by Disclosing Party.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of October 19, 2009, by and between Just Energy and HES.

“Copyrights” means all copyrights (registered or otherwise) and registrations and applications for registration thereof, and all rights therein provided by multinational treaties or conventions.

“Disclosing Party” means the party hereto disclosing Trade Secrets and Confidential Information.

“Disclosure Letter” means each of the Company Group Disclosure Letter, the Purchaser Disclosure Letter and the Seller Disclosure Letter.

“Drag Marketing” means Drag Marketing LLC, a Delaware limited liability company.

“Encumbrance” means, with respect to any property or asset, any mortgage, pledge, security interest, adverse claim, encumbrance, lien (including any agreement to give any of the foregoing), or the filing of any financing statement under the laws of any jurisdiction.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, causes of action, suits, investigations, obligations, liabilities, losses, proceedings, decrees, judgments, penalties, fines, fees, demands, demand letters, orders, directives, claims (including any claims involving liability in tort, strict, absolute or otherwise), liens, notices of noncompliance or violation, and legal and consultant fees and costs of investigations or

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proceedings, relating in any way to any violation of Environmental Law or the presence or Release (or alleged presence or Release) into the environment of any Hazardous Material by the Company Group’s operations on, at or from the Real Property (hereinafter “Claims”), including, regardless of the merit of such Claim, any and all Claims by any governmental or regulatory authority or by any third party or other person for enforcement, mitigation, cleanup, removal, response, remediation or other actions or damages, contribution, indemnification, cost recovery, compensation or injunctive or declaratory relief pursuant to any Environmental Law or any alleged injury or threat of injury to human health, safety, natural resources or the environment.

“Environmental Laws” means all federal, state and local laws, statutes, ordinances, regulations, codes, policies, rules, directives, orders, decrees, permits, licenses, approvals, authorizations, criteria, guidelines, covenants, deed restrictions, treaties, conventions, and rules of common law enacted and in effect on or prior to the Closing Date, and in each case as amended prior to the Closing Date, and any judicial or administrative judgment, opinion or interpretation thereof, relating to the regulation or protection of worker health and safety, natural resources or the environment, including laws and regulations (and all other items recited above) relating to the use, treatment, storage, management, handling, manufacture, generation, processing, recycling, distribution, transport, Release or threatened Release of or exposure to any Hazardous Material.

“Equity” has the meaning set forth in the Recitals.

“Equity Securities” of any Person shall mean (i) shares of capital stock, partnership or limited liability company interests or other equity securities of or interests in such Person; (ii) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any such shares of capital stock, partnership or limited liability company interests or other equity securities of or interests in such Person; (iii) securities convertible into or exercisable or exchangeable for shares of capital stock, partnership or limited liability company interests or other equity securities of or interests in such Person; and (iv) stock options, equity equivalents, interests in the ownership or earnings of, or stock appreciation, phantom stock or other similar rights of, or with respect to, such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Amount” means $22,500,000.

“GAAP” means U.S. generally accepted accounting principles, in all cases, consistently applied.

“Governing Documents” means, with respect to a Person, (a) its articles or certificate of incorporation and bylaws or certificate of formation and operating agreement (or equivalent creation, formation, or organizational documents) and (b) any amendment or supplement to the foregoing.

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“Hazardous Materials” means, collectively, any substance, material, product, derivative, compound, mixture, mineral, chemical, waste, medical waste or gas, in each case whether naturally occurring, human-made or the by-product of any process, including petroleum or petroleum products (a) that is defined or included within the definition of a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic chemical,” “toxic substance,” “hazardous chemical,” “extremely hazardous substance,” “pollutant,” “contaminant,” or any other words of similar meaning and regulatory effect under any Environmental Law; (b) exposure to which or the presence, use, generation, treatment, Release, transport or storage of which is prohibited, limited, restricted or regulated under any Environmental Law; or (c) that could require investigation, response or remediation under any Environmental Law, or could support the assertion of any Environmental Claim.

“HE Holdings” means HE Holdings, LLC, a Delaware limited liability company.

“HE JV” means Hudson Energy JV, LLC, a Texas limited liability company.

“HEC” has the meaning set forth in the Preamble.

“HEC Call Options” means those certain options to purchase ownership interests in HPH granted by HEC to Lake pursuant to those certain Call Option Agreements, dated as of April 6, 2006.

“HES” means Hudson Energy Services LLC, a New Jersey limited liability company.

“HES Parent” means Hudson Energy Services Parent, Inc., a Delaware corporation.

“HPH” has the meaning set forth in the Preamble.

“HPH Limited Liability Company Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of HPH dated as of February 3, 2009.

“Income Tax” means any federal, state, local, or foreign Tax based on or measured by reference to (a) net income or gross receipts, or (b) multiple bases one of which is net income or gross receipts.

“Initial Escrow Amount” means (i) $13,300,000 if the Effective Date of the transactions contemplated by this Agreement is May 1, 2010 or (ii) $14,100,000 if the Effective Date of the transactions contemplated by this Agreement is June 1, 2010.

“Intellectual Property” means all intellectual and industrial property, including: (a) inventions, whether or not patentable, whether or not reduced to practice or whether or not yet made the subject of a pending Patent application or applications; (b) ideas and conceptions of potentially patentable subject matter, including any patent disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending Patent application or applications; (c) Patents; (d) Marks; (e) Copyrights; (f) Trade Secrets; (g) confidential information, including technology (including know-how and show-how), manufacturing and production processes and techniques, methodologies, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business

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data, pricing and cost information, business and marketing plans and customer and supplier lists and information; (h) copies and tangible embodiments of all the foregoing, in whatever form or medium; (i) all rights to obtain and rights to apply for Patents, and to register Marks and Copyrights; (j) all rights under any license agreements and any user agreements, technology or materials transfer agreements, and other agreements or instruments with respect to items in (a) to (i) above; and (k) all rights to sue and recover and retain damages and costs and attorneys’ fees for present and past infringement of any of the intellectual property rights hereinabove set out.

“Interim Financial Information” means the consolidated balance sheet of HPH and its Subsidiaries as of February 28, 2010 and the related consolidated statements of income and cash flows for the two (2)-month period then ended, prepared in accordance with GAAP.

“Just Energy” means Just Energy Income Fund, a limited purpose trust established under the laws of Ontario.

“Key Customer Agreements” means the agreements previously provided by the Sellers to the Purchaser with respect to each of the following customers of the Company Group: (a) Waldbaum’s Inc.; (b) RM Crowe Property Management, L.P.; (c) Penn Traffic Co.; (d) The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York; (e) Samaritan Hospital; (f) City of Utica; (g) Jamaica Hospital; (h) A&P c/o Advantage IQ MS 513; (i) Home Depot; (j) The New York Racing Association; (k) Monmouth Co.; (l) Rockland BOCES; and (l) Costco Wholesale Corp.

“Key Managers” means Deryl Brown, Abraham Grohman and David Rosenberg, collectively.

“Key Services Agreements” means the agreements previously provided by the Sellers to the Purchaser with respect to each of the following sales partners and service providers of the Company Group: (a) Andrew Schlesinger; (b) World Energy; (c) COST—ES Partners Inc.; (d) Forward Energy Group, LLC; (e) DRMC—Michael McHale; (f) GSE Consulting, LP; (g) OES—Richard Eby; (h) Libby Cohen; (i) Mark Einhorn; (j) Blue-Star Energy Services; (k) Pure Energy Partners; (l) Eli Neumann; (m) Quantum Gas & Power Services, Ltd; (n) Sungard VeriCenter; and (o) ista Utility Solutions Group (USG).

“Lake” means Lake Capital Partners LP, a Delaware limited partnership, and Lake Capital Partners II LP, a Delaware limited partnership, collectively.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property which is used or intended to be used in the business.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which a Company Group holds any Leased Real Property.

“Letter of Intent” means that certain Letter of Intent dated as of December 9, 2009, by and among Just Energy, HEC, HPH, HES Parent, Lake Capital Partners LP and Lake Capital Partners II LP.

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“Licensed Software” means all off-the-shelf computer software licensed to a member of the Company Group by a third party for internal business usage and not for distribution to end users outside of the Company Group.

“Management Sellers” means Deryl Brown, Daniel Marzuola, Charles Hewitt, Steven Lichtenstein and Arthur Gruen.

“Market Change” means that there (a) develops, occurs or comes into effect or existence any event, action, state, condition or occurrence, including any financial occurrence, of national or international consequence or any governmental action, applicable law, inquiry or other occurrence of any nature whatsoever, or (b) has been any attack on, outbreak or escalation of hostilities or acts of terrorism, war or like event, either within or outside Canada or any other substantial national or international calamity or emergency, which, in the reasonable opinion of the underwriters of the Purchaser’s Financing, seriously adversely affects, or will seriously adversely affect, the financial markets or the business, operations or affairs of Just Energy and its subsidiaries taken as a whole.

“Marks” means all trademarks, service marks, trade dress, logos, trade names, corporate names, business names, domain names, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by multinational treaties or conventions.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (whether alone or together with other changes, events, violations, inaccuracies, circumstances or effects) that is or could reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), business, liabilities or results of operations of the Company Group, taken as a whole, excluding any change, event, violation, inaccuracy, circumstance or effect to the extent resulting from or relating to: (i) any event, change, effect, development, condition or occurrence in or affecting the economy or the financial, credit, banking, commodities or capital markets in the United States or elsewhere in the world or in any specific jurisdiction or geographical area; (ii) any changes in general economic, political or regulatory conditions in the electricity or natural gas retail industry that do not affect the Company Group in a disproportionate manner relative to other electricity or natural gas retail companies; (iii) any changes or developments in international, national, regional, state or local retail markets for electric power or natural gas including those due to actions by competitors except to the extent it results in a disproportionate effect on the Company Group relative to other electricity or natural gas retail companies; (iv) any changes or developments in national, regional, state or local retail electric power prices; (v) any changes in commodities prices or hedging markets therefor; (vi) any adoption, implementation, promulgation, repeal, modification or reinterpretation of any rule, regulation, statute, ordinance, order, protocol or any other law, statute, rule, regulation, court order, judgment, decree or ruling of or by any Governmental Authority, independent system operator, regional transmission organization or market administrator except to the extent it results in a disproportionate effect on the Company Group relative to other electricity retail companies; (vii) any changes in GAAP or accounting standards or interpretations thereof; (viii) weather or any weather related event; or

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(ix) any act of God or other calamity, national or international, political or social conditions (including the engagement by any country in hostilities, whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military or terrorist attack.

“Open Source Code” means computer software source code that is (i) made available to the public by third part(ies) who developed such source code, allowing the public to copy, modify and distribute such source code without any royalties or fees and (ii) subject to the GNU General Public License, or the Lesser General Public License or other substantially similar software license agreements that require the Company Group to distribute the source code for the Owned Software to the public at no charge.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by a member of the Company Group.

“Owned Software” means all computer software programs and related object and source codes owned by or under development by or for a member of the Company Group (a) for distribution to end users; (b) used to provide services to customers; or (c) used internally by a member of the Company Group in connection with its business operations, and any enhancements, improvements or modifications to any of the foregoing owned by or under development by or for a member of the Company Group, whether completed or under development. All user manuals and other documentation provided by or for the Company Group with the Owned Software as well as all internal documentation related to the foregoing software shall be included in the definition of Owned Software.

“Patents” means all national (including the United States) and multinational statutory invention registrations, patents, patent registrations, patent applications, provisional patent applications, industrial designs, industrial models, including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations, and all rights therein provided by multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or application.

“Permitted Encumbrances” means (a) Encumbrances reflected in the Interim Balance Sheet; (b) Encumbrances for current taxes, assessments and other governmental levies, fees or charges imposed with respect to the Real Property (i) not yet due and payable as of the Closing Date or (ii) which are being contested by appropriate proceedings and are disclosed in the Company Group Disclosure Letter; (c) Encumbrances under the BP Sleeve; (d) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Real Property incurred in the ordinary course of business for amounts which are not delinquent and which would not, individually or in the aggregate, have a Material Adverse Effect or which are being contested by appropriate proceedings; (e) purchase money Encumbrances arising in the ordinary course of business as presently being conducted by the Company Group; (f) Encumbrances under POR Programs to which a member of the Company Group is party arising in the ordinary course of business as presently being conducted by the Company Group; (g) zoning, building codes and other land use Laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any governmental authority having

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jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the business or any violation of which would not have a Material Adverse Effect; (h) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such Real Property and other title defects which do not materially impair the use or occupancy of such Real Property or the operation of the business; (i) survey matters; and (j) minor Encumbrances that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company Group (except for those unreleased liens set forth on Section 5.13 of the Company Group Disclosure Letter).

“Person” means an individual, corporation, partnership, limited liability company, trust or unincorporated organization or a government or any agency or political subdivision thereof, or any other entity.

“POR Program” means any purchase of receivables program of any electric utility or local gas distribution company.

“Preferred Unit” means a Preferred Unit of HPH having the rights and preferences described in the HPH Limited Liability Company Agreement.

“Proprietary Information” means Trade Secrets and Confidential Information collectively; provided that “Proprietary Information” shall not include any materials or information to the extent that such materials or information: (a) are or become publicly known or generally utilized by others engaged in the same business or activities in which Disclosing Party utilized, developed or otherwise acquired such information; or (b) are known to Recipient prior to Disclosing Party’s disclosure pursuant to this Agreement, not having been obtained from Disclosing Party, and are evidenced by Recipient’s written records prepared prior to the date of this Agreement; or (c) are furnished to others by Disclosing Party with no restriction on disclosure. Failure to mark any of the Proprietary Information as confidential shall not affect its status as Trade Secrets or Confidential Information under this Agreement.

“Purchaser Disclosure Letter” means that certain disclosure letter of even date herewith delivered by the Purchaser to the Sellers and the Company Group.

“Purchaser’s Financing” means an offering of securities by Just Energy to be commenced pursuant to the terms of the Bought Deal Agreement and completed pursuant to the terms of the Underwriting Agreement.

“Real Property” has the meaning set forth in Section 5.9(a) of this Agreement.

“Recipient” means the party hereto to whom such Trade Secrets and Confidential Information are disclosed.

“Release” means the release, deposit, disposal or leakage of any Hazardous Material at, into, upon or under any land, water or air, or otherwise into the environment, including by means of burial, disposal, discharge, emission, injection, spillage, leakage, seepage, leaching, dumping, pumping, pouring, escaping, emptying, or placement.

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“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Letter” means that certain disclosure letter of even date herewith delivered by the Sellers to the Purchaser, as the same may be updated and/or supplemented following the date hereof pursuant to Section 7.6 of this Agreement.

“Shares” has the meaning set forth in the Recitals.

“Software” means Third Party Software and Owned Software.

“Software Licenses” means the standard form license agreement between a member of the Company Group and each person or entity to whom the Company Group has granted rights to use any of the Software, a complete and accurate list of which is set forth in Section 5.12(d) of the Company Group Disclosure Letter.

“Straddle Period” means a taxable period beginning before the Closing Date and ending after the Closing Date.

“Tax Returns” means all reports, estimates, declarations of estimated tax, claims for refund, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties, and including any schedule or attachment thereto and any amendment thereof.

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, value added taxes, alternative or add-on minimum taxes, estimated taxes, customs, duties, capital stock taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes and other governmental taxes of any kind whatsoever.

“Third Party Software” means computer software owned by a third party and licensed to a member of the Company Group for distribution to end users outside of the Company Group in connection with the Owned Software.

“Trade Secret” means any information of Disclosing Party, without regard to form, including technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, software programs (including the object and source code thereto) or a list (whether in written form or otherwise) of actual or potential customers or suppliers, which is not commonly known by or available to the public and which information (a) derives economic value, actual or

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potential, from not being generally known to and not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets also include any information that Disclosing Party obtains from another party that Disclosing Party treats as proprietary or designates as trade secrets, whether or not owned or developed by Disclosing Party.

“Transaction Expenses” means all items set forth on Section 1.1 of the Seller Disclosure Letter; provided, the parties expressly acknowledge and agree that Section 1.1 of the Seller Disclosure Letter may not be updated and/or supplemented following the date hereof pursuant to Section 7.6 of this Agreement.

“Underwriting Agreement” has the meaning set forth in Section 8.7.

“Units” has the meaning set forth in the Recitals.

1.2	Certain Matters of Construction. In addition to the definitions referred to or set forth above in this Article I:

(a) The words “hereof,” “hereby,” “herein,” “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

(b) The words “party” and “parties” shall refer to the Purchaser, HEC, HPH, the HEC Stockholders and the HPH Members.

(c) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

(d) Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP (as defined above) in effect as of the date hereof, consistently applied.

(e) All references in this Agreement to any Article, Section, Exhibit or Disclosure Letter shall, unless the context otherwise requires, be deemed to be a reference to an Article, Section, Exhibit or Disclosure Letter, as the case may be, to this Agreement, and all Exhibits and Disclosure Letters are made a part of this Agreement.

(f) The word “including” shall mean “including, without limitation.”

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ARTICLE II

PURCHASE AND SALE OF THE EQUITY

2.1	Purchase and Sale of the Equity.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the HEC Stockholders shall sell, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase from the HEC Stockholders, all of the Shares, free and clear of any Encumbrances.

(b) Upon the terms and subject to the conditions of this Agreement, at the Closing, the HPH Members shall sell, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase from the HPH Members, all of the issued and outstanding Units, free and clear of any Encumbrances.

2.2	Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser (unless delivered previously) the following:

(a) stock certificates representing all of the Shares, accompanied by stock powers duly executed in blank or duly executed stock transfer forms or instruments of transfer that validly transfer title to such Shares;

(b) unit certificates representing all of the Units, accompanied by assignments separate from certificate duly executed in blank or duly executed unit transfer forms or instruments of transfer that validly transfer title to such Units; and

(c) all other documents, instruments and certificates reasonably required to be delivered by the Sellers at or prior to the Closing pursuant to this Agreement.

2.3	Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers (unless delivered previously) the following:

(a) the Purchase Price as set forth in Section 3.2; and

(b) all other documents, instruments and certificates reasonably required to be delivered by the Purchaser at or prior to the Closing pursuant to this Agreement.

ARTICLE III

PURCHASE PRICE; CLOSING

3.1 Purchase Price. The aggregate purchase price for the Equity (the “Purchase Price”) shall be $295,000,000, plus the Additional Purchase Price, plus the Working Capital Surplus or minus the Working Capital Deficit, as applicable, as determined in accordance with the provisions set forth in Section 3.4, plus the Delayed Closing Amount (as defined pursuant to Section 3.3).

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3.2	Payment of the Purchase Price.

(a) Purchase Price. The Purchase Price shall be paid by the Purchaser as follows: (i) an amount equal to $295,000,000, minus the Initial Escrow Amount, minus $10,500,000 (the “Seller Holdback Amount”), plus the Delayed Closing Amount, shall be delivered to the Sellers by wire transfer of immediately available funds at the Closing; (ii) an aggregate amount equal to the Additional Purchase Price Amount shall be delivered to the Escrow Agent in four equal installments on each of the three (3), six (6), nine (9) and twelve (12) month anniversaries of the Closing Date, each such payment to be delivered by wire transfer of immediately available funds; (iii) the Seller Holdback Amount shall be delivered to the Sellers’ Representative by wire transfer of immediately available funds; and (iv) the Initial Escrow Amount shall be delivered to the Escrow Agent at the Closing by wire transfer of immediately available funds. The Escrow Amount shall be held and released pursuant to the terms of an escrow agreement in a form mutually agreed upon by the parties (the “Escrow Agreement”). The Purchase Price shall be paid to the Sellers in accordance with Section 3.2 of the Seller Disclosure Letter.

3.3 Closing and Closing Date. Subject to the satisfaction or waiver of the conditions set forth herein, the consummation of the purchase and sale of the Equity (the “Closing”) shall take place at 10:00 a.m. on May 5, 2010 in the offices of McKenna Long & Aldridge LLP, 230 Park Avenue, Suite 1700, New York, New York 10169, or on such other date and at such other time and place as the parties shall agree in writing; provided that, in the event that the Closing does not occur prior to 11:59 p.m. Eastern Time on May 7, 2010, subject to the satisfaction or waiver of the conditions set forth herein, the Closing shall take place at 10:00 a.m. on June 1, 2010 or on such later date and at such other time and place as the parties shall agree in writing (the “Closing Date”). The parties acknowledge and agree that upon mutual exchange and receipt of signature pages electronically or via facsimile, and upon receipt by Sellers of the Purchase Price, this Agreement and the other documents and instruments delivered in connection with this Agreement shall be deemed effective as of 12:01 a.m. on May 1, 2010 (the “Effective Date”), in which case the transactions hereby contemplated shall be deemed consummated, notwithstanding any party’s failure or refusal to deliver original (i.e., non-electronic or non-facsimile) signature pages; provided, however, in the event that the Closing occurs at any time after 11:59 p.m. Eastern Time on May 7, 2010, then the Effective Date of the transactions contemplated by this Agreement shall be June 1, 2010. In accordance with Section 3.2 above (i) in the event that the Closing occurs after 11:59 p.m. Eastern Time on May 1, 2010, and on or prior to 11:59 p.m. Eastern Time on May 7, 2010, the Purchaser shall pay to the Sellers, as additional Purchase Price, by wire transfer of immediately available funds an aggregate amount equal to the product of $100,000, multiplied by the aggregate number of calendar days that elapse during the period beginning on and including May 2, 2010 and ending on and including the Closing Date or (ii) in the event that the Closing occurs after 11:59 p.m. Eastern Time on June 1, 2010, the Purchaser shall pay to the Sellers, as additional Purchase Price, by wire transfer of immediately available funds an aggregate amount equal to the product of $100,000, multiplied by the aggregate number of calendar days that elapse during the period beginning on and including June 2, 2010 and ending on and including the Closing Date (the amounts contemplated by clauses (i) and (ii) above, as applicable, the “Delayed Closing Amount”).

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3.4	Net Working Capital Adjustment.

(a) Definition of “Net Working Capital”. For purposes of this Section 3.4, the term “Net Working Capital” means (i) the aggregate net book value of (A) all current assets, including net accounts receivable (including billed and unbilled accounts receivable), inventory, deposits and other current assets (including cash and cash equivalents) of HPH and its Subsidiaries (excluding all Tax refunds) and (B) all prepaid commissions, whether or not current (collectively, the “Current Assets”) less (ii) the aggregate net book value of all current liabilities, including accounts payable, accrued expenses and other current liabilities (including indebtedness for borrowed money) of HPH and its Subsidiaries, but excluding any liabilities relating to derivative financial instruments (collectively, the “Current Liabilities”), both determined as of close of business of HPH and its Subsidiaries on the day immediately preceding the Effective Date, in each case as determined in accordance with GAAP as applied by HPH and its Subsidiaries in the preparation of the Interim Financial Statements.

(b) Definitions of “Working Capital Deficit” and “Working Capital Surplus”. The parties acknowledge that the Purchase Price being paid to the Sellers pursuant to Section 3.2(a) is based on the assumption that the Net Working Capital of HPH and its Subsidiaries shall be equal to either (i) $40,000,000 if the Effective Date of the transactions contemplated by this Agreement is May 1, 2010 or (ii) $37,500,000 if the Effective Date of the transactions contemplated by this Agreement is June 1, 2010 (the applicable amount referenced in the foregoing subsection (i) or (ii), the “Assumed Net Working Capital”). The parties agree that (A) if the Net Working Capital is less than the Assumed Net Working Capital then the difference between the Assumed Net Working Capital and the Net Working Capital shall constitute the “Working Capital Deficit”; and (B) if the Net Working Capital is greater than the Assumed Net Working Capital then the difference between the Net Working Capital and the Assumed Net Working Capital shall constitute the “Working Capital Surplus.”

(c) Proposed Closing Statement. Within ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Sellers’ Representative a closing statement of the Company Group as of the Closing Date (the “Proposed Closing Statement”), which Proposed Closing Statement shall set forth the Purchaser’s proposed calculation of the Net Working Capital. The Proposed Closing Statement shall be prepared in a manner consistent with GAAP as applied by the Company Group in the preparation of the Interim Financial Statements. The parties agree that the purpose of preparing the Proposed Closing Statement and determining the Net Working Capital and the related Purchase Price adjustment contemplated by this Section 3.4 is to measure any changes in Net Working Capital and such process is not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Proposed Closing Statement or determining the Net Working Capital.

(d) Examination of Proposed Closing Statement. The Sellers’ Representative shall review the Proposed Closing Statement to confirm the accuracy of the Proposed Closing Statement and of the Purchaser’s calculation of the Net Working Capital. From and after the date of the Sellers’ Representative’s receipt of the Proposed Closing Statement until the determination of the “Final Closing Statement” (as hereinafter defined), the Purchaser shall provide the Sellers’ Representative and its representatives reasonable access, during normal

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business hours, to the personnel, properties, books and records of the Company Group. The Sellers’ Representative and its accountants may make inquires of the Company Group and its accountants regarding questions concerning or disagreements with the Proposed Closing Statement arising in the course of its review thereof, and the Purchaser shall cause any such accountants to cooperate with and respond to such inquiries. If the Sellers’ Representative fails to give the Purchaser written notice of any disputed amounts within thirty (30) days after the Sellers’ Representative receives the Proposed Closing Statement (the “Review Period”), then the Proposed Closing Statement shall become the Final Closing Statement for purposes hereof. If the Sellers’ Representative gives the Purchaser written notice of any disputed items within the Review Period, the Purchaser and the Sellers’ Representative shall attempt in good faith to agree on any adjustments that should be made to the Proposed Closing Statement. The written notice delivered by the Sellers’ Representative to the Purchaser under this Section 3.4(d) shall specify in reasonable detail each item on the Proposed Closing Statement that the Sellers’ Representative disputes, a summary of the reasons for such dispute and the portion of the Proposed Closing Statement, if any, which the Sellers’ Representative does not dispute. If the Purchaser and the Sellers’ Representative are unable to resolve any disputed amounts within sixty (60) days after the Sellers’ Representative receives the Proposed Closing Statement, then the Purchaser and the Sellers’ Representative shall engage the New York office of Deloitte LLP (the “Audit Firm”) to resolve any such disputed matters. The Audit Firm shall make its determination regarding any disputed amounts solely by calculating such amounts in a manner consistent with GAAP as applied by the Company Group in the preparation of the Audited Financial Statements and the definitions of the components of Net Working Capital included in this Agreement and shall not involve independent review. In connection with making the determination of the Net Working Capital, in the event that there is a conflict or an inconsistency between GAAP and the past practice of the Company Group, then the past practice of the Company Group shall control. If issues are submitted to the Audit Firm for resolution, the Sellers’ Representative and the Purchaser shall furnish or cause to be furnished to the Audit Firm such work papers and other documents and information relating to the disputed issues as the Audit Firm may reasonably request and are available to that party or its agents and shall be afforded the opportunity to present to the Audit Firm any material relating to the disputed issues and to discuss the issues with the Audit Firm. The decision of the Audit Firm shall be provided in writing and be made within thirty (30) days after the engagement of the Audit Firm and shall be final and binding on the parties. The Proposed Closing Statement shall be revised, if necessary, to reflect the final determination of the components thereof (the final form of the Proposed Closing Statement, including any revisions which are made thereto pursuant to this Section 3.4(d), is referred to herein as the “Final Closing Statement”). In the event that the parties submit any unresolved objections to the Audit Firm for resolution, the fees of the Audit Firm shall be borne by the party whose determination of such unresolved objections was furthest from the Audit Firm’s determination of the same.

(e) Adjustment. Upon final determination of the Final Closing Statement in accordance with Section 3.4(d), a payment adjustment may be made as follows:

(i) If the Net Working Capital calculated by reference to the Final Closing Statement is greater or less than the Assumed Net Working Capital, then the Purchase Price shall be increased or decreased, as applicable, on a dollar for dollar basis, by such amount.

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(ii) As soon as practicable (but not more than five (5) Business Days) after the determination of the Final Closing Statement, if the adjustment set forth in subparagraph (i) has a negative effect on the Purchase Price, then the Sellers shall pay to the Purchaser an amount equal to the Working Capital Deficit, which amount shall be paid to the Purchaser from the Escrow Amount. If the adjustment set forth in subparagraph (i) has a positive effect on the Purchase Price, then the Purchaser shall pay to the Sellers in accordance with Section 3.2 of the Seller Disclosure Letter, an amount equal to the Working Capital Surplus.

3.5 Method of Payment. All monetary payments from one party to another under this Agreement, including the Purchase Price, shall be made in cash or by wire transfer of immediately available funds to an account designated in writing by the person receiving such payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, severally and not jointly, with respect to himself or itself, hereby represents and warrants as follows to the Purchaser, and acknowledges and confirms that the Purchaser is relying upon the following representations and warranties in entering into this Agreement and purchasing the Equity:

4.1 Power, Authority and Organization of the Sellers. As to each Seller who is a natural person, such Seller has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. As to each other Seller, such Seller (i) is a corporation, limited liability company or limited partnership duly incorporated, organized or formed, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, organization or formation; (ii) has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets; (iii) is duly qualified and in good standing in every state in which its conduct of business or ownership of property requires it to be so qualified, except where the failure to be so qualified would not result in a Material Adverse Effect; and (iv) the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of such Seller. This Agreement has been duly and validly executed and delivered by such Seller and constitutes such Seller’s legal, valid and binding obligation, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally, and general principles of equity that restrict the availability of equitable remedies.

4.2 No Conflict. The execution and delivery of this Agreement by such Seller, the consummation of the transactions contemplated herein by such Seller, and the performance of the covenants and agreements of such Seller, subject to fulfillment of the conditions set forth in Article IX, will not, with or without the giving of notice or the lapse of time, or both, (a) violate or conflict with any of the provisions of any Governing Documents of such Seller, if applicable;

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(b) violate, conflict with or result in a breach or default under or cause termination of any term or condition of any mortgage, indenture, contract, license, permit, instrument, trust document, or other agreement, document or instrument to which such Seller is a party or by which such Seller or any of its properties may be bound; or (c) violate any provision of law, statute, rule, regulation, court order, judgment or decree, or ruling of any governmental authority, to which such Seller is a party or by which such Seller or its properties may be bound.

4.3 Ownership of the Equity. Such Seller owns, of record and beneficially, good and valid title to the Equity in the amount set forth next to such Seller’s name in Section 4.3 of the Seller Disclosure Letter, and, except as set forth in Section 4.3 of the Seller Disclosure Letter, such Equity (a) is validly issued, fully paid and nonassessable, and (b) is free and clear of all Encumbrances, with no defects of title whatsoever. Other than the Equity identified in Section 4.3 of the Seller Disclosure Letter, such Seller owns no Equity Securities of the Company Group and has no right of any kind to have any such Equity Securities issued. Upon the Closing, the Purchaser shall have record and beneficial ownership of the Equity owned by such Seller, free and clear of any Encumbrances. Such Seller has the full and exclusive power, right and authority to vote the Equity listed in Section 4.3 of the Seller Disclosure Letter next to such Seller’s name. Such Seller is not a party to or bound by any agreement affecting or relating to its right to transfer or vote the Equity, except as set forth in Section 4.3 of the Seller Disclosure Letter.

4.4 Absence of Claims. No prior offer, issue, redemption, call, purchase, sale, merger, transfer, involvement in any transfer, negotiation or other transaction of any nature or kind with respect to any Equity Securities of the Seller, the Company Group, parent company or related company (collectively, the “Related Companies”), or any corporation which has been merged into any of the Related Companies, has given rise to (a) any valid claim or action by any Person (including any former or present holder of any of the Equity or any other Equity Securities of any of the Related Companies) which is enforceable against the Company Group or the Purchaser; or (b) any valid interest in the Company Group, and to the knowledge of such Seller, no fact or circumstance exists which could give rise to any such right, claim, action or interest on behalf of any Person. There is no action, claim, suit, arbitration, proceeding or investigation pending or, the knowledge of such Seller, threatened against such Seller, and there is no outstanding judicial order against or affecting such Seller that, individually or in the aggregate, would be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY GROUP

The Company Group hereby represents and warrants to the Purchaser:

5.1	Organization and Authorization.

(a) Each member of the Company Group (i) is a corporation or limited liability company, as specified in Section 5.1(a) of the Company Group Disclosure Letter, and is duly organized, validly existing and in good standing under the laws of its respective jurisdiction

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of incorporation or organization; (ii) has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets; and (iii) is duly qualified and in good standing in the states set forth in Section 5.1(a) of the Company Group Disclosure Letter. Each member of the Company Group is duly qualified and in good standing in every state of the United States in which the conduct of the business of such member of the Company Group or the ownership of its properties and assets requires it to be so qualified, except where the failure to be so qualified would not result in a Material Adverse Effect.

(b) Section 5.1(b) of the Company Group Disclosure Letter sets forth every entity in which any member of the Company Group owns, or will own prior to the Closing, fifty percent (50%) or more of the outstanding Equity Securities, directly or indirectly (each, a “Subsidiary” and collectively, the “Subsidiaries”), and the Equity Securities in such entity that is owned by such member of the Company Group. Except as set forth in Section 5.1(b) of the Company Group Disclosure Letter, all outstanding Equity Securities of the Subsidiaries (the “Subsidiary Shares”) are owned by the member of the Company Group specified in Section 5.1(b) of the Company Group Disclosure Letter, directly or indirectly, free and clear of all Encumbrances, with no defects of title whatsoever, and such member of the Company Group has the full power, right and authority to vote all of the outstanding Equity Securities of each such Subsidiary. Except as set forth in Section 5.1(b) of the Company Group Disclosure Letter, no member of the Company Group is party to or bound by any agreement affecting or relating to its right to transfer or vote the outstanding Equity Securities of any Subsidiary. Except for the Subsidiary Shares, no member of the Company Group owns or holds of record or beneficially Equity Securities in any Person. HEC (i) does not own or hold of record or beneficially any material assets or property (other than tax receivables and attributes and cash and cash equivalents) or Equity Securities in any Person, except for the Equity Securities of HPH; (ii) has no commercial business operations; and (iii) functions solely as a holding company for its ownership of the Equity Securities of HPH.

(c) The current officers and directors of each member of the Company Group are listed in Section 5.1(c) of the Company Group Disclosure Letter.

(d) The copies of the Governing Documents of each member of the Company Group that have previously been delivered to the Purchaser are true, correct and complete Governing Documents of each such member of the Company Group in effect as of the date hereof. The minutes of directors’ and equity holders’ meetings and the minute books of the Company Group that have been delivered previously to the Purchaser are the true, correct and complete records of directors’ and equity holders’ meetings and equity issuances through and including the date hereof, and reflect all material transactions and other matters required to be reflected in such records, as well as such other matters customarily contained in records of such type.

(e) Each of HEC and HPH has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by HEC and HPH, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate or limited liability company action, as applicable, on the part of HEC and

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HPH. This Agreement has been duly and validly executed and delivered by HEC and HPH and constitutes the legal, valid and binding obligation of HEC and HPH, enforceable in accordance with its terms, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally, and general principles of equity that restrict the availability of equitable remedies.

5.2 Authorized and Outstanding Equity Securities. Section 5.2 of the Company Group Disclosure Letter sets forth the authorized and issued Equity Securities of each member of the Company Group. All of such issued and outstanding Equity Securities are validly issued, fully paid and nonassessable. All issuances, transfers or purchases of the Equity Securities of the Company Group have been in compliance with all applicable agreements and all applicable laws, including federal and state securities laws, and all taxes thereon have been paid. There are no Equity Securities held in the treasury of any member of the Company Group.

5.3 Absence of Other Claims. Except as set forth in Section 5.3 of the Company Group Disclosure Letter, there is not outstanding, nor is any member of the Company Group bound by, any subscriptions, options, preemptive rights, warrants, calls, commitments or agreements or rights of any character requiring the Company Group to issue or entitling any person or entity to acquire any additional Equity Securities of the Company Group, including any right of conversion or exchange under any outstanding security or other instrument, and no member of the Company Group is obligated to issue or transfer any Equity Securities for any purpose. Except as set forth in Section 5.3 of the Company Group Disclosure Letter, there are no outstanding obligations of the Company Group to repurchase, redeem or otherwise acquire any outstanding Equity Securities of the Company Group.

5.4 No Conflict. Except as set forth in Section 5.4 of the Company Group Disclosure Letter, the execution and delivery of this Agreement by HEC and HPH, the consummation of the transactions contemplated herein, and the performance of the covenants and agreements of HEC and HPH, subject to fulfillment of the conditions set forth in Section 10.5 hereof, will not, with or without the giving of notice or the lapse of time, or both, (a) violate or conflict with any of the provisions of any Governing Documents of any member of the Company Group; or (b) violate, conflict with or result in a breach or default under or cause termination of any term or condition of any mortgage, indenture, material contract, material license, material permit, material instrument, trust document, will, or other material agreement, document or instrument to which any member of the Company Group is a party or by which any member of the Company Group or its properties may be bound; or (c) violate any provision of law, statute, regulation, court order or ruling of any governmental authority, to which any member of the Company Group is a party or by which it or its properties may be bound; or (d) result in the creation or imposition of any Encumbrance of any kind whatsoever upon any asset of the Company Group.

5.5 Required Consents and Approvals. Except as set forth in Section 5.5 of the Company Group Disclosure Letter, no consent or approval is required by virtue of the execution hereof by HEC or HPH or the consummation of any of the transactions contemplated herein by HEC or HPH to avoid the violation or breach of, or the default under, or the creation of any Encumbrance on assets of the Company Group pursuant to the terms of, any regulation, order, decree or award of any court or governmental agency or any lease, agreement, contract, mortgage, note, license, or any other instrument to which any member of the Company Group is a party or to which it or any of its property or assets or any of the Equity is subject.

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5.6	No Violation of Law.

(a) Except as set forth in Section 5.6 of the Company Group Disclosure Letter, the Company Group has not been in violation of any applicable local, state or federal law, ordinance, regulation, order, injunction or decree, or any other requirement of any governmental body, agency or authority or court binding on it, or relating to its property or business or its advertising, sales or pricing practices (including any antitrust laws and regulations), and the Company Group will not hereafter suffer or incur any loss, liability, penalty or expense (including attorneys’ fees) by virtue of any such violation.

(b) Without limiting the generality of the foregoing, the Company Group is in compliance with the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78m and 15 U.S.C. § 78dd-1 et seq.) (the “FCPA”), and analogous applicable laws and regulations of all other jurisdictions in which the Company Group conducts business pertaining to improper payments to government officials and the related books and records provisions of such laws and regulations. The Company Group is not in violation of any U.S. export control laws or regulations.

5.7 Financial Statements. Section 5.7(a) of the Company Group Disclosure Letter contains the Annual Financial Information together with the audited consolidated balance sheets of HPH and its Subsidiaries as of December 31, 2007 and the related audited statements of income, retained earnings, and cash flows for the year then ended, and the related notes thereto; and the Interim Financial Information (the “Audited Financial Statements” and the “Interim Financial Information,” respectively, and collectively, the “Financial Statements”). The Audited Financial Statements present fairly, in all material respects, the financial position of HPH and its Subsidiaries (taken as a whole) as of the dates thereof, and the related results of its operations for the years then ended. The Interim Financial Information present fairly, in all material respects, the financial position of HPH and its Subsidiaries (taken as a whole) as of the date thereof, and the related results of its operations for the periods then ended subject to normal year-end adjustments and the absence of footnotes. Except as set forth on Section 5.7(b) of the Company Group Disclosure Letter, the Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis, and the Interim Financial Information has been prepared in accordance with GAAP for interim statements on a basis consistent with prior periods subject to normal year-end adjustments and the absence of footnotes. The audited balance sheet as of December 31, 2009 (the “Audited Balance Sheet Date”) included in the Audited Financial Statements is referred to herein as the “Audited Balance Sheet” and the unaudited balance sheet as of February 28, 2010 (the “Interim Balance Sheet Date”) included in the Interim Financial Information is referred to herein as the “Interim Balance Sheet.”

5.8 No Undisclosed Liabilities. Except as set forth in Section 5.8 of the Company Group Disclosure Letter, no member of the Company Group has any material liability arising out of any transaction, series of transactions, action or inaction entered into or occurring on or prior to the date hereof, of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a consolidated balance sheet prepared in accordance with GAAP (collectively, “Liabilities”), except (i) Liabilities reflected and reserved against in the Interim Balance Sheet or

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disclosed in the notes thereto, (ii) for Liabilities that have arisen after the Interim Balance Sheet Date in the ordinary course of business, (iii) Liabilities arising after the date of this Agreement in connection with the transactions contemplated by this Agreement, or (iv) Liabilities to be included in the computation of Net Working Capital.

5.9	Real Property.

(a) Section 5.9(a)(i) of the Company Group Disclosure Letter sets forth a complete and accurate list and description of all Owned Real Property. Section 5.9(a)(ii) of the Company Group Disclosure Letter sets forth a complete and accurate list of all the Leases pursuant to which the Company Group holds any Leased Real Property. With respect to each parcel of Leased Real Property listed in Section 5.9(a)(ii) of the Company Group Disclosure Letter, the Company Group has made available to the Purchaser true, correct and complete copies of each Lease (if any). The Leases are legal, valid, binding and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and the application of any bankruptcy or other creditor’s rights laws. Except as set forth in Section 5.9(a) of the Company Group Disclosure Letter, if the transactions contemplated by this Agreement are considered an “assignment” within the meaning of any such lease of Real Property, such lease is assignable to the Purchaser without any consent, approval or other authorization of any Person. The Owned Real Property identified in Section 5.9(a)(i) of the Company Group Disclosure Letter and the Leased Real Property identified in Section 5.9(a)(ii) of the Company Group Disclosure Letter (collectively, the “Real Property”) comprise all of the real property used in, or otherwise related to, the business of the Company Group.

(b) Subject to Section 5.9(c) hereof, the Company Group (i) has good and marketable fee simple title to the Owned Real Property; and (ii) except for Permitted Encumbrances, owns such Owned Real Property free and clear of all Encumbrances.

(c) Except for Permitted Encumbrances and other matters set forth in Section 5.9(c) of the Company Group Disclosure Letter, no Owned Real Property is subject to (i) any lease and the Company Group has not otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (ii) any outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, other than the right of Purchaser pursuant to this Agreement.

5.10	Personal Property.

(a) Section 5.10(a) of the Company Group Disclosure Letter sets forth a complete and accurate list and description of all the tangible personal property with a value in excess of $25,000 that the Company Group owns or leases, has agreed (or has an option) to purchase, sell or lease, or may be obligated to purchase, sell or lease.

(b) The Company Group (i) has good and valid title to all the personal and mixed, tangible and intangible properties and assets which it purports to own, including Intellectual Property, and all the personal properties and assets reflected, but not shown as leased or encumbered, on the Audited Balance Sheet and the Interim Balance Sheet (except for inventory and assets sold in the ordinary course of business and supplies consumed in the

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ordinary course of business); and (ii) except for Permitted Encumbrances, owns such personal property free and clear of all Encumbrances and title defects of any nature whatsoever. All properties and assets of the Company Group with a value in excess of $25,000 are in the possession of the Company Group. Section 5.10(b) of the Company Group Disclosure Letter sets forth the location of any tangible personal property (including all improvements on any Real Property) and leasehold improvements, in each case, with a value in excess of $25,000 that are not located at the principal location of the business.

(c) The equipment owned or leased by the Company Group is in good operating condition and repair, subject to normal wear and tear, and is adequate in all material respects for the uses to which it is being put.

(d)(i) The rights, properties and other assets (excluding Intellectual Property and software) presently owned, leased or licensed by the Company Group and described in Section 5.9(a) and Section 5.10(a) of the Company Group Disclosure Letter and (ii) the Intellectual Property and software owned or licensed by the Company Group include all material rights, properties and other assets necessary to permit the Company Group to conduct the business in the same manner as the business has been conducted since the Audited Balance Sheet Date, without any need for replacement, refurbishment or extraordinary repair, except as would occur in the ordinary course of business.

(e) Subject to allowances for slow-moving, obsolete or damaged inventory with a value of less than $100,000 in the aggregate or as set forth on the Final Closing Statement, all of the inventories of the Company Group included on the Interim Balance Sheet or subsequently acquired are merchantable and of a quality and quantity usable and saleable in the ordinary course of business, and the quantities of each type of inventory (whether raw materials, work-in-process, or finished goods) are adequate for the Company Group to carry on its business as presently conducted. All of the inventories of the Company Group included on the Interim Balance Sheet are valued for the purposes thereof at the lower of cost or market.

(f) Section 5.10(f) of the Company Group Disclosure Letter contains a complete and accurate list of all leases (including any capital leases) and lease-purchase arrangements (other than Real Property leases) pursuant to which the Company Group leases personal property from others and which (i) require the Company Group to pay for rent and any obligatory improvements; or (ii) provide for a purchase option. Section 5.10(f) of the Company Group Disclosure Letter specifies which of such leases, if any, are capital leases. All leases that are required to be capitalized by GAAP have been so accounted for in the Financial Statements. The Company Group has made available to the Purchaser a true, correct and complete copy of each of the items required to be listed in Section 5.10(f) of the Company Group Disclosure Letter.

5.11 Indebtedness. Section 5.11 of the Company Group Disclosure Letter sets forth a complete and accurate list and description of all instruments or other documents relating to any direct or indirect indebtedness for borrowed money of the Company Group, as well as indebtedness by way of lease-purchase arrangements, guarantees, letters of credit, undertakings on which others rely in extending credit and all conditional sales contracts, chattel mortgages and other security arrangements with respect to personal property used or owned by the Company

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Group (other than those set forth in Section 5.10(f) of the Company Group Disclosure Letter). The Company Group has made available to the Purchaser a true, correct and complete copy of each of the items required to be listed in Section 5.11 of the Company Group Disclosure Letter.

5.12	Intellectual Property.

(a) Identification of Intellectual Property, Software and Licensed Software. Section 5.12(a) of the Company Group Disclosure Letter sets forth a complete and accurate list of (i) all material Owned Software and material Licensed Software; (ii) registered or applied for Intellectual Property owned by a member of the Company Group; and (iii) material Third Party Software. With respect to any registrations or applications of the Owned Software or Intellectual Property, Section 5.12(a) of the Company Group Disclosure Letter also sets forth, as to each such item of the Intellectual Property, if applicable, the (i) relevant application or registration number, (ii) relevant filing, registration, issue or application date, (iii) record owner, and (iv) country.

(b) Ownership and Protection. With respect to the Owned Software and each item of Intellectual Property identified in Section 5.12(a) of the Company Group Disclosure Letter as being owned by the Company Group, the member of the Company Group specified in Section 5.12(a) of the Company Group Disclosure Letter owns all right, title and interest in and to the Owned Software and such Intellectual Property, free and clear of Encumbrances, except for Permitted Encumbrances. Except as set forth in Section 5.12(b) of the Company Group Disclosure Letter, the Company Group has obtained a written assignment of, or a written agreement providing for a Company Group member’s ownership of, all right, title and interest in and to material Owned Software and material Intellectual Property owned by the Company Group from each Person participating in the discovery, development or creation of such item. Except as otherwise provided in Section 5.12(b) of the Company Group Disclosure Letter and except for Licensed Software and the Third Party Software, the Company Group has no obligation to compensate any third party for the use of any item of the Intellectual Property or Software, in each case owned by a member of the Company Group as of the date of this Agreement. All registrations of the Intellectual Property owned by the Company Group and Owned Software in each of the countries in which any of the same is registered are (i) to the Company Group’s Knowledge, valid and (ii) subsisting in all respects and have been properly maintained.

(c) Litigation and Claims. Except as disclosed in Section 5.12(c) of the Company Group Disclosure Letter, there is neither pending nor, to the Company Group’s Knowledge, threatened in writing, any suit, action, claim, arbitration, grievance, litigation, administrative or legal or other proceeding, or investigation, against the Company Group or, to the Company Group’s Knowledge, its licensors contesting the validity of, or the Company Group’s right to use, any of the Intellectual Property or the Software, in each case, used by the Company Group.

(d) Licenses. Except for Software Licenses and as otherwise provided in Section 5.12(d) of the Company Group Disclosure Letter, and except for licenses to distributors, resellers, sales agents or representatives, suppliers, contractors or customers in the ordinary course of business, the Company Group has not granted any license or other right to use, in any

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manner, any item of Intellectual Property owned by the Company Group or the Owned Software, whether or not requiring the payment of royalties, and no third party has any right to use any of the Intellectual Property owned by the Company Group or the Owned Software. The Company Group has not licensed, leased, sold or otherwise transferred or disclosed the source code for any of the Software owned by the Company Group to any Person other than to the Company Group’s employees and independent contractors pursuant to an agreement with such employees and independent contractors protecting the confidentiality of the source code and the nondisclosure thereof.

(e) Functionality. To the Company Group’s Knowledge, the Owned Software functions materially in accordance with the Company Group’s published documentation and specifications therefor.

(f) Support and Maintenance and Other Agreements. Section 5.12(f) of the Company Group Disclosure Letter sets forth a complete and accurate list of all agreements pursuant to which the Company Group is obligated to provide support or maintenance for the Owned Software.

(g) Protection. The Company Group has reasonably protected any trade secrets encompassed by the Owned Software or the Intellectual Property owned by the Company Group.

(h) Infringement.

(i) To the Company Group’s Knowledge, no third party is infringing upon all or any portion of the Intellectual Property owned by the Company Group or the Owned Software.

(ii) There is no interference action, opposition proceeding or other litigation pending or, to the Company Group’s Knowledge, threatened before any governmental entity (including the courts or the United States Patent and Trademark Office or corresponding governmental entities in foreign jurisdictions) in regard to any of the Intellectual Property owned by the Company Group or Owned Software.

(iii) To the Company Group’s Knowledge, none of the Intellectual Property owned by the Company Group and Owned Software infringes any copyright, trademark, patent, trade secret, or other right of any third party. The Company Group has not received written notice of infringement upon, misappropriation of or conflict with any asserted right of any third party by the Company Group.

(iv) To the Company Group’s Knowledge, the inception, development and reduction to practice of the Intellectual Property owned by the Company Group and the Owned Software have not constituted or involved, and do not constitute or involve, the misappropriation of trade secrets or other rights of any other person or entity (including any governmental entity).

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(i) Open Source Code. Except as set forth in Section 5.12(i) of the Company Group Disclosure Letter and to the Company Group’s Knowledge, the Owned Software and the Third Party Software do not contain any Open Source Code.

5.13 Litigation.

(a) Except as set forth in Section 5.13(a) of the Company Group Disclosure Letter, since January 1, 2005, there has been no, and there is currently no, litigation, written claims, suits, actions, investigations, indictments or informations, proceedings or arbitrations, or other material procedures (including grand jury investigations, actions or proceedings, and product liability and workers’ compensation suits, actions or proceedings) (each an “Action”) pending, or to the Company Group’s Knowledge, threatened, before any court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, regulator, administrator or official, grand jury, or any other forum for the resolution of Actions, against the Company Group or involving any of its property or business (excluding general customer complaints made to the Company Group that have not been formally submitted to any applicable public utility commission or equivalent regulatory body). Further, except as set forth in Section 5.13 of the Company Group Disclosure Letter, there are no judgments, orders, writs, injunctions, decrees, indictments or informations, grand jury subpoenas or civil investigative demands, plea agreements, stipulations or awards (whether rendered by a court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, regulator, administrator or official, grand jury or any other forum for the resolution of Actions) against the Company Group or involving any of its property or business (excluding general customer complaints made to the Company Group that have not been formally submitted to any applicable public utility commission or equivalent regulatory body).

(b) HES has complied in all respects with, and taken all actions required pursuant to, the Offer of Settlement entered into by HES with the New Jersey Board of Public Utilities on December 30, 2009 in the matter of the alleged failure of HES to comply with certain third party supplier licensing requirements under New Jersey law (Docket No. EO09121021U) (the “New Jersey Offer of Settlement”). The Company Group has provided or made available to the Purchaser true, correct and complete copies of all documentation in connection with the New Jersey Offer of Settlement.

5.14 Employees.

(a) Section 5.14(a) of the Company Group Disclosure Letter sets forth a list of (i) the name; (ii) office or other work location; (iii) title; (iv) current base salary rate; (v) date of hire; and (vi) determined on an aggregate basis for all Company Group employees, accrued bonus, accrued sick leave, accrued vacation benefits, accrued severance pay and accrued deferred compensation, in each case with such accruals calculated as of the date specified in Section 5.14(a) to the Company Group Disclosure Letter. Except as disclosed in Section 5.14(a) of the Company Group Disclosure Letter, no such employee is absent from work on long term disability leave, extended leave of absence or receiving workers’ compensation benefits. Section 5.14(a) of the Company Group Disclosure Letter further lists all such employees, as well as consultants, agents and independent contractors, covered by a written employment, non-competition, consulting (other than with respect to tax, accounting and legal services, or

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which are exclusively related to the transactions contemplated hereby) or severance agreement with the Company Group which provides for annual compensation, bonus or severance or a combination of the foregoing that equals or exceeds $50,000, and the Company Group has provided or made available to the Purchaser current and complete copies of each such written agreement, as well as copies of any written confidentiality or other agreement covering proprietary processes, formulae or information applicable to any such Person. Except as set forth in Section 5.14(a) of the Company Group Disclosure Letter, the Company Group does not have any employees who are working outside the United States (except on short-term business trips in compliance with applicable Laws) or in the United States under a visa.

(b) Except as disclosed in Section 5.14(b) of the Company Group Disclosure Letter, the Company Group is in compliance in all material respects with all applicable laws, regulations, judgments and other requirements relating to the regulation of foreign nationals in the United States including those items relating to the employment and compensation of foreign nationals in the United States. Moreover, there are no unresolved past, pending or, to the Company Group’s Knowledge, threatened administrative, regulatory or judicial actions, proceedings, investigations, obligations, liabilities, losses, decrees, judgments, penalties, fines, fees, demands, demand letters, orders, directives, claims, or notices of noncompliance or violation relating in any way to the Company Group or its operations in connection with the Company Group’s employment of foreign nationals. As used herein, the term “foreign national” means a person who is not a citizen of the United States of America.

5.15 Employee Benefits.

(a) Section 5.15 of the Company Group Disclosure Letter sets forth a complete list of all (i) employee benefit plans (as defined in Section 3(3) of ERISA), (ii) nonqualified deferred compensation plans (as defined in Section 409A of the Code), and (ii) severance, change-in-control, bonus, incentive, equity compensation, retirement and any other material compensatory or employee benefit plans, contracts, programs, funds, or arrangements of any kind (whether or not subject to ERISA, written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated), other than those required to be maintained by law, and any trust, escrow, or similar funding mechanism related thereto now in effect or required in the future as a result of the transaction, under which any present or former employees, directors, officers, shareholders or other holders of equity interests, or independent contractors of one or more entities within the Company Group has any present or future right to benefits or with respect to which the Company Group has or could reasonably be expected to have any liability, including as a result of any entity within the Company Group, together with any other corporation or trade or business (whether or not incorporated), being treated as a single employer under Section 414 of the Code (the “Controlled Group”) (all of the above individually or collectively referred to as “Employee Benefit Plan” or “Employee Benefit Plans,” respectively).

(b) No member of the Company Group nor any member of the Controlled Group contributes to, has any obligation to contribute to, has any liability or could reasonably be expected to have any liability (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to any defined benefit pension plan, multiemployer plan, multiple employer plan, or multiple employer welfare arrangement within the meaning of ERISA and the

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Code. No member of the Company Group or the Controlled Group is bound by any contract or agreement or has or could reasonably be expected to have any obligation or liability described in Section 4204 of ERISA. No Employee Benefit Plan is subject to laws of a country other than the United States.

(c) The Company Group has provided or made available to the Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) of each Employee Benefit Plan and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, opinion letter or advisory letter, if applicable; (iii) any summary plan description; and (iv) for the three (3) most recent years, the Form 5500 and attached schedules and audited financial statements, if any.

(d) Each Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation with the applicable requirements of ERISA, the Code, and other applicable laws, except for those failures to comply that would not, individually and in the aggregate, be material.

(e) All required reports and descriptions (including annual reports (IRS Form 5500), summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each Employee Benefit Plan, and no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof that would require the filing of an amended Form 5500 or could result in a material change to the costs of preparing such Form 5500 (including the schedules thereto) for the subsequent plan year.

(f) To the Company Group’s Knowledge, (i) there have been no prohibited transactions with respect to any Employee Benefit Plan, (ii) no fiduciary has or could reasonably be expected to have any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan; and (iii) no action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any Employee Benefit Plan (other than routine claims for benefits) is pending or threatened.

(g) No Employee Benefit Plan provides or has any obligation to provide benefits, including life, death or health benefits, beyond termination of service or retirement to any current or future retired or terminated employee, or his or her spouse or dependents, other than (i) coverage mandated by law, (ii) death or retirement benefits under an Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code or death benefits under a life insurance policy or (iii) deferred compensation benefits reflected in the Financial Statements. No Employee Benefit Plan provides benefits to any Person who is not a current or former employee of the Company Group or the dependents or other beneficiaries of any such current or former employee.

(h) The execution, delivery and performance of this Agreement by the Sellers, HEC and HPH will not (i) constitute a stated triggering event under any Employee Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the

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Company Group or such Employee Benefit Plan to any current or former officer, employee, director or consultant (or dependents of such Persons) or (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company Group.

(i) Except as set forth on Section 5.15 to the Company Group Disclosure Letter, each Employee Benefit Plan that is subject to Section 409A of the Code is in full compliance with Section 409A of the Code, and neither the Company Group nor any member of the Controlled Group has terminated a deferred compensation plan (within the meaning of Section 409A of the Code) on or after December 31, 2007.

(j) With respect to each Employee Benefit Plan that is or was an employee pension benefit plan within the meaning of Section 3(2) of ERISA: (i) if the Employee Benefit Plan is intended to meet the requirements of a “qualified plan” under Code Section 401(a), the Employee Benefit Plan has received and is entitled to rely on a determination from the Internal Revenue Service that such Employee Benefit Plan is so qualified (or if the Employee Benefit Plan is a prototype plan, it has a favorable advisory or opinion letter; or if the Employee Benefit Plan is a volume submitter, it has a favorable prototype advisory or opinion letter, and the Company Group has properly adopted such Employee Benefit Plan), and nothing has occurred, whether by action or failure to act, since the date of such determination that could reasonably be expected to adversely affect the qualified status of the Employee Benefit Plan; (ii) all contributions (including all employer contributions and employee salary reduction contributions) which are due have been made to the Employee Benefit Plan and have complied with the deadlines prescribed by ERISA, and all contributions for any period ending on or before the Closing which are not yet due have been made to the Employee Benefit Plan or accrued in accordance with the past custom and practice of the Company Group; and (iii) no employer securities, employer real property or other employer property is included in the assets of the Employee Benefit Plan.

(k) With respect to each Employee Benefit Plan that is or was an employee welfare benefit plan within the meaning of Section 3(1) of ERISA: (i) all premiums or other payments for all periods ending on or before the Closing that are required to have been paid have been paid with respect to the Employee Benefit Plan; (ii) the requirements of the Consolidated Omnibus Budget Reconciliation Act and all applicable similar state laws and the Health Insurance Portability and Accountability Act of 1996 have been satisfied with respect to the Employee Benefit Plan; and (iii) the Employee Benefit Plan has never been funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under the Employee Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(l) Neither the Company Group, nor any member of the Controlled Group, has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

5.16 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of understanding or other arrangements, formal or informal, with any union or labor organization covering any of the Company Group’s employees and none of said employees are represented by any union or labor organization.

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5.17 Labor Disputes. The Company Group is in compliance in all material respects with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. The Company Group is not engaged in any unfair labor practice, and no unfair labor practice complaint against the Company Group is pending before the National Labor Relations Board. The Company Group does not know of any labor strike or other labor trouble actually pending, being threatened against, or affecting the Company Group. There have not been, nor are there presently, any attempts to organize non-union employees, nor, to the Company Group’s Knowledge, are there plans for any such attempts.

5.18 Bank Accounts. Section 5.18 of the Company Group Disclosure Letter sets forth a complete and accurate list of each bank or financial institution in which the Company Group has an account or safe deposit box (giving the address and account numbers) and the names of the persons authorized to draw thereon or to have access thereto.

5.19 Environmental Matters. Except as disclosed in Section 5.19 of the Company Group Disclosure Letter:

(a) The Company Group is in material compliance with all applicable Environmental Laws, and the Company Group has all permits, licenses and other approvals required under applicable Environmental Laws for the conduct of the Company Group’s operations as currently conducted;

(b) There are no past, pending or to the Company Group’s Knowledge, threatened material Environmental Claims relating to the Company Group’s operations, including the Company Group’s operations at the Real Property, except for Environmental Claims that have been settled or resolved, which are described on Section 5.19 of the Company Group Disclosure Letter;

(c) Hazardous Materials have not at any time been present, generated, used, treated, managed, recycled, stored or Released as a result of the Company Group’s operations at, on, in or under, or transported to or from the Real Property, except in material compliance with all applicable Environmental Laws or as would not result in a material Environmental Claim;

(d) Hazardous Materials have not at any time been Released by the Company Group’s operations at, on, in or under any other property in the vicinity or area of the Real Property, except in material compliance with all applicable Environmental Laws or as would not result in a material Environmental Claim;

(e) To the Company Group’s Knowledge, there are not now and never have been any underground storage tanks containing Hazardous Materials located at, on or under the Real Property; there is no friable asbestos contained in, forming part of, or contaminating any part of the Real Property; and no polychlorinated biphenyls (PCBs) in concentrations above 50 ppm are used, stored, located at or contaminate any part of the Real Property; and

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(f) To the Company Group’s Knowledge, there are no pending or threatened Environmental Claims against any treatment, storage or disposal facility that has received Hazardous Materials from or generated by the Company Group at the Real Property.

5.20 Required Licenses and Permits. The Company Group has all licenses, permits or other authorizations of governmental authorities necessary for the conduct of its business (the “Permits”), except as otherwise would not result in a Material Adverse Effect. A correct and complete list of all such Permits is set forth in Section 5.20 of the Company Group Disclosure Letter. The Company Group has made available to the Purchaser true, correct and complete copies of all written licenses and permits required to be listed in Section 5.20 of the Company Group Disclosure Letter. Except as set forth in Section 5.20 of the Company Group Disclosure Letter, the Company Group is and at all times has been, in compliance in all material respects with all of the terms and requirements of each Permit listed or required to be listed in Section 5.20 of the Company Group Disclosure Letter, and, to the Company Group’s Knowledge, there are no specific conditions, limitations or provisions that are unique to the Company Group applicable to any of the Permits listed or required to be listed in Section 5.20 of the Company Group Disclosure Letter. Except as set forth in Section 5.20 of the Company Group Disclosure Letter, no approval or authorization of or notice or other filing is required to be given to or made with any governmental authority or otherwise under any of the Permits or any other action taken by any Person in connection with any Permit to consummate the transactions contemplated herein or to cause the Permits to be in full force and effect. Except as set forth in Section 5.20 of the Company Group Disclosure Letter, no event has occurred or circumstance exists that may (with or without notice or lapse of time): (a) constitute or result directly or indirectly in a violation of, or a failure to comply with, any term or requirement of any Permit listed or required to be listed in Section 5.20 of the Company Group Disclosure Letter; or (b) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Permit listed or required to be listed in Section 5.20 of the Company Group Disclosure Letter.

5.21 Insurance Policies. Section 5.21 of the Company Group Disclosure Letter sets forth a complete and accurate list of all insurance policies in force naming the Company Group, or any employees thereof in their capacity as such, as an insured or beneficiary or as a loss payable payee, or for which the Company Group has paid or is obligated to pay all or part of the premiums. The Company Group has not received written notice of any pending or threatened termination or premium increase (retroactive or otherwise) with respect thereto, and the Company Group is in compliance in all material respects with all conditions contained therein. There have been no lapses (whether cured or not) in the coverage provided under the insurance policies, referenced herein and as set forth in Section 5.21 of the Company Group Disclosure Letter, during the term of such policies, as extended or renewed. The Company Group has made available to the Purchaser true, correct and complete copies of each of the policies required to be listed in Section 5.21 of the Company Group Disclosure Letter.

5.22 Sales Agents, Suppliers and Customers.

(a) True, correct and complete copies of (i) the Key Services Agreements and (ii) the forms of Sales Agent Agreement and Sales Partner Agreement utilized by the Company Group are attached to Section 5.22(a) of the Company Group Disclosure Letter. Except as set

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forth in Section 5.22(a) of the Company Group Disclosure Letter, all agreements between the Company Group and its sales agents, distributors and brokers (excluding the Key Services Agreements) are in the standard forms of the Sales Agent Agreement and the Sales Partner Agreement that have been provided to the Purchaser by the Company Group and are attached to Section 5.22(a) of the Company Group Disclosure Letter, except as otherwise modified in the ordinary course of business.

(b) True, correct and complete copies of (i) the Key Customer Agreements and (ii) the forms of customer agreements utilized by the Company Group are attached to Section 5.22(b) of the Company Group Disclosure Letter. Except as set forth in Section 5.22(b) of the Company Group Disclosure Letter, all agreements between the Company Group and its customers (excluding the Key Customer Agreements) are in the standard form of customer agreement that has been provided to the Purchaser by the Company Group and is attached to Section 5.22(b) of the Company Group Disclosure Letter, except as otherwise modified in the ordinary course of business.

(c) Section 5.22(c) of the Company Group Disclosure Letter sets forth a list of (i) each supplier of goods or services (other than BP and BPCNA under the BP Sleeve) to the Company Group to whom the Company Group paid in the aggregate more than $500,000 during the 12-month period ended December 31, 2009 (“Key Supplier”), and the amount paid to such Key Supplier during such period; and (ii) each customer of the Company Group that is party to a Key Customer Agreement (each a “Key Customer”) and the amount billed to such Key Customer during the 12-month period ended December 31, 2009. Except as set forth in Section 5.22(c) of the Company Group Disclosure Letter, no Key Supplier or Key Customer has canceled or otherwise terminated or materially and adversely modified its relationship with the Company Group. The Company Group has not received any written notice that any Key Supplier or Key Customer set forth in Section 5.22(c) of the Company Group Disclosure Letter intends to cancel or otherwise materially and adversely modify its relationship with the Company Group on account of the transactions contemplated by this Agreement or otherwise.

5.23 Contracts and Commitments. Except as set forth in Section 5.23 of the Company Group Disclosure Letter or in any other Section to the Seller Disclosure Letter or the Company Group Disclosure Letter; provided that, the Company Group shall have no obligation to disclose any item pursuant to this Section 5.23 to the extent that the subject matter of such item is addressed in a representation or warranty contained elsewhere in this Agreement (regardless of dollar thresholds or other qualifications that may differ between those contained in this Section 5.23 and such other applicable representation or warranty):

(a) No contracts or commitments (other than sales agents, suppliers and customer contracts, whether or not such sales agents, suppliers and customer contracts are required to be disclosed pursuant to Section 5.22) of the Company Group continue for a period of more than six (6) months from the date hereof or require payments, in the aggregate, in excess of $125,000;

(b) The Company Group does not have any outstanding contract, written or oral, with any officer, employee, agent, consultant, advisor, salesman, manufacturer’s representative, distributor, dealer, subcontractor, or broker providing for annual compensation in

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excess of $100,000 that is not cancelable by the Company Group, on notice of not longer than thirty (30) days and without liability, penalty or premium of any kind, except liabilities which arise as a matter of law upon termination of employment, or any agreement or arrangement providing for the payment of any material bonus or commission based on sales or earnings;

(c) Except as set forth in Section 5.23(c) of the Company Group Disclosure Letter, the Company Group does not have (i) any outstanding loan or loan commitment (excluding credit extended in the ordinary course of business to purchasers of inventory) to any person, or (ii) any factoring, credit line or subordination agreement;

(d) Except as noted in Section 5.11 of the Company Group Disclosure Letter (Indebtedness) and except for negotiable instruments in the process of collection, the Company Group does not have any power of attorney outstanding or any contract, commitment or liability (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor in respect of the contract or commitment of any other person, corporation, partnership, joint venture, association, organization or other entity;

(e) The Company Group is not subject to any contract or agreement containing covenants limiting the freedom of the Company Group to compete in any line of business in any geographic area or requiring the Company Group to share any profits;

(f) Except for the HPH Limited Liability Company Agreement, there is no contract, agreement or other arrangement entitling any person or other entity to any profits, revenues or cash flows of the Company Group or requiring any payments or other distributions based on such profits, revenues or cash flows; and

(g) Section 5.23(g) of the Company Group Disclosure Letter includes a complete list of all of the Company Group’s material future purchase obligations for power, natural gas, and related products and services, in each case, pursuant to contracts in effect as of the date hereof.

The Company Group has made available to the Purchaser true, correct and complete copies of all contracts, agreements, plans, leases, policies and licenses referred to, or required to be referred to or listed on, the Company Group Disclosure Letter delivered hereunder.

5.24 Agreements in Full Force and Effect. Except as expressly set forth in Section 5.24 of the Company Group Disclosure Letter, all contracts, agreements, plans, leases, policies and licenses referred to on the Company Group Disclosure Letter (other than contracts, agreements and licenses related to Licensed Software) are valid and binding, and are in full force and effect and are enforceable against the applicable member of the Company Group in accordance with their terms, except to the extent that the validity or enforceability thereof may be limited by bankruptcy, insolvency, reorganization and other similar laws affecting creditors’ rights generally. Except as set forth in Section 5.24 of the Company Group Disclosure Letter, to the Company Group’s Knowledge, there is no pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to such agreements, and no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder by the Company Group, or to the Company Group’s Knowledge, any other party thereto.

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5.25 Absence of Certain Changes and Events. Except as set forth in Section 5.25 of the Company Group Disclosure Letter, since the Audited Balance Sheet Date, the Company Group has operated only in the ordinary course of business, and has not, except as contemplated by this Agreement and the transactions contemplated hereby:

(a) suffered any material damage or destruction adversely affecting the properties or business of the Company Group;

(b) made any declaration, setting aside or payment of any dividend or other distribution of assets (whether in cash, Equity Securities or property) with respect to the Equity Securities of the Company Group, or any direct or indirect redemption, purchase or other acquisition of such Equity Securities, or otherwise made any payment of cash or any transfer of other assets, to any Seller or any Related Company; or transferred any assets from any member of the Company Group to any other member of the Company Group; or transferred any assets from any Related Company to the Company Group;

(c) suffered a Material Adverse Effect;

(d) except for in the ordinary course of business consistent with past practice, increased (or announced any increase in) the compensation payable or to become payable to any employee, or increased (or announced any increase in) any bonus, insurance, pension or other employee benefit plan, payment or arrangement for such employees, or entered into or amended any employment, consulting, severance or similar agreement;

(e) incurred, assumed or guaranteed any liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business;

(f) paid, discharged, satisfied or renewed any material claim, liability or obligation other than payment in the ordinary course of business;

(g) permitted any of its assets to be subjected to any Encumbrances, except for Permitted Encumbrances;

(h) cancelled or forgiven any indebtedness or otherwise waived any material claims or rights, other than in the ordinary course of business and consistent with past practice;

(i) sold, transferred or otherwise disposed of any of its material assets, except in the ordinary course of business;

(j) made any single capital expenditure or investment in excess of $100,000;

(k) made any change in any method, practice or principle of financial or tax accounting, other than changes required by applicable law;

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(l) paid, loaned, advanced, sold, transferred or leased any asset to any employee, except for normal compensation involving salary and benefits;

(m) issued or sold any Equity Securities;

(n) entered into any material commitment or transaction, other than in the ordinary course of business, affecting the business; or

(o) agreed in writing, or otherwise, to take any action described in this Section 5.25.

5.26 Accounts Receivable.

(a) All accounts receivable owed to the Company Group by any director, officer, shareholder or employee of the Company Group (including those accounts receivable reflected on the Interim Balance Sheet and incurred since the Interim Balance Sheet Date) have been paid in full prior to the date hereof or shall have been paid in full prior to the Closing Date, except to the extent any such payment would otherwise occur after the date hereof or the Closing Date in the ordinary course of business as a result of such director, officer, shareholder or employee of the Company Group being a customer of the Company Group.

(b) All accounts receivable of the Company Group (i) are bona fide obligations owed to the Company; (ii) represent monies due for goods sold or services rendered in the Ordinary Course of business; and (iii) are not subject to any restrictions, security interests or other encumbrances, except Permitted Encumbrances.

5.27 Tax Matters.

(a) Generally. Except as otherwise disclosed in Section 5.27(a) of the Company Group Disclosure Letter: (i) all Tax Returns required to be filed by or on behalf of members of the Company Group have been duly filed on a timely basis and such Tax Returns are true, complete and correct; (ii) all Taxes due and payable by each member of the Company Group (whether or not shown to be payable on the Tax Returns) have been timely paid; (iii) no member of the Company Group currently is the beneficiary of any extension of time within which to file any Tax Return; (iv) within the six (6) years prior to the date hereof, no written claim has been made by an authority in a jurisdiction where the Company Group (or any member thereof) does not file Tax Returns that the Company Group (or any member thereof) is or may be subject to tax in that jurisdiction; (v) each member of the Company Group has withheld and paid over all Taxes required to have been withheld and timely paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor, or other third party; (vi) there are no Encumbrances on any of the assets of any member of the Company Group with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that a member of the Company Group is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established, which contested Taxes are disclosed in Section 5.27(a) of the Company Group Disclosure Letter; and (vii) each member of the Company Group has retained copies of all Tax Returns and other documents filed with any governmental entity and all records

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and other documents relating thereto for the period required by law. Except as set forth on Section 5.7 of the Company Disclosure Letter, with respect to Taxes not yet due and payable as of the Interim Balance Sheet Date, HEC, HPH and the Subsidiaries of HPH have made sufficient accruals for Taxes on the Interim Balance Sheet and its equivalent in the case of HEC (as appropriately adjusted to reflect the passage of time between February 28, 2010 and the Closing Date), in accordance with GAAP for interim statements on a basis consistent with prior periods subject to normal year-end adjustments and the absence of footnotes. Each member of the Company Group is in compliance with the terms and conditions of any tax exemptions which it may have claimed with respect to any applicable sales, use, and excise tax.

(b) Tax Deficiencies; Audits; Statutes of Limitations. Except as otherwise disclosed in Section 5.27(b) of the Company Group Disclosure Letter: (i) within the three years prior to the date hereof, the Tax Returns of the Company Group have not been audited by a government or taxing authority, nor is any such audit in process or pending; (ii) no Tax deficiencies have been asserted in writing with respect to Taxes of any member of the Company Group, (iii) no member of the Company Group has received notice in writing or a request for information related to Tax matters or any notice that it has not filed a Tax Return or paid Taxes required to be filed or paid by it; (iv) no member of the Company Group is either a party to any action or proceeding for assessment or collection of Taxes; (v) no waiver or extension of any statute of limitations is in effect as of the date hereof with respect to any Taxes, Tax Returns, Tax assessment, or deficiency of any member of the Company Group and no power of attorney with respect to Taxes is currently in force; (vi) Sellers have made available to the Purchaser correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any member of the Company Group filed or received since December 31, 2006; and (vii) the Company Group and each member of the Company Group has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Code Section 6662 (or any similar provision of state law).

(c) Tax Sharing Agreements, Rulings and Closing Agreements. Except as otherwise disclosed in Section 5.27(c) of the Company Group Disclosure Letter, no member of the Company Group is a party to or bound by any Tax allocation or sharing agreement. No member of the Company Group has received or applied for a Tax ruling or has entered into a closing agreement pursuant to Code Section 7121 or any predecessor provision or any similar provision of any other Tax law.

(d) Tax Elections and Special Tax Status. No member of the Company Group is or has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). No member of the Company Group has distributed Equity Securities of another Person, or has had its Equity Securities distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361. No member of the Company Group has made an election under Code Section 108(i) to defer any income. Section 5.27(d) of the Company Group Disclosure Letter sets forth the federal tax classification (e.g., corporation, partnership or disregarded entity) of each member of the Company Group.

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(e) Payments. No member of the Company Group is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local, or non-U.S. Tax law) in connection with the purchase and sale of the Equity pursuant to this Agreement. No member of the Company Group has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than any other member of the Company Group) under Treas. Reg. 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise. No member of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) except as disclosed in Section 5.27(e) of the Company Group Disclosure Letter, prepaid amount received on or prior to the Closing Date. No member of the Company Group has a permanent establishment in any country outside its jurisdiction of incorporation or organization, as defined in any applicable Tax treaty or convention between the United States and such foreign country. No member of the Company Group is a party to any transaction, understanding or arrangement treated as a Tax shelter under Code Section 6662(d)(2)(C)(iii). No member of the Company Group is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treas. Reg. 1.6011-4(b) (or any similar provision of state law).

5.28 Brokers, Finders and Investment Bankers. Except for UBS Investment Bank, neither the Sellers nor the Company Group have employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with the transactions contemplated by this Agreement.

5.29 Affiliate Arrangements. Except as set forth in Section 5.29 of the Company Group Disclosure Letter, as of the date hereof, there are no transactions, agreements, arrangements, understandings, obligations, liabilities or claims between the Company Group and a Person (i) that is an Affiliate of the Company or (ii) with respect to which any Affiliate of the Company, or any member of the immediate family of any such Affiliate, owns more than 10% of the Equity Securities of such Person (“Affiliate Arrangements”). There are no outstanding obligations or liabilities with respect to any Affiliate Arrangements no longer in effect as of the date hereof. Except as set forth in Section 5.29 of the Company Group Disclosure Letter, since the Interim Balance Sheet Date, there has been no repayment, forgiveness or other release of a debt owed by or to a Person not at arms-length with the Company Group or the Sellers. Except as set forth in Section 5.29 of the Company Group Disclosure Letter, no stockholder, employee, officer or director of the Company Group has any material interest in any property, real or personal, tangible or intangible, including Intellectual Property, used in or pertaining to the business of the Company Group.

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows, and acknowledges and confirms that the Sellers are relying upon the following representations and warranties in entering into this Agreement and selling the Equity:

6.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to effect the transactions contemplated hereunder. The Purchaser has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets, and is duly qualified and in good standing in every state in which its conduct of business or ownership of property requires it to be so qualified, except where the failure to be so qualified would not result in a material adverse effect.

6.2 Authorization. The Purchaser has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the Purchaser’s legal, valid and binding obligation, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally, and general principles of equity that restrict the availability of equitable remedies.

6.3 No Conflict. The execution and delivery of this Agreement by the Purchaser, the consummation of the transactions contemplated herein by the Purchaser, and the performance of the covenants and agreements of the Purchaser will not, with or without the giving of notice or the lapse of time, or both, (a) violate or conflict with any of the provisions of any Governing Documents of the Purchaser; (b) violate, conflict with or result in breach or default under or cause termination of any term or condition of any mortgage, indenture, contract, license, permit, instrument, trust document, or other agreement, document or instrument to which the Purchaser is a party or by which the Purchaser or any of its properties may be bound; or (c) violate any provision of law, statute, rule, regulation, court order, judgment or decree, or ruling of any governmental authority, to which the Purchaser is a party or by which the Purchaser or its properties may be bound.

6.4 Brokers, Finders and Investment Bankers. There are no claims for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees or commissions in connection with the transactions contemplated by this Agreement, based on any agreement, arrangement, statement or representation by or on behalf of the Purchaser or any of its Affiliates.

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6.5 Required Consents and Approvals. Except as set forth in Section 6.5 of the Purchaser Disclosure Letter, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, any governmental authority or other Person is or was required to be made, obtained or given by the Purchaser in connection with the Purchaser’s authorization, execution and delivery of this Agreement or other transaction documents to which the Purchaser is a party, the performance by the Purchaser of its obligations hereunder and thereunder or the consummation by the Purchaser of the transactions contemplated hereby.

6.6 Litigation. There are no actions, suits or proceedings pending or, to the Purchaser’s knowledge overtly threatened against Purchaser at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would materially and adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

6.7 Investment Representation. The Purchaser is acquiring the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. The Purchaser is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Purchaser acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Shares. The Purchaser acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended, or any state or foreign securities laws and that the Shares may not be sold, transferred offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act of 1933 and the Shares are registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any applicable state or foreign securities laws.

6.8 No Reliance. The Purchaser understands, acknowledges and agrees that the representations and warranties of the Sellers and the Company Group expressly and specifically set forth in this Agreement, including the Seller Disclosure Letter and the Company Group Disclosure Letter (and updates thereto), constitute the sole and exclusive representations and warranties of the Sellers and the Company Group to the Purchaser in connection with the transactions contemplated hereby. Except for the representations and warranties of the Sellers and the Company Group expressly and specifically set forth in this Agreement, including the Seller Disclosure Letter and the Company Group Disclosure Letter (and updates thereto), the Purchaser understands, acknowledges and agrees that all representations and warranties of any kind or nature expressed or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities of the Company Group or any member of the Company Group, or the quality, quantity or condition of the Company Group’s assets) are specifically disclaimed by the Sellers and the Company Group. In connection with the Purchaser’s investigation of the Company Group, the Purchaser has received certain projections, including projected statements of operating revenues and income from operations of the Company Group and certain business plan information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates,

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projections and other forecasts and plans, that the Purchaser is familiar with such uncertainties and that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, the Purchaser hereby acknowledges that none of the Sellers nor any member of the Company Group is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.

6.9 Bought Deal Agreement. Just Energy has the right, power and capacity to execute, deliver and perform the Bought Deal Agreement and to consummate the transactions contemplated thereby. The execution, delivery and performance of the Bought Deal Agreement, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary action on the part of Just Energy. The Bought Deal Agreement has been duly and validly executed and delivered by Just Energy and constitutes Just Energy’s legal, valid and binding obligation, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally, and general principles of equity that restrict the availability of equitable remedies.

ARTICLE VII

COVENANTS OF THE SELLERS

7.1 Pre-Closing Operations of the Company Group. From the date of this Agreement until the Closing, HEC and HPH shall conduct, and the Sellers shall cause the Company Group to conduct, its business in the ordinary course of business and in substantially the same manner as heretofore conducted, and the Sellers shall use their commercially reasonable efforts to maintain business relationships with the Company Group’s suppliers, customers and others having material business relationships with the Company Group in respect of its business in all material respects. Without limiting the foregoing, the Sellers agree that, except (i) as expressly contemplated or permitted by this Agreement or the Disclosure Letters, (ii) as required by applicable law or regulation, or (iii) to the extent that the Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, pending the Closing, each of HEC and HPH will operate and conduct itself, and any Subsidiary, and the Sellers shall cause each of HEC and HPH and any Subsidiaries thereof, to operate and conduct itself in the ordinary course of business in all material respects. Pursuant thereto and not in limitation of the foregoing:

(a) The Company Group shall manage its working capital, including cash, receivables, other current assets, trade payables and other current liabilities, in a fashion consistent with past practice;

(b) No material contract or commitment of any kind relating to the Company Group, other than customer contracts and/or hedging arrangements entered into in the ordinary course of business, shall be entered into without the prior written consent of the Purchaser (for purposes hereof, the word “material” shall refer to any contract or commitment which, if it had

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been entered into prior to execution of this Agreement, would have been required to be disclosed in Sections 5.10(e), 5.11, 5.12(d), 5.12(e), 5.12(f), 5.15, 5.21 or 5.23 of the Company Group Disclosure Letter). Any such contract, entered into with the prior written consent of the Purchaser, shall be deemed to have been disclosed in the appropriate section of the Company Group Disclosure Letter;

(c) The Company Group shall maintain its assets in their present state of repair (ordinary wear and tear excepted) in all material respects, shall use its commercially reasonable efforts to keep available the services of its employees, and preserve the goodwill of its business in all material respects and relationships with the customers, licensors, suppliers, distributors and brokers with whom it has business relations to the end that its ongoing business shall not be impaired in any material respect at the Closing; and

(d) The Company Group shall not take any of the following actions after the date of this Agreement without the prior written consent of the Purchaser:

(i) Amend any Governing Documents;

(ii) Issue substitute stock certificates or unit certificates to replace certificates which have been lost, misplaced, destroyed, stolen or are otherwise irretrievable, unless an adequate bond or indemnity agreement approved by the Purchaser has been duly executed and delivered to the Company Group;

(iii) Solicit or entertain any offer for, or sell or agree to sell, or participate in any business combination with respect to, any of its Equity Securities;

(iv) Intentionally commit any act or intentionally omit to do any act or permit any act within the Sellers’ or the Company Group’s control which will cause any representation or warranty made herein to be untrue as of the Closing or prevent the Sellers or the Company Group from complying with any material obligation contained in this Agreement;

(v) Except to the extent the taking of any of the following actions is consistent with the past practices of the Company Group in the ordinary course of business and is disclosed in writing to the Purchaser in advance of taking such action, make any declaration, set aside or payment of any dividend or other distribution of assets (whether in cash, Equity Securities or property) with respect to the Equity Securities of the Company Group, or any direct or indirect redemption, purchase or other acquisition of such Equity Securities, or otherwise make any payment of cash or any transfer of other assets, to any Seller or any Related Company; or transfer any assets from any member of the Company Group to any other member of the Company Group; or transfer any assets from any Related Company to the Company Group;

(vi) Issue any Equity Securities of the Company Group; or

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(vii) Take any affirmative action, or fail to take any commercially reasonable action within its reasonable control, as a result of which any of the changes or events listed in Section 5.25 is likely to occur.

7.2 Employees. Without limiting the generality of Section 7.1, the Sellers agree that, except as expressly contemplated by this Agreement or otherwise consented to in writing by the Purchaser from the date hereof until the Closing Date, the Company Group shall not (a) increase the compensation (or benefits) payable to or to become payable to any director or employee of the Company Group, except for increases in salary or wages of employee in the ordinary course of business and consistent with past practice; (b) make any new grants of severance or termination pay or enter into or amend any employment or severance agreement with any employee of the Company Group other than in the ordinary course of business consistent with past practice and as promptly thereafter disclosed to the Purchaser in writing; (c) amend or terminate any senior management agreement between HES and any Key Manager, Charles Hewitt, Daniel Marzuola, Steven Lichtenstein or Arthur Gruen; (d) establish, adopt, enter into or amend any collective bargaining agreement or Employee Benefit Plan other than amendments to Employee Benefit Plans required under applicable law or in the ordinary course of business and as promptly thereafter disclosed to the Purchaser in writing; (e) take any action to accelerate any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any Employee Benefit Plan; or (f) make any promise or other representation, written or oral, relating to future actions similar to those listed above.

7.3 Access and Cooperation. From the date of this Agreement through the Closing Date, the Sellers shall (a) provide the Purchaser and its designees (e.g., officers, counsel, accountants, actuaries, underwriters of the Purchaser’s Financing and underwriters’ counsel and other authorized representatives) with such information as the Purchaser or its designees may from time to time reasonably request with respect to the Company Group and the transactions contemplated by this Agreement; (b) provide the Purchaser and its designees, access during regular business hours and upon reasonable notice to the books, records, offices, personnel and accountants of the Company Group, as the Purchaser or its designees may from time to time reasonably request, including in connection with the Purchaser’s Financing; (c) permit the Purchaser and its designees to make such inspections thereof as the Purchaser may reasonably request; and (d) cooperate with all reasonable requests of the Purchaser in connection with the Purchaser’s Financing, including as promptly as practicable furnishing such additional information reasonably requested by the Purchaser and, at the Purchaser’s expense, preparing such documents, including financial statements of the Company Group and reconciliations thereof to Canadian GAAP (in both the English and French languages), as may be reasonably requested by the Purchaser. Any investigation shall be conducted in such a manner so as not to unreasonably interfere with the operation of the business of the Company Group.

7.4 Interim Financials. As promptly as practicable after each regular accounting period subsequent to the Interim Balance Sheet Date and prior to the Closing Date, the Company Group will deliver to the Purchaser periodic financial reports in the form which the Company Group customarily prepares for internal purposes concerning the Company Group and, if available, unaudited statements of the financial position of the Company Group as of the last day of each accounting period and statements of income and changes in financial position of the Company Group for the period then ended.

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7.5 Preparation of Supporting Documents. In addition to such actions as the parties may otherwise be required to take under this Agreement or applicable law to consummate this Agreement and the transactions contemplated hereby, the parties shall use their commercially reasonable efforts to take such actions, furnish such information, and prepare, or cooperate in preparing, and execute and deliver such certificates, agreements and other instruments as the other party may reasonably request and at such party’s expense, from time to time, before, at or after the Closing, with respect to compliance with obligations of the Purchaser and the Sellers in connection with the transactions contemplated by this Agreement. Subject to Section 13.21(e), any written information furnished by the Company Group prior to the Closing specifically for use in the Purchaser’s Financing shall be true, correct and complete in all material respects and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.6 Notice of Breach or Potential Breach.

(a) During the period from the date of this Agreement to the Closing Date or the earlier termination of this Agreement, the Purchaser shall promptly advise the Sellers’ Representative in writing if it becomes aware of (i) the occurrence, or non-occurrence, of any event of which it has knowledge, which has caused, or could reasonably be expected to cause, any representation or warranty made by the Sellers or the Company Group to be untrue or inaccurate in any material respect at any time after the date of this Agreement and prior to the Closing Date; and (ii) any material failure on the Purchaser’s part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(b) During the period from the date of this Agreement to the Closing Date or the earlier termination of this Agreement, the Company Group shall advise Purchaser in writing if (i) to the Company Group’s Knowledge, there is an occurrence, or non-occurrence, of any event, which has caused, or could reasonably be expected to cause, any representation or warranty made by it or any Seller to be untrue or inaccurate in any material respect at any time after the date of this Agreement and prior to the Closing Date; and (ii) any material failure on the Company Group’s part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. If any such event requires any change to the Company Group Disclosure Letter, the Company Group shall promptly deliver to Purchaser a written supplement to the Disclosure Letter specifying such change (a “Disclosure Notice”). If such updated Company Group Disclosure Letter reflects any event occurring or arising in the ordinary course of business at any time after the date of this Agreement (and which does not have a Material Adverse Effect) and prior to the Closing Date, (x) the specified representations and warranties made by the Company Group or the Sellers will be deemed automatically modified to reflect such event as of the date that such event occurs or arises, and (y) Purchaser will not have the right to terminate this Agreement on account of such modification of the representations and warranties made by the Company Group or the Sellers herein.

(c) If the Company Group delivers Disclosure Notices pursuant to Section 7.6(b) that reflects any event described therein (other than an event described in the last sentence of Section 7.6(b)), unless Purchaser provides the Sellers’ Representative with a termination notice pursuant to Article XII within five (5) Business Days after delivery by the

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Company Group of such updated Company Group Disclosure Letter, Purchaser will be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement and to have accepted the updated Company Group Disclosure Letter. The delivery of any such updated Company Group Disclosure Letter will be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such event and Purchaser will not have any claim for indemnification for any such event.

7.7 No Solicitation. Prior to the Closing or the termination of this Agreement, the Sellers shall not, and shall direct each of their respective Affiliates, managers, officers, employees, representatives or agents not to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any non-public information to, any Person concerning any merger, sale of substantial assets, sale of Equity Securities or similar transactions involving the Company Group or enter into any agreement with respect thereto. The Sellers shall promptly communicate to the Purchaser the terms of any proposal which it may receive in respect of all such transactions prohibited by the foregoing.

7.8 Release.

(a) Seller’s Release. Subject to Section 7.8(c) below, in consideration for the Purchase Price, as of and following the Closing, each Seller (excluding HEC and HPH for purposes of this Section 7.8) knowingly, voluntarily and unconditionally releases, forever discharges and covenants not to sue the Purchaser, the Company Group, or their respective predecessors, successors, parents, subsidiaries and other Affiliates, and all of their respective current, former and future officers, directors, members, managers, employees, agents and representatives from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs and expenses (including reasonable attorneys’ fees and the allocated fees and expenses of in-house counsel) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, such Seller has or may have, now or in the future, arising out of, relating to, or resulting from any act or omission, error, negligence, strict liability, breach of contract, tort, violation of law, matter or cause whatsoever from the beginning of time to the Closing, including any claim or cause of action based on any theory of successor liability; provided, however, that nothing contained herein shall operate to release any obligations of the Purchaser under this Agreement or the documents executed and delivered in connection herewith or with respect to any claims based on common law fraud of the Purchaser.

(b) Release by the Company Group. Except as expressly set forth in Section 7.8(c), effective upon the Closing, the Company Group and each of its Related Persons, hereby acquits, remises, releases and forever discharges each Seller, and each of their respective Related Persons from any and all Claims and agrees to indemnify and hold harmless each of the Sellers and each of their respective Related Persons from any Damages arising from any Claim released herein and later asserted by any such Person; provided, however, that nothing contained herein shall operate to release any obligations of any Seller under this Agreement or the documents executed and delivered in connection herewith or with respect to any claims based on common law fraud of such Seller.

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(c) Exclusions. The release set forth in Section 7.8(a) above shall in no way acquit, remise, release or discharge any Claims or rights of any Seller (i) against Purchaser, the Company Group or Affiliates relating to any of the following: (A) any of the Employee Benefit Plans or other qualified or non qualified funds, plans or arrangements in which any Seller may have an interest; or (B) the Sellers’ right to be indemnified by the Company Group, Purchaser or any of its Subsidiaries or Affiliates, whether by contract, statute or common law, in respect of his, her or its services as an employee, officer and/or shareholder of the Purchaser or any of its Subsidiaries or Affiliates as provided by law or any of the Company Group’s, Purchaser’s or any of its Subsidiaries’ or Affiliates’ governing documents; or (C) any Claim to the extent that release of such Claim would impair the Sellers’ ability to recover amounts otherwise due and owing under any insurance policy that exists on or prior to the Closing Date or any renewal or replacement of such policy; and (ii) against the Purchaser Indemnified Parties or any other Seller relating to or in connection with (A) a breach of any agreement entered into on the date hereof or in the future in connection with the transactions contemplated hereby by a Seller in his or her individual capacity, including any employment agreement entered into between Purchaser or any of its Subsidiaries and any such Seller in connection with the transactions contemplated by this Agreement, or (B) Claims that cannot be waived as a matter of Law, including Claims under applicable state and federal securities’ laws and Claims for fraud.

(d) For purposes hereof, (i) “Related Person” shall mean, with respect to any Person, such Person’s Affiliates and the directors, managers, officers, stockholders, members, partners, employees, agents, attorneys, contractors, successors, assigns, predecessors, heirs, executors, trustees, representatives and administrators of such Person and such Person’s Affiliates and (ii) “Claims” shall mean, with respect to a Seller or the Company Group, all claims, demands, actions, causes of action of whatever rights, of every kind or character (whether such actions are actions in law, equity, tort, contract, or otherwise and including actions seeking injunctive or other equitable relief), whether known or unknown relating to any matter arising or in existence at any time on or prior to the Closing Date.

7.9 Termination of HEC Call Options. On or before the Closing Date, HEC shall repurchase the HEC Call Options from the HEC Stockholders and HEC shall immediately terminate and cancel the HEC Call Options.

ARTICLE VIII

COVENANTS OF THE PARTIES

The Company Group and the Purchaser hereby covenant to and agree with one another as follows:

8.1 Approvals of Third Parties; Satisfaction of Conditions to Closing. The Company Group and the Purchaser will use their reasonable, good faith efforts, and will cooperate with one another, to secure all necessary consents, approvals, authorizations and exemptions from governmental agencies and other third parties, including all consents required by Sections 10.4, 10.5 and 10.6. The Company Group will use its reasonable, good faith efforts to cause or obtain the satisfaction of the conditions specified in Article X. The Purchaser will use its reasonable, good faith efforts to cause or obtain the satisfaction of the conditions specified in Article IX.

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8.2 Confidentiality. Prior to the Closing Date and after any termination of this Agreement, the parties covenant and agree:

(a) Purchaser shall hold and shall cause its Affiliates, officers, directors, employees, accountants, counsel, consultants, advisors, agents and bank or institutional lenders or equity providers (collectively, the “Purchaser Representatives”) to hold in confidence and not directly or indirectly use, copy, reveal, report, publish, disclose or transfer any of the Proprietary Information to any person or entity except as necessary to carry out its obligations under this Agreement, or utilize any of the Proprietary Information for any purpose not explicitly authorized hereunder, except that Purchaser and the Purchaser Representatives may disclose Proprietary Information of Disclosing Party to its employees, consultants and financial and legal advisors (hereinafter “Consultants”), provided such Consultants have a need to know and have executed nondisclosure agreements obligating such Consultants to keep the Proprietary Information of Disclosing Party confidential, or are otherwise bound by similar confidentiality obligations. The limitations contained in this Section 8.2 shall continue (i) with regard to Confidential Information, for the duration of this Agreement and for two (2) years thereafter, and (ii) with regard to Trade Secrets, for the duration of this Agreement and in perpetuity thereafter.

(b) If the transactions contemplated hereunder are not consummated, Purchaser and the Purchaser Representatives will deliver to Disclosing Party, or destroy, all memoranda, notes, records, tapes, documentation, disks, manuals, files or other documents, and all copies thereof, concerning or containing Proprietary Information that are in Purchaser’s or the Purchaser Representatives’ possession, whether made or compiled by Purchaser or the Purchaser Representatives or furnished to Purchaser or the Purchaser Representatives by Disclosing Party.

(c) In the event Purchaser or the Purchaser Representatives becomes legally compelled to disclose any of the Proprietary Information, Purchaser or the Purchaser Representatives will provide to the Disclosing Party prompt notice so that each Disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, or compliance with the provisions of this Agreement is waived, Purchaser or the Purchaser Representatives will furnish only that portion of the Proprietary Information which is legally required, and to the extent requested by the Disclosing Party, will exercise its best efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Proprietary Information.

(d) The covenants and agreements contained herein shall inure to the benefit of, and may be enforced by, the successors and assigns of each party and shall survive any termination of this Agreement, whether such termination is at the instance of either party, and regardless of the reasons therefore. The protection afforded hereunder is in addition to and does not replace any prior confidentiality or nondisclosure obligation of one party to the other.

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(e) The injury that Disclosing Party will suffer in the event of Purchaser’s or the Purchaser Representatives’ breach of any covenant or agreement contained herein cannot be compensated by monetary damages alone, and Purchaser and the Purchaser Representatives therefore agree that Disclosing Party, in addition to and without limiting any other remedies or rights which they may have either under this Agreement or otherwise, shall have the right to obtain an injunction against Purchaser or any Purchaser Representative, from any court of competent jurisdiction, enjoining any such breach.

8.3 Hart-Scott-Rodino Notification. The appropriate Sellers and the Purchaser shall each promptly prepare and file a notification with the Antitrust Division of the United States Justice Department (the “Justice Department”) and the Federal Trade Commission (the “FTC”) as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Company Group and the Purchaser shall cooperate with each other in connection with the preparation of such notification. The Company Group and the Purchaser shall keep all information about the other obtained in connection with the preparation of such notification confidential. The Sellers (except HEC) and the Purchaser shall share equally the filing fee required under by the regulations promulgated pursuant to the HSR Act. In the event that any member of the Company Group or the Purchaser receive a request for additional information or documentary material from any Antitrust Authority (a) the Purchaser shall be primarily responsible for responding to such request and shall comply with such additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions and (b) such Sellers shall not respond to such request or furnish any additional information or documentary material without first notifying the Purchaser in writing. In addition, Purchaser shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement. For purposes hereof, “Antitrust Authorities” means the Justice Department, the FTC or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

8.4 Tax Matters. The following provisions shall govern the allocation of responsibility as between the Purchaser and the Sellers for certain Tax matters following the Closing Date:

(a) Pre-Closing Income Tax Returns. The Sellers’ Representative, at the sole cost and expense of the Company Group, shall prepare or cause to be prepared all Income Tax Returns for the Company Group for all periods ending on or prior to the Closing Date the due date of which is after the Closing Date (the “Seller Returns”). All such Seller Returns shall be prepared timely in a manner consistent with the past practice of the Company Group unless otherwise required by a change in applicable Law. The Sellers’ Representative shall submit each of the Seller Returns to the Purchaser at least thirty (30) days prior to the due date for the filing of such Seller Returns (taking into account any extensions) and the Purchaser shall have the right to review and comment on such Seller Returns, and Sellers’ Representative shall reflect such comments from the Purchaser on such Seller Returns to the extent such comments are not inconsistent with the past practice of the Company Group unless otherwise required by a change in applicable law. Purchaser, or its Affiliates, shall timely file all Seller Returns and, with respect to the Seller Returns that are Tax Returns of HEC, within three (3) days prior to filing, Lake shall reimburse the Purchaser for the amount shown as due on such Seller Returns of HEC.

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(b) Other Tax Returns. The Purchaser shall prepare or cause to be prepared and timely file or cause to be timely filed any (A) Tax Returns of the Company Group for Tax periods which begin before the Closing Date and end after the Closing Date (“Straddle Period”) and (B) any non-Income Tax Returns for the Company Group for all periods ending on or prior to the Closing Date the due date (including extensions of time to file) of which is after the Closing Date (the “Purchaser Returns”). All such Purchaser Returns shall be prepared and filed in a manner consistent with the past practice of the Company Group unless otherwise required by a change in applicable Law. In the event that there are any Purchaser Returns that are Income Tax Returns for a Straddle Period (“Straddle Income Tax Returns”), the Purchaser shall submit each such Straddle Income Tax Return to Sellers’ Representative at least thirty (30) days prior to the due date for the filing of such Straddle Income Tax Returns (taking into account any extensions) and Sellers’ Representative shall have the right to review and comment on such Straddle Income Tax Returns and the Purchaser shall reflect such comments from the Sellers’ Representative on such Straddle Income Tax Returns to the extent such comments are not inconsistent with the standard set forth in the previous sentence.

(c) Cooperation on Tax Matters.

(i) The Purchaser, the Company Group, and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include (i) written notification of any audit, litigation or other proceeding with respect to Taxes within thirty (30) days of the initiation of such audit, litigation or other proceeding, and (ii) the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Sellers, the Purchaser, and the Company Group agree (A) to retain all books and records with respect to Tax matters pertinent to the Company Group relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Sellers, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Purchaser, the Company Group or the Sellers, as the case may be, shall allow the other party to take possession of such books and records.

(ii) At the sole cost and expense of the requesting party, the Purchaser and the Sellers further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (in connection with the transactions contemplated hereby).

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(iii) The Purchaser and the Sellers further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Code Section 6043, or Code Section 6043A, or the Treasury Regulations promulgated thereunder.

(d) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne one-half by the Sellers and one-half by the Purchaser, and the Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the Sellers will, and will cause its Affiliates to, join in the execution of such Tax Returns and other documentation.

(e) Income Tax Allocation. For purposes of Section 8.4, in order to apportion appropriately any Income Taxes relating to a Straddle Period (including refunds of, or credits attributable to, such Taxes), the parties hereto shall, to the extent permitted or required under applicable law, treat the Closing Date as the last day of the Taxable period of the Company Group for all Income Tax purposes. In any case where applicable Law does not permit the Company Group to treat the Closing Date as the last day of the Taxable period, the amount of Income Taxes that are allocable to the portion of the Straddle Period ending on and including the Closing Date shall be deemed equal to the amount that would be payable if the Taxable period ended on the Closing Date. Notwithstanding the foregoing, any Income Taxes or other Tax items relating to any transactions not in the ordinary course of business that occur after the time of the Closing on the Closing Date shall be treated as occurring after the Closing Date (including any Income Taxes or other Tax items related to the novation or other transfer or assignment of any contracts, instruments or agreements related to the BP Sleeve to the Purchaser or any of its Affiliates).

(f) Filing and Amending Tax Returns. Without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned, the Purchaser will not (i), except for Tax Returns that are filed pursuant to Section 8.4(a) or (b) (necessary to claim a Tax refund in connection with Section 8.4(k), the sole cost and expense of which shall be borne by Sellers’ Representative), file or amend or permit any of the Company Group to file or amend any Tax Return relating to a taxable period (or portion thereof) ending on or prior to the Closing Date (a “Pre-Closing Tax Period”), (ii) with respect to Tax Returns filed pursuant to Section 8.4(a) or (b), after the date such Tax Returns are filed pursuant to Section 8.4(a) or (b), amend or permit any of the Company Group to amend any such Tax Return or (iii) extend or waive, or cause to be extended or waived, or permit the Company Group to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency that relates to a Pre Closing Tax Period for which the Sellers may be liable to the Purchaser, the Company Group or any of their Affiliates under this Agreement or under applicable law (e.g., income tax matters of HPH).

(g) Tax Return. At the request of the Sellers’ Representative and at Sellers’ expense, Purchaser shall make available to the Sellers’ Representative copies of all Tax Returns relating to the tax periods (or portions thereof) ending on or prior to the Closing prepared in accordance with this Section 8.4.

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(h) No 338 Election. The Purchaser shall not make any election under Section 338 of the Code (or any similar provision under state, local, or foreign law) with respect to the acquisition of any member of the Company Group without the prior written consent of the Sellers’ Representative, not to be unreasonably withheld, conditioned or delayed.

(i) Tax Indemnification. Notwithstanding any provision to the contrary in Article XI hereof, from and after the Closing, the Indemnifying Seller (as defined in Article XI), shall indemnify and hold harmless members of the Company Group, the Purchaser, its Affiliates, any of its respective successors or assigns and their respective directors, officers or employees (each a “Tax Indemnitee”) from and against (x) any liability for Taxes arising out of or resulting from or relating to (1) audits and examinations disclosed on Section 5.27(b) of the Company Disclosure Letter, (2) the repurchase and termination of the HEC Call Options as described in Section 7.9 or (3) audits and examinations of the Transaction Expenses or any Tax refunds payable to the Sellers under Section 8.4(k), but only to the extent of payments made by the Purchaser to the Sellers with respect to Transaction Expenses or any Tax refunds under Section 8.4(k), and (y) without duplication for any costs and expenses the Indemnifying Seller is required to pay under Section 8.4(j)(ii)(B), any fees and expenses incurred by the Company Group with respect to the matters described in item (x) above (for the avoidance of doubt, excluding the fees and expenses of the Tax Indemnitee with respect to exercising its participation rights under Section 8.4(j)(ii)(A)), but only to the extent such liability and expenses relate to a Pre-Closing Tax Period (each a “Tax Liability”). For the avoidance of doubt, the indemnity described in this Section 8.4(i) shall not be subject to the Purchaser Per Claim Threshold or the Purchaser Deductible or the Cap (each as defined in Section 11.3(a)).

(j) Tax Contests.

(i) If a notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim shall be delivered, sent, commenced, or initiated against Purchaser or any member of the Company Group by any taxing authority with respect to Taxes that results in or may result in any Purchaser Damages for which indemnification may be claimed (including Tax Liabilities subject to Section 8.4(i) and a gross-up under Section 11.8) from the Indemnifying Seller under this Agreement (a “Claim”), the affected Tax Indemnitee shall promptly notify Sellers’ Representative in writing of the Claim and provide any additional correspondence or other information or documents received from time to time from the taxing authority regarding the Claim. Such notice shall specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If the Tax Indemnitee does not give written notice of any Claim as specified in this Section 8.4(j)(i), such failure shall not affect the Tax Indemnitee’s right to indemnification hereunder, except to the extent the Indemnifying Seller’s rights are prejudiced by such failure.

(ii) The obligations and liabilities of the Indemnifying Seller with respect to Tax liabilities arising from any Claim that is or may be subject to indemnification, including claims arising from audits or examinations under Section 5.27(b) of the Company Disclosure Letter, shall be governed by and

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contingent upon the following terms and conditions: The Indemnifying Seller may, at its option, assume and control the defense of such Claim at the Indemnifying Seller’s expense and through counsel of the Indemnifying Seller’s choice reasonably acceptable to the Tax Indemnitee so long as it does so promptly and takes such steps as are necessary to avoid any default for failure to provide a timely answer to any Claim (and for the avoidance of doubt, Sellers’ Representative has agreed to assume the control and defense of the Claims disclosed on Section 5.27(b) of the Company Disclosure Letter), provided that:

(A) the Tax Indemnitee shall have the right to participate at its own expense in the defense of such Claim, shall cooperate with the Indemnifying Seller in defense of such Claim, and shall from time to time in a reasonably timely manner provide to the Indemnifying Seller all witnesses, pertinent records, materials, and information in its possession or under its control relating thereto as is reasonably required by the Indemnifying Seller;

(B) if the Indemnifying Seller does not elect to conduct the defense against any such Claim (and in any event prior to the date on which the Indemnifying Seller effectively assumes control of such defense), the Indemnifying Seller shall pay all reasonable costs and expenses of such defense as incurred and shall cooperate with the Tax Indemnitee (and be entitled to participate) in such defense and make available to the Tax Indemnitee on a reasonable basis all such witnesses, records, materials, and information in its possession or under its control relating thereto as is reasonably required by the Tax Indemnitee;

(C) if the Indemnifying Seller shall control the defense of any such Claim, then the Indemnifying Seller shall obtain the prior written consent of the Tax Indemnitee (such consent not to be unreasonably withheld, conditioned or delayed) before entering into any settlement of a Claim or ceasing to defend such Claim;

(D) if the Tax Indemnitee shall control the defense of any such Claim, then the Tax Indemnitee shall obtain the prior written consent of the Indemnifying Seller (such consent not to be unreasonably withheld, conditioned or delayed) before entering into any settlement of a Claim or ceasing to defend such Claim; and

(E) in the case of any Claim (1) relating to any Tax for a Straddle Period which Purchaser and Sellers may each be liable or (2) relating to a Claim in which the items asserted by the taxing authority could result in Taxes in which Purchaser and the Sellers may each be liable, Purchaser and the Sellers’ Representative shall each be entitled to participate at their own expense in defense of such Claim to the extent it relates to a Tax for which such party bears liability under this Agreement.

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(iii) Notwithstanding any provision herein to the contrary, after March 31, 2011, Sellers’ Representative shall not be entitled to represent the members of the Company Group with respect to any Claim disclosed on Section 5.27(b) of the Company Disclosure Letter.

(k) Tax Benefits.

(i) Any Tax refunds that are received by Purchaser or any member of the Company Group, and any amounts credited against Tax to which the Purchaser, or any member of the Company Group become entitled that relate to periods or portions thereof ending on or before the Closing Date (a “Pre-Closing Tax Period”) (including any Tax refunds attributable to the carryback of items under clause (k)(ii) below) shall be for the account of the Sellers, and the Purchaser shall pay or cause to be paid over to the Sellers’ Representative (on behalf of the Sellers in accordance with Section 3.2 of the Seller Disclosure Letter) any such refund or the amount of any such credit within five (5) days after receipt of such refund or credit against Taxes. After the Closing, the Purchaser shall cause the members of the Company Group to continue to work in good faith and use commercially reasonable efforts to diligently prosecute any Tax refund claims which are for the account of the Sellers, subject to reimbursement of any reasonable out-of-pocket expenses (including any legal fees and accountants fees) incurred by Purchaser.

(ii) Carryback Tax Benefits. In connection with the preparation of Tax Returns under Section 8.4, (A) the Purchaser and the Sellers’ Representative (on behalf of the Sellers) agree that all Transaction Expenses shall be treated as properly allocable to the Pre Closing Tax Period ending on the Closing Date (except to the extent Purchaser and Sellers’ Representative agree that such Transaction Expenses are properly deductible in a taxable period (or portion thereof) ending after the Closing Date) and such Tax Returns shall include all Transaction Expenses as deductions in the Tax Returns of the applicable member of the Company Group for the Pre Closing Tax Period that ends on the Closing Date and (B) the parties agree to cause the members of the Company Group to elect to carryback any item of loss, deduction, or credit from the period ending on the Closing Date, including any Transaction Expenses, to prior taxable years to the fullest extent permitted by law (using any available short form or accelerated procedures (including filing IRS Form 1139 and any corresponding form for applicable state, local and foreign tax purposes) and filing amended Tax Returns to the extent necessary) and obtain any potential Tax refunds or claims related thereto.

(iii) Post-Closing Deductions. Purchaser shall pay the Sellers’ Representative (on behalf of the Sellers in accordance with Section 3.2 of the Seller Disclosure Letter) the amount of any reduction in Tax payments that would otherwise be made in periods beginning after the Closing Date by Purchaser, or any member of the Company Group, or any of their Affiliates that are attributable to any Transaction Expenses that are deductible in any period (or portion thereof)

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beginning after the Closing Date, calculated by comparing Taxes that would have been payable without any such deductions or credits and Taxes actually payable taking into account such deductions or credits. Purchaser shall pay over to the Sellers’ Representative (on behalf of the Sellers in accordance with Section 3.2 of the Seller Disclosure Letter) any such reduction in Taxes within five (5) days of filing the Tax Return related to such reduction.

(l) 754 Election. The parties hereto agree that HPH will make an election under Code Section 754 on the final partnership tax return of HPH, to take effective as of the Closing Date, or as otherwise specifically directed in writing to the Sellers’ Representative prior to filing any Seller Returns under Section 8.4(a).

(m) Section 708(b)(1)(B) Termination. Immediately following the Closing and effective as of the Closing Date, the Purchaser shall transfer all Units directly acquired under this Agreement to HEC in a transaction intended to qualify as a tax-free exchange under Section 351, thereby causing HPH to have a single owner and be treated as disregarded as an entity separate from its single owner under Treasury Regulation Section 301.7701-3, and terminating the tax year of HPH as of the Closing Date.

8.5 Director and Officer Liability and Indemnification. For a period of six (6) years after the Closing Date, the Purchaser shall not, and shall not permit the Company Group to amend, repeal or modify any provision in the Company Group’s operating agreement, articles of incorporation or bylaws relating to the exculpation or indemnification of any current or former officer, director or manager (unless required by law), it being the intent of the parties that the officers, directors and managers of the Company Group shall continue to be entitled to such exculpation and indemnification to the fullest extent of the law. The Purchaser shall cause the Company Group to maintain its existing officers’ and directors’ liability insurance, or other liability insurance held by the Purchaser or any of its Affiliates that covers events occurring prior to the Closing on terms and in amounts no less favorable to its officers, directors and managers than its existing officers’ and director’s liability insurance for a period of six (6) years after the Closing. If the Purchaser, the Company Group or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser (or any of its Affiliates) and the Company Group shall assume all of the obligations set forth in this Section. The provisions of this Section 8.5 are intended for the benefit of, and will be enforceable by, each current and former officer, director or manager of the Company Group and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.

8.6 Access to Books and Records. From and after the Closing, the Purchaser shall, and shall cause each of its Subsidiaries to, provide the Sellers’ Representative and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of the Company Group in connection with the preparation of the Seller Returns with respect to periods or occurrences prior to or on the Closing Date. The Purchaser shall maintain the books and records of its Subsidiaries (relating to the business) in accordance with its regular document retention policies and all applicable law at all times following the Closing Date.

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8.7 Underwriting Agreement. No later than four (4) Business Days immediately following the date hereof, Purchaser will deliver to the Sellers’ Representative a copy of a fully executed, underwriting agreement (the “Underwriting Agreement”) between Just Energy and RBC Dominion Securities Inc., CIBC World Markets Inc., GMP Securities L.P., National Bank of Canada, Scotia Capital Inc. and TD Securities Inc., substantially in the form contemplated by the Bought Deal Agreement and Exhibit 8.7 attached hereto, with such modifications and amendments as Purchaser may agree to as would not impede the ability of the Purchaser to complete the purchase of the Equity as contemplated by this Agreement in any material respect. The Purchaser’s delivery of the Underwriting Agreement to the Sellers’ Representative shall constitute the Purchaser’s representation and warranty that Just Energy: has the right, power and capacity to execute, deliver and perform the Underwriting Agreement and to consummate the transactions contemplated thereby; the execution, delivery and performance of the Underwriting Agreement, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary action on the part of Just Energy; and the Underwriting Agreement has been duly and validly executed and delivered by Just Energy and constitutes Just Energy’s legal, valid and binding obligation, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally, and general principles of equity that restrict the availability of equitable remedies.

8.8 Release of Guarantees; Letters of Credit. The Purchaser shall use commercially reasonable efforts to irrevocably and unconditionally release and terminate all guarantees, letters of credit, performance bonds, bid bonds or other sureties provided by any Seller or any of their respective Affiliates of any obligations of HEC, HPH and/or any of their Subsidiaries, each of which is listed on Section 8.8 of the Seller Disclosure Letter (collectively, the “Guarantees and Letters of Credit”), within one hundred twenty (120) days following Closing Date. In furtherance of the foregoing, the Sellers and their Affiliates shall use commercially reasonable efforts to cooperate with the Purchaser, shall take such reasonable actions, shall furnish such appropriate information, and shall reasonably cooperate in preparing, and shall execute and deliver such appropriate certificates, agreements and other instruments as the Purchaser may reasonably request from time to time to effectuate the termination and release of the Guarantees and Letters of Credit, in all cases, the foregoing actions shall be at the expense of the Purchaser. Upon termination and release of the Guarantees and Letters of Credit, the Purchaser shall provide the Sellers’ Representative evidence reasonably satisfactory to the Sellers’ Representative, of such terminations and releases.

8.9 Bought Deal Agreement. The Purchaser undertakes and agrees with and in favor of the Sellers that, prior to the Closing, the Purchaser shall cause Just Energy to use its commercially reasonable best efforts to comply with all the terms of the Bought Deal Agreement and, when the Bought Deal Agreement is superseded by the Underwriting Agreement, the Underwriting Agreement, and satisfy all of the conditions of the Bought Deal Agreement and, when the Bought Deal Agreement is superseded by the Underwriting Agreement, the Underwriting Agreement, and complete the Purchaser’s Financing for gross aggregate proceeds sufficient, when combined with the Purchaser’s other financial resources, to fund the cash

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payable by the Purchaser for the Equity pursuant to this Agreement. In addition, the Purchaser shall cause Just Energy not to amend, modify or waive any provision of, or otherwise take any action(s) that are inconsistent with the terms of, the Bought Deal Agreement and, when the Bought Deal Agreement is superseded by the Underwriting Agreement, the Underwriting Agreement, if and to the extent that such amendment, modification, waiver or action would impede the ability of the Purchaser to complete the purchase of the Equity as contemplated by this Agreement in a material respect.

ARTICLE IX

CONDITIONS TO OBLIGATIONS OF THE SELLERS AND THE COMPANY GROUP

Each of the obligations of the Sellers and the Company Group to be performed hereunder shall be subject to the satisfaction (or waiver by the Sellers’ Representative) at or prior to the Closing Date of each of the following conditions:

9.1 Representations and Warranties Accurate at Closing Date.

(a) Each of the Purchaser’s representations and warranties contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except (i) for changes contemplated by this Agreement and (ii) for those representations and warranties that address matters only as of the date of this Agreement or any other particular date (in which case such representations and warranties shall have been true and correct in all material respects as of such particular date);

(b) The Purchaser shall have complied in all material respects with the covenants and agreements set forth herein to be performed or complied with by it on or before the Closing Date; and

(c) The Purchaser shall have delivered to the Sellers a certificate dated the Closing Date and signed by its duly authorized officer to all such effects of this Section 9.1, and confirming such other matters as may be reasonably requested by the Sellers.

9.2 Litigation. No suit, investigation, action or other proceeding shall be pending or overtly threatened against the Company Group, the Sellers or the Purchaser before any court or governmental agency which has resulted in the restraint or prohibition of any such party, or could, in the reasonable opinion of counsel for the Sellers, result in the obtaining of material damages or other relief from any such party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

9.3 Required Governmental Approvals. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect. All applicable governmental pre-acquisition filing, information furnishing and waiting period requirements, including expiration of all applicable waiting periods pursuant to the HSR Act, shall have been met or such compliance shall have been waived by the governmental authority having authority to grant such waivers.

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9.4 Documents Satisfactory in Form and Substance. All agreements, certificates and other documents delivered by the Purchaser to the Sellers hereunder or in connection herewith shall be in form and substance satisfactory to the Sellers, in the exercise of such Seller’s reasonable judgment.

9.5 Purchaser Consents. The Purchaser shall have obtained all consents and approvals listed in Section 6.5 of the Purchaser Disclosure Letter.

9.6 Certificates. The Purchaser shall deliver or cause to be delivered to the Sellers’ Representative:

(a) Certificate of an officer of the Purchaser (i) attaching and certifying copies of the resolutions of its board of directors and shareholders, as applicable, authorizing the execution, delivery and performance of this Agreement and the other documents, instruments and certifications required or contemplated hereby; (ii) certifying the name, title and true signature of each officer executing or authorized to execute this Agreement and the other documents, instruments and certifications required or contemplated hereby, and (iii) attaching and certifying a true, correct and complete copy of its Governing Documents; and

(b) Copies of the Governing Documents of the Purchaser certified by the governing jurisdiction of its incorporation and by an officer of the Purchaser, together with certificates of good standing or existence as may be available from its governing jurisdiction of incorporation in which the conduct of its business or the ownership of its properties and assets requires it to be so qualified.

9.7 Opinion of Counsel. The Sellers shall have received from outside legal counsel to the Purchaser an opinion, dated as of the Closing Date, in the form of Exhibit 9.7.

9.8 Payment of the Purchase Price. The Purchaser or its designee shall have delivered all payments contemplated by Section 3.2 hereof simultaneously with the Closing.

9.9 BP Sleeve. In connection with the BP Sleeve, the following shall have occurred: (i) the BP Sleeve, and all related agreements shall have been terminated on terms and conditions reasonably satisfactory to the Company Group, (ii) the termination fee payable in connection with the termination of the BP Sleeve shall have been paid by HES, (iii) BP and/or one or more of its Subsidiaries and/or Affiliates shall release its security interest in the Company Group and agree to execute Uniform Commercial Code Termination Statements, or such other documents or endorsements necessary to release of record the security interests of BP and its Subsidiaries and Affiliates, (iv) the Purchaser and/or one or more of its Subsidiaries and/or Affiliates, on the one hand, and BP and/or one or more of its Subsidiaries and/or Affiliates on the other hand, shall have entered into one or more supplier agreements, and (v) the Purchaser and/or one or more of its Subsidiaries and/or Affiliates, on the one hand, and BP and/or one or more of its Subsidiaries and/or Affiliates on the other hand, shall have entered into one or more services agreements.

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ARTICLE X

CONDITIONS TO OBLIGATIONS OF THE PURCHASER

The obligations of the Purchaser to be performed hereunder shall be subject to the satisfaction (or waiver by the Purchaser) on or before the Closing Date of each of the following conditions:

10.1 Representations and Warranties Accurate at Closing Date.

(a) Each of the representations and warranties of the Sellers and the Company Group contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (provided that, each of the representations and warranties of the Sellers and the Company Group in Sections qualified by materiality shall be accurate in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as though made on and of the Closing Date), except (i) to the extent that the failure of such representations and warranties to be true and correct has not caused a Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters as of any other particular date (in which case such representations and warranties shall have been true and correct as of such particular date, except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date has not caused a Material Adverse Effect);

(b) The Sellers and the Company Group shall have performed and complied in all material respects with the respective covenants and agreements set forth herein to be performed or complied with by each of them on or before the Closing Date; and

(c) The Sellers and the Company Group shall have delivered to the Purchaser a certificate signed on its behalf by a duly authorized officer and on behalf of the Sellers by the Sellers’ Representative to all such effects of this Section 10.1, and confirming such other matters as may be reasonably requested by the Purchaser.

10.2 Litigation. No suit, investigation, action or other proceeding or claim shall be pending or overtly threatened against the Purchaser, the Sellers or the Company Group before any court or governmental agency, which has resulted in the restraint or prohibition of any such party, or, in the reasonable opinion of the Purchaser or its counsel, could result in the obtaining of material damages or other relief from any such party, in connection with this Agreement or the consummation of the transactions contemplated hereby.

10.3 Required Governmental Approvals. All governmental authorizations, consents and approvals necessary for the valid consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect, including, for greater certainty, the posting of any collateral necessary to comply with the requirements of the Public Utility Commission of Texas (and the Purchaser shall use commercially reasonable efforts to replace any such collateral that is posted by the Company Group within one hundred twenty (120) days following the Closing Date, and the Purchaser shall promptly pay to the Sellers’ Representative,

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on behalf of the Sellers, any such collateral that is replaced by the Purchaser or any of its Affiliates by wire transfer of immediately available funds to the account(s) designated by the Sellers’ Representative). All applicable governmental pre-acquisition filing, information furnishing and waiting period requirements, including expiration of all applicable waiting periods pursuant to the HSR Act, shall have been met or such compliance shall have been waived by the governmental authority having authority to grant such waivers.

10.4 Seller and Company Group Consents. The Sellers and the Company Group shall have obtained all consents and approvals required to be listed in Section 5.5 of the Company Group Disclosure Letter, including the consent of the HPH Members. With respect to each such consent or approval, the Purchaser shall have received written evidence, satisfactory to it, that such consent or approval has been duly and lawfully filed, given, obtained or taken and is effective, valid and subsisting.

10.5 Purchaser Consents. The Purchaser shall have obtained all consents and approvals listed in Section 6.5 of the Purchaser Disclosure Letter.

10.6 FIRPTA Certificate. Each Seller that is not a natural person shall have delivered an executed certification in the form of Exhibit 10.6 to the effect that he or it is a U.S. person.

10.7 Opinion of Counsel. The Purchaser shall have received from counsel to the Company Group and Lake an opinion, dated as of the Closing Date, in the form of Exhibit 10.7.

10.8 Resignations of Officers and Directors. All officers and directors of the Company Group shall have delivered to the Purchaser their resignations as officers and directors, effective as of the Closing Date, and general releases in the form of Exhibit 10.8.

10.9 Nondisclosure and Non-Solicitation Agreement. Lake shall have executed and delivered to the Purchaser the nondisclosure and non-solicitation agreement in the form of Exhibit 10.9.

10.10 Non-Competition and Non-Solicitation Agreements. The Key Managers shall have executed and delivered to the Purchaser non-competition and non-solicitation agreements in the form of Exhibit 10.10.

10.11 Senior Management Agreements. Abraham Grohman and David Rosenberg shall have executed and delivered to the Purchaser amendments to their respective senior management agreements substantially in the form of Exhibits 10.11-A and 10.11-B, respectively, attached hereto. In addition, the employment agreements in the form executed and delivered on the date hereof by each of Deryl Brown, Charles Hewitt, Daniel Marzuola, Arthur Gruen and Steven Lichtenstein shall be in full force and effect as of the Closing.

10.12 Key Services Agreements. All Key Services Agreements shall be in full force and effect and enforceable in accordance with their terms, and no event shall have occurred and no circumstance or condition shall exist that (with or without notice, lapse of time or both) would reasonably be expected to result in a material violation of or material default thereunder, and HES shall have delivered to the Purchaser a certificate signed on its behalf by a duly authorized officer confirming the same.

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10.13 Financing. The Purchaser shall have obtained the Purchaser’s Financing contemplated by the Bought Deal Agreement.

10.14 Certificates. The Sellers shall deliver or cause to be delivered to the Purchaser:

(a) Certificates of the Secretary or Assistant Secretary of each member of the Company Group (i) attaching and certifying copies of the resolutions of its board of directors and shareholders or members, as applicable, authorizing the execution, delivery and performance of this Agreement and the other documents, instruments and certifications required or contemplated hereby; (ii) certifying the name, title and true signature of each officer executing or authorized to execute this Agreement and the other documents, instruments and certifications required or contemplated hereby, and (iii) attaching and certifying a true, correct and complete copy of its Governing Documents; and

(b) Copies of the Governing Documents of each member of the Company Group certified by the Secretary of State of the jurisdiction of its incorporation and by its Secretary or Assistant Secretary, together with a certificates of good standing or existence as may be available from the Secretaries of State of its jurisdiction of incorporation or organization and every other state of the United States in which the conduct of its business or the ownership of its properties and assets requires it to be so qualified.

10.15 BP Sleeve. In connection with the BP Sleeve, the following shall have occurred: (i) the BP Sleeve, and all related agreements shall have been terminated on terms and conditions reasonably satisfactory to the Company Group, (ii) the termination fee payable in connection with the termination of the BP Sleeve shall have been paid by HES, (iii) BP and/or one or more of its Subsidiaries and/or Affiliates shall release its security interest in the Company Group and agree to execute Uniform Commercial Code Termination Statements, or such other documents or endorsements necessary to release of record the security interests of BP and its Subsidiaries and Affiliates, (iv) the Purchaser and/or one or more of its Subsidiaries and/or Affiliates, on the one hand, and BP and/or one or more of its Subsidiaries and/or Affiliates on the other hand, shall have entered into one or more supplier agreements on terms and conditions reasonably satisfactory to the Purchaser, and (v) the Purchaser and/or one or more of its Subsidiaries and/or Affiliates, on the one hand, and BP and/or one or more of its Subsidiaries and/or Affiliates on the other hand, shall have entered into one or more services agreements on terms and conditions reasonably satisfactory to the Purchaser.

10.16 Equity Securities Held by BP. All Equity Securities in HES held by BP shall have been cancelled or redeemed on terms satisfactory to the Purchaser, and the Purchaser shall have received written evidence satisfactory to the Purchaser evidencing the same.

10.17 Evidence of Termination of Certain Agreements and Release of Encumbrances. The Purchaser shall have received written evidence satisfactory to the Purchaser that (a) the agreements listed in Section 10.17 of the Company Group Disclosure Letter have been terminated without liability to the Company Group; (b) the HEC Call Options shall have been repurchased and terminated; and (c) those liens listed in Section 5.13 of the Company Group Disclosure Letter shall have been released and discharged.

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10.18 Letters of Credit. Lake shall have cooperated and assisted the Purchaser, including by taking any commercially reasonable actions and executing all documents reasonably requested by the Purchaser that are on terms and conditions reasonably acceptable to Lake, in connection with the replacement of the Company Group’s existing security deposits with letters of credit on such terms and conditions reasonably satisfactory to the Purchaser and Lake; provided that (i) Lake shall have no obligation in connection with the replacement of such existing security deposits under this Section 10.18 in excess of $3,000,000 and (ii) any costs, expenses or other obligations incurred by Lake in connection with its compliance with this Section 10.18 shall be reimbursed by Purchaser immediately upon demand by Lake.

10.19 Documents Satisfactory in Form and Substance. All agreements, certificates, opinions and other documents delivered by the Sellers to the Purchaser hereunder shall be in form and substance satisfactory to the Purchaser and its counsel, in the exercise of their reasonable judgment.

ARTICLE XI

INDEMNIFICATION

11.1 Sellers’ Agreement to Indemnify. Subject to the terms and conditions set forth herein, from and after the Closing, Lake (the “Indemnifying Seller”) shall indemnify and hold harmless the Purchaser, its Affiliates, any of its respective successors or assigns and their respective directors, officers or employees (each a “Purchaser Indemnified Party”) from and against all liability, assessments, losses, charges, reasonable out-of-pocket costs and expenses (including interest, court costs, reasonable out-of-pocket attorneys’ fees and expenses, but excluding, in each case, incidental, consequential, indirect or punitive losses, liabilities, damages or expenses and any losses, liabilities, damages or expenses for lost profits or diminution in value) (collectively “Purchaser Damages”) incurred by a Purchaser Indemnified Party as a result of or arising out of (a) any breach of any representation or warranty of the Company Group contained in Article V of this Agreement, (b) any breach or inaccuracy of any representation or warranty of the Company Group set forth in any certificate or other document delivered pursuant to or in connection with this Agreement, including the certificate to be provided to the Purchaser pursuant to Section 10.1; (c) any breach or inaccuracy of any representation or warranty of the Sellers contained in Article IV of this Agreement, (d) any breach of or noncompliance by the Sellers with respect to any covenant or agreement contained in this Agreement; (e) with respect to the 2008 and 2009 plan years, any failure to satisfy the actual deferral percentage nondiscrimination testing under the Hudson Energy 401(k) Plan; provided that Purchaser shall, in good faith, utilize reasonable best efforts to minimize the costs of correction and excise taxes in accordance with the Internal Revenue Service’s published guidance under applicable Treasury Regulations and the Employee Plans Compliance Resolution System; and (f) for periods before the Closing Date, any failure to comply with legal requirements applicable to the Company Group’s pre-tax premium plan; provided that neither Purchaser nor the Company Group shall self-report any such legal deficiencies to any governmental agency unless specifically requested to do so by action of a court or governmental agency.

11.2 Purchaser’s Agreement to Indemnify. Subject to the terms and conditions set forth herein, from and after the Closing, the Purchaser shall indemnify and hold harmless the

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Sellers, their Affiliates, any of their respective successors or assigns and their respective directors, officers or employees (each a “Seller Indemnified Party”) from and against all liability, assessments, losses, charges, reasonable out-of-pocket costs and expenses (including interest, court costs, reasonable out-of-pocket attorneys’ fees and expenses, but excluding, in each case, incidental, consequential, indirect or punitive losses, liabilities, damages or expenses) (collectively “Seller Damages”) incurred by a Seller Indemnified Party as a result of or arising out of (a) a breach of any representation or warranty of the Purchaser contained in Article VI of this Agreement; (b) any breach or inaccuracy of any representation or warranty of the Purchaser set forth in any certificate or other document delivered pursuant to or in connection with this Agreement, including the certificate to be provided to the Purchaser pursuant to Section 9.1; and (c) any breach of or noncompliance by the Purchaser with any covenant or agreement contained in this Agreement. “Purchaser Damages” and “Seller Damages” are sometimes referred to collectively herein as “Damages”.

11.3 Limitations on Indemnification.

(a) Except as provided in Section 11.3(c), no claim for indemnification shall be made against the Indemnifying Seller unless (i) the aggregate amount of Purchaser Damages per individual claim exceeds $50,000 (the “Purchaser Per Claim Threshold”) and any such individual claims for amounts less than the Purchaser Per Claim Threshold shall be ignored in determining whether the Purchaser Deductible has been exceeded and thereafter (except for a series of claims related to the same facts and circumstances, in which case the amount of each individual claim in the series may be aggregated for purposes of determining whether the Purchaser Per Claim Threshold has been satisfied) and (ii) the aggregate amount of Purchaser Damages exceeds $2,000,000 (the “Purchaser Deductible”), in which event the Purchaser may claim indemnification for the amount of Purchaser Damages in excess of the Purchaser Deductible; provided, however, subject to Section 11.3(c), the Indemnifying Seller’s aggregate obligation to indemnify the Purchaser Indemnified Parties under this Agreement shall not exceed $50,000,000 (the “Cap”). Notwithstanding any provision to the contrary set forth herein, for purposes of the Indemnifying Seller’s indemnification obligations under Section 11.1, all of the Sellers’ representations and warranties set forth in this Agreement or any certificate or disclosure letter that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words or similar import or effect shall be deemed to have been made without any such qualification for purposes of determining the amount of the Purchaser Damages resulting from, arising out of or relating to any breach of a representation or warranty.

(b) Except as provided in Section 11.3(c), no claim for indemnification shall be made against the Purchaser unless (i) the aggregate amount of Seller Damages per individual claim exceeds $50,000 (the “Seller Per Claim Threshold”) and any such individual claims for amounts less than the Seller Per Claim Threshold shall be ignored in determining whether the Seller Deductible has been exceeded and thereafter (except for a series of claims related to the same facts and circumstances, in which case the amount of each individual claim in the series may be aggregated for purposes of determining whether the Seller Per Claim Threshold has been satisfied) and (ii) the aggregate amount of Seller Damages exceeds $2,000,000 (the “Seller Deductible”), in which event a Seller Indemnified Party may claim indemnification for the amount of Seller Damages in excess of the Seller Deductible; provided, however, subject to Section 11.3(c), the Purchaser’s aggregate obligation to indemnify the Seller Indemnified Parties

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under this Agreement shall not exceed the Cap. Notwithstanding any provision to the contrary set forth herein, for purposes of the Purchaser’s indemnification obligations under Section 11.2, all of the Purchaser’s representations and warranties set forth in this Agreement or any certificate or disclosure letter that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words or similar import or effect shall be deemed to have been made without any such qualification for purposes of determining the amount of the Seller Damages resulting from, arising out of or relating to any breach of a representation or warranty.

(c) Notwithstanding any provision to the contrary set forth herein, including Sections 11.3(a) and 11.3(b), the Purchaser Deductible and the Seller Deductible, as applicable, and the Cap shall not apply with respect to (i) Purchaser Damages suffered or incurred by the Purchaser as a result of (A) a breach of the representations and warranties contained in Sections 4.1, 4.3, 5.1, 5.2, 5.27 or 5.28; (B) a breach of any representation or warranty contained in this Agreement constituting common law fraud on the part of any Seller (or HEC or HPH prior to the Closing); (C) a breach of any post-Closing covenant of any Seller; or (D) arising out of or related to any matter subject to indemnification pursuant to Sections 8.4(i), provided, however, the Indemnifying Seller’s aggregate obligation to indemnify the Purchaser Indemnified Parties with respect to such matters and the transactions contemplated hereby (subject to any applicable limitations) shall not exceed the Purchase Price; provided, further, that the Purchaser Per Claim Threshold shall not apply with respect to matters arising out of or related to any matter subject to indemnification pursuant to Sections 8.4(i); and (ii) Seller Damages suffered or incurred by the Sellers as a result of (A) a breach of the representations and warranties contained in Sections 6.1, 6.2 or 6.4; (B) a breach of any representation or warranty contained in this Agreement constituting common law fraud on the part of the Purchaser; or (C) a breach of any post-Closing covenant of the Purchaser, provided, however, the Purchaser’s aggregate obligation to indemnify the Seller Indemnified Parties with respect to such matters and the transactions contemplated hereby (subject to any applicable limitations) shall not exceed an aggregate amount equal to the Purchase Price.

(d) Purchaser’s sole remedy for any claims in connection with the transactions contemplated by this Agreement shall be limited to the indemnification of Purchaser Damages pursuant to this Article XI; provided, however, that the foregoing limitation shall not apply to common law fraud of the Sellers and that the Purchaser shall be entitled to pursue specific performance with respect to any covenant by the Sellers to be performed in whole or in part on or after the Closing Date. No claim shall be brought or maintained by any Purchaser Indemnified Party or their respective successors or permitted assigns against any officer, director, employee (present or former) or Affiliate of any party hereto which is not otherwise expressly identified as a party hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties or covenants of any party hereto set forth or contained in this Agreement or any Exhibit or Disclosure Letter hereto or any certificate delivered hereunder.

(e) Notwithstanding any provision to the contrary herein, no Purchaser Indemnified Party shall have any right to indemnification under Section 11.1 or otherwise under this Agreement with respect to the representations and warranties under Section 5.27 to the extent such Purchaser Damages or Taxes (i), except for the representation under Section 5.27(e), are attributable to taxable periods (or portions thereof) beginning after the Closing Date or

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(ii) are due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attribute from a taxable period (or portion thereof) ending on or prior to the Closing Date. For the avoidance of doubt, any Purchaser Indemnified Party shall have the right to indemnification to the extent permitted under Section 11.1 with respect to the breach or inaccuracy of representations and warranties under Section 5.27 to the extent the resulting Purchaser Damages or Taxes are attributable to any taxable periods ending on or before the Closing Date.

11.4 Procedures for Third Party Claims.

(a) In the event that subsequent to the Closing any Purchaser Indemnified Party or Seller Indemnified Party (an “Indemnified Party”) receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Person who is not a party to this Agreement or an affiliate of a party to this Agreement (including to any federal, state or local domestic or foreign governmental authority) (a “Third Party Claim”) against such Indemnified Party, with respect to which a party to this Agreement is or may be required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice to the Indemnifying Party as promptly as practicable, and in no event later than ten (10) days, after learning of such claim; provided, however, the failure of a party to provide timely notice hereunder shall not preclude its claim for indemnification under this Agreement unless the Indemnifying Party is prejudiced as a result of such delay. Subject to Section 11.4(e), the Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within ten (10) days after receipt from the Indemnified Party of notice of such claim, which notice by the Indemnifying Party shall specify the counsel it will appoint to defend such claim (“Defense Counsel”), to conduct at its expense the defense against such claim in its own name, or if necessary, in the name of the Indemnified Party, with full reservation of rights hereunder; provided that the Indemnifying Party acknowledges in writing its indemnification obligations under this Agreement, subject to any limitations, rights and defenses available under this Agreement; provided, further, that the Indemnified Party shall have the right to approve the Defense Counsel, which approval shall not be unreasonably withheld, conditioned or delayed, and in the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within five (5) days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate Defense Counsel, which shall be subject again to the Indemnified Party’s approval as provided in this Section 11.4(a). The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of any such Third Party Claim in accordance with this Section 11.4(a) after such time as the aggregate amount of Damages related to such claim, action, suit or proceeding exceeds an aggregate amount equal to the Seller Deductible or Purchaser Deductible, as applicable (to the extent the Seller Deductible or Purchaser Deductible is applicable to such indemnification claim), and prior to such time, such costs and expenses shall be borne by the Indemnified Party and shall be counted in determining any indemnification obligation pursuant to Article XI, as applicable, in all cases, such amounts shall be subject to the limitations, and any other rights of the Indemnifying Party (e.g., the Indemnifying Party’s right to protest any claim set forth in any claim notice). Any claim for indemnification with respect to Taxes that results in or may result in any Purchaser Damages for which indemnification may be claimed from the Sellers under this Agreement (including a gross-up under Section 11.8) shall not be subject to this Section 11.4 but shall be subject to Section 8.4(j).

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(b) In the event that the Indemnifying Party shall fail to give the Defense Notice, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to conduct such defense and to compromise and settle the claim; provided that in no event shall the Indemnified Party pay or enter into any settlement of any claim or consent to any judgment with respect to any claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement or judgment would require the Indemnifying Party to pay any amount, admit wrongdoing or otherwise prejudice the Indemnifying Party. The fees and expenses of the Indemnified Party’s counsel shall be paid by the Indemnifying Party after such time as the aggregate amount of Damages related to such claim, action, suit or proceeding exceeds an aggregate amount equal to the Purchaser Deductible or Seller Deductible, as applicable (to the extent the Purchaser Deductible or Seller Deductible is applicable to such indemnification claim), and prior to such time such costs and expenses shall be borne by the Indemnified Party and shall be counted in determining any indemnification obligation pursuant to Article XI, as applicable, in all cases, such amounts shall be subject to the limitations, and any other rights of the Indemnifying Party (e.g., the Indemnifying Party’s right to protest any claim set forth in any claim notice).

(c) In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of the subject claim, the Indemnifying Party shall have the right to conduct such defense and, except as provided in Section 11.4(d), to settle the claim without the prior consent of the Indemnified Party. The Indemnified Party shall cooperate with and make available to the Indemnifying Party such assistance and materials as the Indemnifying Party may reasonably request, all at the expense of the Indemnifying Party (subject to the limitations contained in this Agreement), and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing, provided that the Indemnified Party shall have the right to compromise and settle the claim only with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) No Indemnifying Party shall consent to the entry of any judgment or enter into any settlement without the prior written consent of the Indemnified Party (i) if such judgment or settlement does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party which is subject to the applicable claim, or a party to the applicable action or proceeding, of a release from all liability in respect to such claim; (ii) if such judgment or settlement would result in the finding or admission of any violation of law against an Indemnified Party; or (iii) if as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the Indemnified Party or such judgment or settlement would materially interfere with or adversely affect the business, operations or assets of the Indemnified Party.

(e) Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be entitled to control, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of any claim if (i) the claim for indemnification is with respect to a criminal proceeding, action, indictment, allegation or investigation; or (ii) the claim seeks an injunction or other equitable relief against the Indemnified Party.

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11.5 Procedures for Direct Claims. In the event any Indemnified Party should have a claim for indemnification against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver written notice of such claim with reasonable promptness to the Indemnifying Party specifying in reasonable detail the nature of the claim for indemnification and the basis thereof. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section 11.5, it being understood that written notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 11.7; provided that, the party entitled to receive such notice was not, as a result of such failure to give prompt written notice, (i) deprived of its right to recover any payment under its applicable insurance coverage, (ii) otherwise damaged or prejudiced or (iii) deprived of its rights and remedies under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such written notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article XI, or the amount thereof, the claim specified by the Indemnified Party in such written notice shall be conclusively deemed a liability of the Indemnifying Party under this Article XI, and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand or, in the case of any written notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) is determined.

11.6 Mitigation. Each Person entitled to indemnification hereunder shall take commercially reasonable steps to mitigate all losses, costs, expenses and damages after becoming aware of any event which could reasonably be expected to give rise to any Damages that are indemnifiable or recoverable hereunder or in connection herewith.

11.7 Survival; Time to Assert Claims. The representations, warranties, covenants and agreements contained herein will not be extinguished by the Closing but will survive the Closing, subject to the limitations set forth in this Section 11.7, for a period of eighteen (18) months after the Closing Date; provided, however, that claims with respect to Damages arising out of or related to the matters described in Sections 4.2 and 5.15 shall be made no later than thirty-six (36) months after Closing Date; provided, further, that claims with respect to Damages arising out of or related to the matters described in Sections 4.1, 4.3, 5.1, 5.2, 5.27, 5.28, 6.1, 6.2, and 6.4, the post-Closing covenants of the Sellers, or arising out of or related to any matter subject to indemnification pursuant to Section 8.4(i) shall be made no later than thirty (30) days after the expiration of the applicable statute of limitations with respect thereto. The representations and warranties of HEC and HPH contained herein shall terminate as of the Closing and shall not survive it.

11.8 Purchase Price Adjustment. Any indemnification received under this Article XI shall be treated and reported for Tax purposes by Purchaser, the Sellers and their respective Affiliates, to the extent permitted by Law, as an adjustment to the Purchase Price subject to any Final Determination (defined below) that causes any such amount not to constitute

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an adjustment to the Purchase Price for federal tax purposes and be subject to Tax, in which case such amount shall be paid by the Indemnified Party on an After-Tax Basis. A payment required to be made on an “After-Tax Basis” pursuant to this Section 11.8 shall include both an amount otherwise required to be paid by the Indemnifying Party under the terms of this Agreement plus an additional amount (determined through a gross-up mechanism) such that the result of deducting the increase in any Taxes due (computed by taking into account the inclusion of the payment and such additional amount in income and any deductions, losses, and credits that are allowed for such payment and additional amount) from the sum of the payment and such additional amount equals the original payment determined to be due under this Agreement as if no Tax had been applied to such original payment. “Final Determination” shall mean the final resolution of liability for any Tax for a Tax period, including any related interest, penalties or other additions to tax, upon the earliest of (i) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (ii) by a closing agreement or accepted offer in compromise under Section 7121 or Section 7122 of the Code, or comparable agreements under the laws of other jurisdictions; or (iii) by any other written agreement or final disposition, including by reason of the expiration of the applicable statute of limitations, whereby a taxing authority is prohibited from seeking any further judicial or administrative remedy with respect to such Tax or Tax period.

11.9 Certain Other Matters. Notwithstanding anything to the contrary contained in this Agreement, the Purchaser Indemnified Parties shall have no right to indemnification hereunder with respect to any Purchaser Damages or alleged Purchaser Damages to the extent such Purchaser Damages or alleged Purchaser Damages are included in the calculation of Net Working Capital or if the Purchaser shall have requested a reduction in the Proposed Closing Statement on account of any matter forming the basis for such Purchaser Damages or alleged Purchaser Damages.

11.10 Determination of Damages Amount. The amount of any Damages subject to indemnification under this Article XI shall be calculated net of (i) any Tax Benefit inuring to the Indemnified Party or any of their Affiliates on account of such Damages and (ii) any insurance proceeds (net of direct collection expenses) or any indemnity, contribution or other similar payment recoverable or actually received by the Indemnified Party from any third party with respect thereto. If the Indemnified Party receives a Tax Benefit after an indemnification payment is made to it, the Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is actually realized by the Indemnified Party. For purposes hereof, “Tax Benefit” shall mean any cash refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid in cash. To the extent practicable, the Indemnified Party shall seek full recovery under all insurance policies covering any Damages to the same extent as they would if such Damages were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Damages for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the amount received from the insurance proceeds shall be made to the Indemnifying Party. The Indemnifying Parties shall be subrogated to all rights of the Indemnified Parties and their Affiliates in respect of any Damages indemnified by the Indemnifying Parties.

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11.11 Set-Off. Subject to the terms of this Section 11.11, the Purchaser shall be entitled to set off any amount otherwise due and owing that it may be entitled to under this Agreement against any amount otherwise due and owing to the Indemnifying Seller under this Agreement. In the event the Purchaser desires to exercise its right of set-off pursuant to this Section 11.11, the Purchaser shall give the Sellers’ Representative written notice thereof, which such notice shall include the amount of the set-off (a “Set-Off Notice”). If the Sellers’ Representative delivers to the Purchaser a written objection to such Set-Off Notice within 10 days of receipt thereof (a “Dispute Notice”), then the Purchaser shall deposit the amount set forth in the Dispute Notice (unless a lesser amount is agreed upon by the Purchaser and the Sellers’ Representative) into an escrow account established with the Escrow Agent until the dispute set forth in the Dispute Notice is finally resolved (whether by agreement between the Purchaser and the Sellers’ Representative or by a final nonappealable determination by a court of competent jurisdiction or arbitral tribunal). Any amounts deposited in such escrow account pursuant to this Section 11.11 shall be released and distributed to the Purchaser or the Indemnifying Seller, as the case may be, only in accordance with either (i) a joint written instruction executed by the Purchaser and the Sellers’ Representative or (ii) a final nonappealable determination of a court of competent jurisdiction or arbitral tribunal.

11.12 Contribution and Reimbursement by Certain Sellers. In the event that at any time or from time to time the Indemnifying Seller is obligated to (i) make any payments to the Purchaser Indemnified Parties under or otherwise with respect to the indemnification provisions contained in this Agreement or (ii) incur any expenses (including reasonable attorney fees) in handling, defending, settling, satisfying, paying, performing or processing any payments or claims in connection with or arising out of the indemnification provisions contained in this Agreement or otherwise (each of clauses (i) and (ii), a “Funding Obligation”), each Seller that is not the Indemnifying Seller (the “Contributing Sellers”) hereby agrees to promptly reimburse the Indemnifying Seller for his or its Contributing Seller Pro Rata Portion of the Funding Obligations satisfied by the Indemnifying Seller by delivery of check or wire transfer of immediately available funds to the account or accounts designated by the Indemnifying Seller. A Contributing Seller’s “Contributing Seller Pro Rata Portion” means the percentage set forth opposite such Contributing Seller’s name in Section 3.2 of the Seller Disclosure Letter. After the Indemnifying Seller determines to seek reimbursement in respect of a Funding Obligation, the Indemnifying Seller shall provide each Contributing Seller a written notice (a “Funding Notice”) of the Funding Obligation, setting forth the aggregate amount of such Funding Obligation, such Contributing Seller’s required reimbursement obligation and the manner in which such reimbursement obligation is to be fulfilled. Each Contributing Seller shall fund its required reimbursement obligation as set forth in the Funding Notice on the date designated therein by check or wire transfer of immediately available funds to the account number(s) set forth in the Funding Notice. The failure of the Indemnifying Seller to deliver a Funding Notice pursuant to this Section 11.12 shall not limit the rights or obligations of the Indemnifying Seller or the other Contributing Sellers under this Agreement. In the event that the Indemnifying Seller satisfies any Funding Obligation, and any Contributing Seller fails for any reason to make its or his required payment according to the terms of this Agreement and any applicable Funding Obligation (a “Defaulting Seller”), then without limiting the rights and remedies available to the Indemnifying Seller, interest shall accrue on the amount of such unpaid amount at the rate of 10.0% per annum, compounded monthly, from the date of satisfaction of such Funding Obligation by the Indemnifying Seller until full payment has been made by such Defaulting Seller.

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11.13 Payments from Escrow; Seller Holdback Amount.

(a) Payments from Escrow. Any amounts owing from the Indemnifying Seller pursuant to this Article XI shall first be made from the escrow account subject to the terms of the Escrow Agreement to the extent of available funds therein prior to any amounts being funded directly by the Indemnifying Seller.

(b) Seller Holdback Amount. Prior to the direct reimbursement by the Sellers of any Funding Obligations pursuant to Section 11.12 above, the Indemnifying Seller shall obtain such reimbursement from the Seller Holdback Amount, to the extent thereof.

ARTICLE XII

TERMINATION PRIOR TO CLOSING

12.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) By the mutual written consent of the Purchaser and the Sellers’ Representative;

(b) By the Sellers’ Representative in writing, without liability, if the Purchaser shall (i) fail to perform in any material respect its agreements contained herein required to be performed by it on or prior to the Closing Date, or (ii) materially breach any of its representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after the Seller has notified the Purchaser of its intent to terminate this Agreement pursuant to this subparagraph (b);

(c) By the Purchaser in writing, without liability, if either the Company Group or any of the Sellers shall (i) fail to perform in any material respect their agreements contained herein required to be performed by them on or prior to the Closing Date, or (ii) materially breach any of their representations, warranties or covenants contained herein, which failure or breach is not cured within ten (10) days after the Purchaser has notified the Sellers of its intent to terminate this Agreement pursuant to this subparagraph (c);

(d) By either the Sellers’ Representative or the Purchaser in writing, without liability, if there shall be any order, writ, injunction or decree of any court or governmental or regulatory agency binding on the Purchaser, the Sellers or the Company Group, which prohibits or restrains the Purchaser, the Sellers or the Company Group from consummating the transactions contemplated hereby, provided that the Purchaser, the Sellers and the Company Group shall have used their reasonable best efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within thirty (30) days after entry, by any such court or governmental or regulatory agency; or

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(e) By either the Sellers’ Representative or the Purchaser, in writing, without liability, if for any reason the Closing has not occurred by June 15, 2010 other than as a result of the breach of this Agreement by the party attempting to terminate the Agreement.

12.2 Termination of Obligations. Termination of this Agreement pursuant to this Article XII shall terminate all obligations of the parties hereunder, except for the obligations under Sections 8.2, 12.2, 12.3, 13.7, 13.10 and 13.11 hereof; provided, however, that (a) the Purchaser may have liability as provided in Section 12.3, and (b) nothing shall relieve any party from liability for fraud or willful breach of the covenants contained in this Agreement prior to such termination.

12.3 Fees and Expenses.

(a) In the event that (i) the Purchaser shall terminate this Agreement for failure to satisfy the condition to Closing set forth in Section 10.13 and the failure to satisfy such condition was not due to (x) a Market Change or (y) the failure of any condition to Closing set forth in Article IX or Article X, other than the condition to Closing set forth in Section 10.13, to be waived or satisfied (other than as a result of Purchaser’s breach of this Agreement) or (ii) the Sellers’ Representative shall terminate this Agreement at a time when (A) all conditions to Closing set forth in Article X, other than the condition to Closing set forth in Section 10.13, have been satisfied or waived and (B) the failure to satisfy the condition to Closing set forth in Section 10.13 was not due to a Market Change, then the Purchaser shall pay to the Sellers a termination fee in cash equal to $3,000,000 (the “Termination Fee”). If the Termination Fee becomes payable pursuant to this Section 12.3(a), such payment shall be made to the Sellers’ Representative no later than two (2) Business Days after the termination of this Agreement. Any such payment shall be made by wire transfer of immediately available funds to an account to be designated by the Sellers’ Representative.

(b) Notwithstanding anything to the contrary set forth herein, in the event that the Purchaser terminates this Agreement pursuant to Section 12.3(a) above and pays the Termination Fee to the Sellers’ Representative, the parties expressly acknowledge and agree that such Termination Fee shall be the sole and exclusive remedy available to the Sellers in the event of such termination, and any other claims, damages, specific performance or other remedies shall be prohibited. To the extent the Sellers are entitled to receive the Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by the Sellers or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Sellers, nor any of their Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Purchaser or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

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ARTICLE XIII

MISCELLANEOUS

13.1 Entire Agreement. This Agreement (including the Disclosure Letters and Exhibits, which are incorporated herein) constitutes the sole understanding of the parties with respect to the subject matter hereof and terminates the Letter of Intent and Confidentiality Agreement; provided, however, that this provision is not intended to abrogate any other written agreement between the parties executed with or after this Agreement.

13.2 Amendment. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties.

13.3 Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties and the respective successors and assigns thereof. No party to this Agreement may assign its rights and duties hereunder in whole or in part (before or after the Closing) to one or more of his or its Affiliates but if he or it is permitted to do so, he or it shall remain liable for all of his or its obligations hereunder. Notwithstanding the foregoing, the Purchaser shall be entitled to assign all of its right, title and interest under this Agreement to any collateral agent for and on behalf of the senior lenders to the Purchaser, solely as security for the obligations of the Purchaser in connection with indebtedness owing to such senior lenders; provided, for clarity, such assignment shall not relieve the Purchaser from any of its obligations under this Agreement.

13.4 Counterparts and Facsimile. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission.

13.5 Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

13.6 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

13.7 Expenses. Except as otherwise provided herein, the Sellers and the Purchaser shall each pay all costs and expenses incurred by each of them, or on their behalf respectively, in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of their own financial consultants, accountants and counsel. All such expenses incurred by the Company Group prior to the Closing Date in connection with this Agreement and the transactions contemplated hereby shall be paid by the Sellers on or before the Closing Date.

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13.8 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and sent by facsimile or delivered personally or sent by registered or certified mail (including by national overnight courier service), postage or fees prepaid,

if to Sellers or, prior to the Closing Date, the Company Group, to:	Hudson Energy Corp. c/o Lake Capital Partners 676 North Michigan Avenue, Suite 3900 Chicago, IL 60611 Facsimile: (312) 640-7051 Attention: Anthony Broglio

with a copy (which shall not constitute notice) to:	Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Facsimile: (312) 862-2200 Attention: Sanford E. Perl P.C.

if to the Purchaser to:	Just Energy (U.S.) Corp. c/o Just Energy Income Fund First Canadian Place 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1 Facsimile: (416) 367-4749 Attention: President

with a copy (which shall not constitute notice) to:	Just Energy Income Fund 6345 Dixie Road, Suite 200 Mississauga, Ontario L5T 2E6 Facsimile: (905) 564-6069 Attention: Jonah T. Davids VP and General Counsel

with a copy (which shall not constitute notice) to:	McKenna Long & Aldridge LLP 303 Peachtree Street, N.E., Suite 5300 Atlanta, Georgia 30308 Facsimile: (404) 527-4198 Attention: Ann-Marie McGaughey

or at such other address for a party as shall be specified by like notice. Any notice sent by facsimile shall be deemed to have been duly given to the party to whom it is sent upon written confirmation of receipt, provided that a copy of such fax is delivered personally or mailed to the recipient within one Business Day of the date of the fax, in the manner herein provided. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth Business Day after the day it is so placed in the mail or, if earlier, the time of actual receipt.

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13.9 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

13.10 Jurisdiction and Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the United States of America located in the Southern District of New York, unless such court declines the exercise of jurisdiction, in which case the courts of the State of New York, for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered or certified mail to such party’s principal place of business shall be effective service of process for any action, suit or proceeding arising out of the parties in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the United States of America located in the Southern District of New York or the State of New York, as applicable, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

13.11 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 13.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

13.12 Public Announcements. Subject to Section 13.22, the parties agree that no public release, announcement or any other disclosure concerning any of the transactions contemplated hereby shall be made or issued by any party without the prior written consent of the Purchaser and the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release, announcement or disclosure may be required by applicable law and in the case of the Purchaser, the requirements of the Toronto Stock Exchange, in which case the party required to make the release, announcement or disclosure shall allow the Purchaser and the Sellers’ Representative reasonable time to comment on such release, announcement or disclosure in advance of such issuance or disclosure; provided, however, that the parties acknowledge and agree that Lake and its Affiliates (except for HEC, HPH and their Subsidiaries) may provide general information about the subject matter of this Agreement in connection with Lake’s or its Affiliates’ normal fund raising, marketing, informational or reporting activities; provided that the Purchaser is consulted with in advance of

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the disclosure of any such information and provided an opportunity to comment. Notwithstanding anything contained herein to the contrary, except as may be required by applicable law, in no event shall Purchaser or, after the Closing, HEC or HPH have any right to use Lake’s name or mark, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of Lake.

13.13 No Third-Party Beneficiaries. With the exception of the parties to this Agreement and the Seller Indemnified Parties and the Purchaser Indemnified Parties, and except as provided in Section 13.3, there shall exist no right of any person to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

13.14 Severability. In case any one or more of the provisions contained in this Agreement should be found by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect against any party hereto, such invalidity, illegality, or unenforceability shall only apply to such party in the specific jurisdiction where such judgment shall be made, and the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, except that this Agreement shall not be reformed in any way that will deny to any party the essential benefits of this Agreement, unless such party waives in writing its rights to such benefits.

13.15 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Letters or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Letters or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Letter or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Letters and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of law or breach of contract).

13.16 Further Assurances. Each of the parties will use its reasonable good faith efforts to take all actions and to do all things necessary, proper or advisable following the Closing to consummate and effectuate the transactions contemplated by this Agreement.

13.17 Currency. All payments hereunder or contemplated by this Agreement shall be paid in U.S. currency.

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13.18 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specified terms. It is accordingly agreed, except as specifically set forth in Section 11.3(d) and Section 12.3(b), that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

13.19 Representative for Sellers.

(a) Each Seller hereby irrevocably appoints Lake Capital Partners LP (such Person and any replacement designated pursuant to this Section, the “Sellers’ Representative”) with power of designation and assignment as his or its true and lawful attorney-in-fact and agent with full power of substitution, to act solely and exclusively on behalf of, and in the name of, such Seller with the full power, without the consent of such Seller, to exercise as Sellers’ Representative in its sole discretion deems appropriate, the powers which such Seller could exercise under the provisions of this Agreement and the documents, agreements and instruments executed and delivered in connection herewith, and to take all actions necessary or appropriate in the judgment of the Sellers’ Representative in connection with this Agreement and the documents, agreements and instruments executed and delivered in connection herewith. Such authority of the Sellers’ Representative shall include, but not be limited to, the authority to give and receive notices and communications, to authorize delivery of cash in satisfaction of any claim of indemnifiable Damages recoverable by a Purchaser Indemnified Party from the Seller Holdback Amount or otherwise, to object to such deliveries, to agree to, negotiate and enter into settlements and compromises of, and comply with orders and decrees with respect to such claims, and to take all actions necessary or appropriate in the judgment of such representative for the accomplishment of the foregoing. A decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision of all of the Sellers and shall be final, binding and conclusive upon each of the Sellers. Without limiting the generality of the foregoing, the Sellers’ Representative shall have full power and authority, on behalf of all of the Sellers and their successors, to dispute or fail to dispute any claim of indemnifiable Damages made by a Purchaser Indemnified Party, to negotiate and compromise any dispute which may arise under this Agreement, to sign any releases or other documents with respect to any such dispute, and to authorize any payments to be made with respect to this Agreement. Upon the death, disability or resignation of the Sellers’ Representative, the replacement Sellers’ Representative shall be selected by written consent of the Sellers (including their successors, heirs and assigns) and written notice of such replacement shall be delivered to the Purchaser as soon as practicable, but in no event more than three (3) Business Days thereafter.

(b) The Sellers’ Representative shall not be liable, responsible or accountable in damages or otherwise to the Sellers for any loss or damage incurred by reason of any act or failure to act by such Sellers’ Representative, and each Seller shall indemnify and hold harmless the Sellers’ Representative against any loss or damage, except to the extent that such loss or damage shall have been the sole result of the gross negligence or willful misconduct of such Sellers’ Representative.

(c) No Obligation to Make Payments. The Sellers’ Representative shall have no obligations to make any payments, including on behalf of any Seller or any other Person, other than any obligations as a Seller in its capacity as such hereunder and the distributions contemplated by this Agreement.

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(d) Acknowledgment. Each Seller agrees that Kirkland & Ellis LLP has acted as counsel for the Company Group and the Sellers’ Representative (and its Affiliates), and no other Seller or Person, in connection with this Agreement. The parties agree that the fact that Kirkland & Ellis LLP has represented the Company Group prior to Closing shall not prevent Kirkland & Ellis LLP from representing the Sellers’ Representative (or any of its Affiliates) or any Seller in connection with any matters involving this Agreement, including any disputes between any of the parties hereto that may arise after the Closing. Each Seller has been advised by counsel (or has had the opportunity to seek the advice of counsel) with respect to the transactions governed by this Agreement and the terms of this Agreement.

13.20 Prevailing Party. If any litigation or other court action, arbitration or similar adjudicatory proceeding is commenced by any party hereto to enforce its rights under this Agreement against any other party, all fees, costs and expenses, including reasonable attorneys fees and court costs, incurred by the prevailing party in such litigation, action, arbitration or proceeding shall be reimbursed by the losing party; provided, that if a party to such litigation, action, arbitration or proceeding prevails in part, and loses in part, the court, arbitrator or other adjudicator presiding over such litigation, action, arbitration or proceeding shall award a reimbursement of the fees, costs and expenses incurred by such party on an equitable basis.

13.21 Historical Information.

(a) The Sellers: (a) consent to disclosure by the Purchaser of information with respect to the Company Group and this Agreement and the transactions contemplated hereby in connection with the Purchaser’s Financing and the disclosure obligations of the Purchaser under applicable securities laws and the rules of the Toronto Stock Exchange (including formal requests made by applicable securities regulatory authorities and/or the Toronto Stock Exchange) (“Securities Requirements”) (each, a “Disclosure Document”); and (b) consent to the inclusion of the Annual Financial Information in any such Disclosure Document, subject to the following:

(i) the Purchaser shall include in such Disclosure Document information with respect to the Company Group and this Agreement and the transactions contemplated hereby as is necessary to comply with the Securities Requirements and (B) in the case of the Purchaser’s Financing, is necessary or advisable in connection with the marketing of the Purchaser’s Financing; with the approval of the Sellers, such approval not to be unreasonably withheld or delayed;

(ii) until Closing, the Purchaser shall allow the Sellers’ Representative reasonable time to comment on any such Disclosure Document in advance of its issuance or filing, having regard to the timetable for the Purchaser’s Financing as set out in the Bought Deal Agreement and the Underwriting Agreement;

(iii) the Sellers shall use their commercially reasonable efforts to cause the auditors in respect of the Annual Financial Information to provide reasonable cooperation with the Purchaser in connection with the Purchaser’s Financing,

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including with respect to (A) the delivery of consent and comfort letters required by applicable securities regulatory authorities, or by the underwriters of the Purchaser’s Financing in connection with the Disclosure Document, (B) the delivery of opinion letters as to the translation of the Annual Financial Information into the French language, and (C) their attendance at due diligence question and answer sessions held by the underwriters of the Purchaser’s Financing and responding to all reasonable questions posed to them by the underwriters and their counsel; and

(iv) the Sellers shall, and shall cause the Company Group to, use their commercially reasonable efforts to cooperate with the Purchaser to provide such other related information with respect to the Company Group and this Agreement and the transactions contemplated hereby as is required under Securities Requirements, or which the Purchaser determines, acting reasonably, is necessary or advisable in connection with the marketing of the Purchaser’s Financing.

(b) The Sellers shall provide, and shall cause the Company Group to provide, such reasonable cooperation in connection with the arrangement of the Purchaser’s Financing as may be reasonably requested by Purchaser; provided that such requested cooperation does not interfere unreasonably with the operation of the business of the Company Group including, if so requested by the Purchaser participation in meetings, drafting sessions and underwriters’ due diligence.

(c) The Sellers consent to the public filing by the Purchaser of this Agreement on SEDAR, provided that the Sellers are provided with an opportunity to review and, acting reasonably, provide requests that commercially sensitive information be redacted. The Purchaser will use its commercially reasonable efforts to comply with the Sellers’s requests for redaction, subject to compliance with the Securities Requirements.

(d) Subject to Closing occurring, and until the end of the ninetieth (90th) day from the Closing, the Sellers agree to provide such cooperation as may reasonably be required to permit the Purchaser to prepare further reviewed financial statements for the Company Group for any period that is required to permit the Purchaser to comply with its “business acquisition report” filing requirements under the Securities Requirements.

(e) For the purposes of this Agreement, and for greater certainty, notwithstanding any information provided by the Sellers to the Purchaser, the Sellers are not making any representation or warranty on the Disclosure Documents and the Sellers, its respective directors, officers, employees, advisors, shareholders, partners, managers and/or agents shall have no liability whatsoever for any misrepresentation in the Disclosure Documents.

(f) For the purposes of this Section 13.21, the Purchaser shall reimburse the Sellers for all of its reasonable out-of-pocket expenses actually incurred in the reconciliation of the Annual Financial Information to Canadian GAAP and the translation of such Annual Financial Information into the French language, not to exceed $40,000.

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(g) The Sellers agree that the foregoing consent to disclosure is also a consent to disclosure under the Confidentiality Agreement.

(Signatures appear on following page)

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IN WITNESS WHEREOF, each of the parties has duly executed and delivered this Equity Interest Purchase Agreement as of the date first above written.

“PURCHASER”:

JUST ENERGY (U.S.) CORP.

By:	“Ken Hartwick”
Name:	Ken Hartwick
Title:	Chief Executive Officer

“HEC”:

HUDSON ENERGY CORP.

By:	“Anthony Broglio”
Name:	Anthony Broglio
Title:	Vice President

“HPH”:

HUDSON PARENT HOLDINGS LLC

By:	“Deryl Brown”
Name:	Deryl Brown
Title:	Chief Executive Officer

“HEC STOCKHOLDERS”:

LAKE CAPITAL PARTNERS LP, in its capacity as an HEC Stockholder and as the Sellers’ Representative

By:	“Terence M. Graunke”
Name:	Terence M. Graunke
Title:	Principal

LAKE CAPITAL PARTNERS II LP

By:	“Terence M. Graunke”
Name:	Terence M. Graunke
Title:	Principal

(Signatures continue on following page)

(Signatures continued from previous page)

“HPH MEMBERS”:

HUDSON ENERGY SERVICES PARENT, INC.

By:	“Abraham M. Grohman”
Name:	Abraham M. Grohman
Title:	President

GROHMAN FAMILY CHARITABLE FOUNDATION

By:	“Abraham M. Grohman”
Name:	Abraham M. Grohman
Title:	Trustee

DERYL BROWN

“Deryl Brown”
Deryl Brown, individually

DANIEL MARZUOLA

“Daniel Marzuola”
Daniel Marzuola, individually

CHARLES HEWITT

“Charles Hewitt”
Charles Hewitt, individually

STEVEN LICHTENSTEIN

“Steven Lichtenstein”
Steven Lichtenstein, individually

ARTHUR GRUEN

“Arthur Gruen”
Arthur Gruen, individually

EXHIBIT 1

BOUGHT DEAL AGREEMENT

See attached.

April 19, 2010

Just Energy Income Fund

First Canadian Place, 100 King Street West,

Suite 2630, P.O. Box 355

Toronto, Ontario, M5X 1E1

Attention: Ms. Beth Summers, Chief Financial Officer

Dear Sirs and Mesdames:

This letter confirms that RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, on behalf of the underwriting syndicate as set forth in Schedule A of this letter (collectively, the “Underwriters”), hereby offers to purchase $330 million principal amount of 6% Convertible Extendible Unsecured Subordinated Debentures (the “Debentures”) from Just Energy Income Fund (the “Fund”) according to the terms described in the term sheet attached as Schedule B of this letter (the “Offer”). The Offer will be made pursuant to a Short Form Prospectus (the “Prospectus “), which is to be filed in all provinces in Canada qualifying the issue and sale of the Debentures.

This Offer is subject to the following conditions:

i)	This Offer is open for acceptance until 5:00 PM EDT on April 19, 2010, unless otherwise extended or withdrawn by the Underwriters;

ii)	The issuance of Debentures under this Offer is subject to the filing of the Prospectus with the securities regulatory authorities in each of the provinces of Canada on or before April 20, 2010 and other requirements contained in National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”);

iii)	Upon acceptance of this Offer, the Fund authorizes RBC to issue the press release set forth in Schedule C of this letter;

iv)	Completion of due diligence satisfactory to the Underwriters and their counsel;

v)	The Underwriters and their counsel shall have the right to participate in the preparation of the Short Form Prospectus;

vi)

Execution of an underwriting agreement, as soon as practicable and not later than the filing of the Prospectus, on terms and conditions mutually agreeable to the Fund and the Underwriters which shall include, without limitation, customary representations, warranties and covenants surviving the closing, industry standard indemnification, contribution and termination provisions as well as “material change out”, “regulatory out”, “tax change out” and “disaster out” clauses, such clauses to commence on acceptance of this Offer. Furthermore, the liability of the Underwriters shall be several and not joint;

vii)	In the event the Offer herein contemplated is completed, the Underwriters will be responsible for their “out of pocket” expenses and the fees and disbursements of their legal counsel, except that the Fund will be responsible for reimbursing the Underwriters for all these fees, disbursements and expenses, to the extent they are reasonably incurred, if the Offer is not completed due to any failure by the Fund to comply with the terms of this agreement or due to the exercise of the termination rights of the Underwriters set forth in the underwriting agreement. Whether or not the Offer herein contemplated is completed, the Fund will be responsible for all other expenses incurred in relation to the Offer, including all fees and disbursements of legal counsel for the Fund, all fees and disbursements of auditors, prospectus filing fees, rating agency fees, all expenses related to marketing activities and printing costs;

viii)	Upon acceptance of this Offer, the Fund hereby agrees not to directly or indirectly: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any trust units of the Fund or securities convertible into or exchangeable for trust units of the Fund (other than for purposes of director, officer or employee trust unit rights and incentives including without limitation, the Unit Option Plan, the Unit Appreciation Rights Plan, the Employee Profit Sharing Plan and the Directors Deferred Compensation Plan; to satisfy existing instruments issued at the date hereof; to satisfy the requirements of the Fund’s optional cash payment and distribution reinvestment plan; and trust units of the Fund issued in connection with an arms’ length acquisition, merger, consolidation or amalgamation with any company or companies, provided that the aggregate market value of all such trust units issued during the 90 day period referred to below does not exceed $50,000,000 (based upon the Current Market Price (as defined in Schedule B hereto) as at the relevant date of issue of such trust units)); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of trust units of the Fund, whether any such transaction described in clause (i) or (ii) above is settled by delivery of trust units of the Fund or other securities of the Fund, in cash or otherwise, for a period ending 90 days after closing without the prior written consent of RBC, on behalf of the Underwriters, such consent not to be unreasonably withheld.

ix)	The Debentures will be eligible for sale in the United States to Qualified Institutional Buyers on a resale basis by the Underwriters pursuant to an exemption under Rule 144A and to Institutional Accredited Investors on a substituted purchaser basis by the Fund pursuant to an exemption under “Regulation D” so as to not require registration under the United States Securities Act of 1933 and the Fund undertakes to provide such supplemental disclosure as required in connection with such private placement;

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x)	The Debentures and the trust units issuable on conversion of the Debentures will be listed and posted for trading on the Toronto Stock Exchange;

xi)	The closing date will be on May 5, 2010, or such other date as may be mutually agreed to by the Fund and RBC, on behalf of the Underwriters; and

xii)	The issuance of the Debentures will be subject to approval of the Toronto Stock Exchange and all other securities regulatory authorities having jurisdiction over the Fund, and this Offer is subject to compliance with any conditions of those approvals. The Fund hereby agrees to use its reasonable commercial efforts to obtain any regulatory, listing and other consents which may be required to permit the offering of the Debentures in Canada and the United States (on the basis set forth in paragraph ix above) and the listing of the Debentures and the trust units issuable on conversion of the Debentures on the Toronto Stock Exchange.

RBC on behalf of itself and the other Underwriters acknowledges and agrees that Just Energy Corp. (“JEC”) is entering into this letter agreement solely on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the trustee of the Fund, JEC or any of its directors or officers or any of the unitholders of the Fund and that any recourse against the Fund or any unitholder of the Fund in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this letter agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the trust assets of the Fund.

The provisions of this letter agreement shall be superseded in their entirety by the execution of the underwriting agreement.

We welcome the opportunity to lead this offering of Debentures on behalf of the Fund. Should you wish to accept this Offer, please return a signed copy of this letter to our attention prior to 5:00 PM EDT on April 19, 2010.

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Yours very truly,

RBC DOMINION SECURITIES INC., on behalf of itself and the Underwriters

By:	“David Dal Bello”
Title:	Managing Director

We hereby accept the Offer on the conditions set out herein.

JUST ENERGY INCOME FUND, by its attorney, Just Energy Corp.

By:	“Ken Hartwick”
Title:	President and Chief Executive Officer

at 4:30 p.m., this 19th day of April 2010.

EXHIBIT 8.7

UNDERWRITING AGREEMENT

See attached.

UNDERWRITING AGREEMENT

April 20, 2010

Just Energy Corp.

- and -

Just Energy Income Fund

First Canadian Place

100 King Street West

Suite 2630

P.O. Box 355

Toronto, ON M5X 1E1

Dear Sirs/Mesdames:

RBC Dominion Securities Inc., GMP Securities L.P., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc.(collectively, the “Underwriters”) understand that Just Energy Income Fund (the “Fund”) proposes to issue and sell to the Underwriters an aggregate of $330,000,000 principal amount of 6% convertible extendible unsecured subordinated debentures of the Fund (the “Offered Securities”).

The Offered Securities will have the terms and conditions set forth on Schedule A.

The Fund hereby confirms its agreement with the several Underwriters regarding the purchase and sale of the Offered Securities, as follows:

1.	Interpretation

(1)	Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Acquisition Agreement” means the purchase agreement dated as of April 19, 2010 between Just Energy (U.S.) Corp., HEC, HPH, the stockholders of HEC, the members of HPH and Lake Capital Partners LP.

“Administration Agreement” means the administration agreement dated April 30, 2001 between the Fund and the Administrator, as amended.

“Administrator” means Just Energy Corp.

“Affiliate” means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.

“Agreement” means this underwriting agreement and all the schedules attached to it.

“Applicable Law” means:

(i)	any applicable domestic or foreign law, including the Securities Laws and any other statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority whether or not having the force of law.

“Business Day” means a day which is not a Saturday, a Sunday or statutory holiday in the City of Toronto.

“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.

“Closing Date” means May 5, 2010 or such other date as the Fund, and the Lead Underwriters, on behalf of the Underwriters, may agree upon in writing.

“Current Market Price” means in respect of a Unit, the volume-weighted average trading price per Unit for the 20 consecutive trading days ending on the fifth trading day prior to the date of determination on the TSX (or, if the Units are not listed thereon, on such stock exchange on which the Units are listed as may be selected for such purpose by the directors of the Administrator and approved by the Lead Underwriters, or if the Units are not listed on any stock exchange, then on the over-the-counter market). The volume-weighted average trading price will be determined by dividing the aggregate sale price of all Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Units so sold during such period, subject to any subdivision, redivision, reduction, combination or consolidation, as appropriate.

“Debenture Trustee” means Computershare Trust Company of Canada.

“Declaration of Trust” means the amended and restated declaration of trust of the Fund dated as of April 18, 2001 as further amended June 27, 2003, June 29, 2004, April 30, 2007, December 20, 2007 and June 25, 2009.

“Defaulted Securities” has the meaning set out in Section 9(2).

“Defence Counsel” has the meaning set out in Section 7(3). “Defence Notice” has the meaning set out in Section 7(3).

“distribution” or “distribution to the public” have the respective meanings given to those terms in the Securities Laws.

“Documents” means, collectively, this Agreement and the Trust Indenture.

“Encumbrance” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

“Environmental and Health Laws” has the meaning set out in Section 3(1)(y).

“Final Prospectus” means the (final) short form prospectus of the Fund (including the documents incorporated by reference therein) relating to the qualification for distribution of the Offered Securities in the Qualifying Jurisdictions.

“Fund Entities” means, collectively, the Fund and the Administrator.

“Fund Financial Information” has the meaning set out in Section 4(d)(ii)(C).

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances, including the Securities Regulators, the TSX, IIROC, the U.S. Securities and Exchange Commission, and any other stock exchange or self-regulatory authority.

“Hazardous Substance” has the meaning set out in Section 3(1)(y).

“HEC” means Hudson Energy Corp., a Delaware corporation.

“HPH” means Hudson Parent Holdings LLC, a Delaware limited liability company.

“HPH Financial Information” has the meaning set out in Section 4(d)(ii)(D).

“HPH Membership Interests” means, collectively, the preferred units and the common units of HPH.

“IIROC” means Investment Industry Regulatory Organization of Canada.

“Indemnitee” has the meaning set out in Section 7(1).

“Intellectual Property” has the meaning set out in Section 3(1)(s).

“JEEC” means Just Energy Exchange Corp., a corporation incorporated under the federal laws of Canada.

“Lead Underwriters” means, collectively, RBC Dominion Securities Inc., CIBC World Markets Inc. and GMP Securities L.P.

“Losses” means all damages, losses (other than a loss of profits in connection with the sale of the Offered Securities), liabilities, costs, fees and expenses (including reasonable fees and expenses of lawyers, accountants and other experts and professionals and any reasonable costs, fees and expenses incurred in connection with investigating, preparing for, disputing or defending against any Claim as such costs, fees and expenses are incurred, and interest, court costs and any amount paid in reasonable settlement of any Claim or satisfaction of any judgment or award).

“Marketing Materials” has the meaning set out in Section 7(1).

“MI 11-102” means Multilateral Instrument 11-102 – Passport System.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect which is or is reasonably likely to (i) be materially adverse to the business, operations, capital, assets, liabilities, condition (financial or otherwise), management, results of operations, unitholders’ or shareholders’ equity or prospects of the Fund and its Subsidiaries, taken as a whole, whether or not arising in the normal course, (ii) impair the Fund’s ability to complete the transactions contemplated by this Agreement in any material respect, or (iii) result in the Offering Documents containing a misrepresentation.

“material change”, “material fact” and “misrepresentation” mean, with respect to circumstances to which the Securities Laws of a particular Qualifying Jurisdiction are applicable, a material change, material fact or misrepresentation, as applicable, as defined under the Securities Laws of that Qualifying Jurisdiction and, if not so defined or in circumstances in which the particular Securities Laws of a particular Qualifying Jurisdiction are not applicable, mean a material change, material fact or misrepresentation, as applicable, as defined under the Securities Act (Ontario).

“Material Subsidiaries” means Just Energy Corp., an Ontario corporation; OESC Exchangeco II Inc., an Ontario corporation; ESIF Commercial Trust I, an Ontario trust; Newten Home Comfort LP, an Ontario limited partnership; Just Energy Manitoba L.P., a Manitoba limited partnership; Just Energy Ontario L.P., an Ontario limited partnership; Just Energy Trading LP, an Ontario limited partnership; Just Energy Exchange Corp., a corporation incorporated under the laws of Canada; Universal Energy Corporation, an Ontario corporation; Just Energy (B.C.) Limited Partnership, a British Columbia limited partnership; Alberta Energy Savings L.P., an Alberta limited partnership; Just Energy Alberta L.P., an Alberta limited partnership; Just Energy Québec L.P., a Québec limited partnership; Ontario Energy Commodities Inc., an Ontario corporation; Just Energy (U.S.) Corp., a Delaware corporation; Just Energy Marketing Corp., a Delaware corporation; Just Energy Texas I Corp., a Texas corporation; Just Energy Illinois Corp., a Delaware corporation; Just Energy Indiana Corp., a Delaware corporation; Just Energy Corp., a Delaware corporation; Just Energy Michigan Corp., a Delaware corporation; Commerce Energy, Inc., a California corporation; Just Energy LLC, a Texas limited liability company; Just Energy Texas L.P., a Texas limited partnership; Universal Gas and Electric Corporation, a Delaware corporation; National Energy Corporation, an Ontario corporation; and Terra Grain Fuels Inc., a Canadian federal corporation.

“Money Laundering Laws” has the meaning set out in Section 3(1)(z).

“Mutual Fund Trust” has the meaning ascribed thereto in the Tax Act.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“Offer Price” means $1,000.

“Offering” means the distribution of the Offered Securities as contemplated in the Final Prospectus.

“Offering Documents” means, collectively, the Prospectus, any Prospectus Amendment and the U.S. Private Placement Memorandum.

“OSC” means the Ontario Securities Commission.

“Passport Receipt” means a receipt issued by the Reviewing Authority as principal regulator pursuant to the Passport System and the OSC pursuant to the Securities Laws in Ontario and which evidences the receipt of the Reviewing Authority, on behalf of itself and the Securities Regulators of the other Qualifying Jurisdictions (other than Ontario), and the OSC for Ontario, for the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, as applicable.

“Passport System” means the passport system procedures provided for under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions and MI 11-102.

“Permits” has the meaning set out in Section 3(1)(q).

“Preliminary Prospectus” means the preliminary short form prospectus of the Fund (including the documents incorporated by reference therein) relating to the qualification for distribution of the Offered Securities in the Qualifying Jurisdictions.

“Proceeding” has the meaning set out in Section 7(3).

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus.

“Prospectus Amendment” means, collectively, any amendment or supplement to the Preliminary Prospectus or the Final Prospectus that may be filed by or on behalf of the Fund under any of the Securities Laws relating to the distribution of the Offered Securities under the Securities Laws.

“Qualifying Jurisdictions” means all of the provinces of Canada.

“Required Environmental Permits” has the meaning set out in Section 3(1)(y).

“Reviewing Authority” means the OSC.

“Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules made thereunder together with all applicable published national and local instruments, policy statements, notices and blanket orders and rulings of the Securities Regulators, all published discretionary rulings and orders, if any, of the Securities Regulators made in connection with the Offering and all rules, by-laws and regulations governing the TSX.

“Securities Regulators” means the applicable securities commission or similar regulatory authority in each of the Qualifying Jurisdictions.

“Selling Firms” has the meaning set out in Section 5(1).

“SIFT Rules” means the rules contained in the Tax Act relating to the federal income taxation of certain publicly traded flow-through entities referred to as “specified investment flow-throughs” or “SIFTs”.

“Subsidiary” means, with respect to any person, any other person which is controlled by the referent person, and, with respect to the Fund, includes each of the Material Subsidiaries.

“Tax Act” means the Income Tax Act (Canada).

“Taxation Authority” means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.

“Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all employment insurance premiums, Canada, Québec and any other pension plan contributions or premiums, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Returns” means all returns, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Taxation Authority.

“Time of Closing” means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Fund, and the Lead Underwriters may agree upon in writing.

“Transaction” means the indirect acquisition by the Fund of all of the issued and outstanding shares of HEC and all of the issued and outstanding HPH Membership Interests in HPH that are not owned by HEC in accordance with the terms of the Acquisition Agreement.

“Trust Indenture” means the trust indenture to be dated the Closing Date between the Fund and the Debenture Trustee, which governs the terms and conditions of the Offered Securities.

“Trustee” means Montreal Trust Company in its capacity as trustee of the Fund.

“TSX” means the Toronto Stock Exchange.

“Underwriters’ Information” has the meaning set out in Section 7(1)(b).

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Units” means trust units of the Fund.

“U.S. Affiliates” means a United States broker-dealer affiliate of an Underwriter, duly registered as a broker-dealer under the U.S. Exchange Act and all applicable state securities laws.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Private Placement Memorandum” means the preliminary and final U.S. private placement memorandum and any amendments thereto, incorporating the Prospectus, to be delivered in connection with the offer and sale of the Offered Securities in the United States and referred to in Schedule D hereto.

“U.S. Purchasers” means a purchaser of Offered Securities (i) in the United States or (ii) that was offered Offered Securities in the United States, in accordance with the terms hereof.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means the United States federal securities laws, including the U.S. Exchange Act, the U.S. Securities Act, and applicable state securities laws.

(2) Headings. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement.

(3) Extended Meanings. In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, companies, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

(4) Statutory References. In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

(5) Currency. All references to currency herein are to lawful money of Canada.

(6) Control. For the purposes of this Agreement, (a)(i) a person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; (ii) a person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that person and the person is able to direct the business and affairs of the entity; and (iii) the general partner of a limited partnership controls the limited partnership; (b) a person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity; and (c) a person is deemed to control, within the meaning of clause (a)(i) or (a)(ii) of this Section 1(6), an entity if the aggregate of (i) any securities of the entity that are beneficially owned by that person, and (ii) any securities of the entity that are beneficially owned by any entity controlled by that person, is such that, if that person and all of the entities referred to in clause (c)(ii) of this Section 1(6) that beneficially own securities of the entity were one person, that person would control the entity.

2.	Purchase of the Offered Securities by the Underwriters

(1) Offered Securities. On the basis of the representations, warranties and agreements set forth herein and subject to the terms and conditions hereof, the Fund agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Fund, the respective percentage of the Offered Securities set forth opposite the name of such Underwriter in Section 9(1) (rounded up or down, as determined by the Lead Underwriters in their sole discretion, so as to eliminate fractions) at a price per Offered Security equal to the Offer Price.

(2) Underwriters’ Commission. As compensation for the services rendered to the Fund by the Underwriters in connection with the Offering, the Fund will pay to the Underwriters a commission equal to 4% of the aggregate principal amount of the Offered Securities, or $40 per Offered Security, sold to the Underwriters under this Agreement, payable at the Time of Closing by wire transfer in immediately available funds to the account(s) specified by the Lead Underwriters in writing.

(3) Payment and Delivery. Payment for and delivery of the Offered Securities will be made at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta at the Time of Closing, or at such other place as the Lead Underwriters and the Fund may agree upon in writing. Payment of the purchase price for the Offered Securities will be made by wire transfer in immediately available funds to the account(s) specified by the Fund in writing against delivery of certificates for the Offered Securities to the Lead Underwriters, on behalf of the Underwriters, through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the Underwriters and such further documentation as may be contemplated in this Agreement. Certificates for the Offered Securities will be registered in such name or names and will be in such denominations as the Lead Underwriters, on behalf of the Underwriters, may request in writing not later than one Business Day prior to the Closing Date.

(4) No Fiduciary Relationship. Each of the Fund Entities acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Fund’s securities contemplated hereby. Each of the Fund Entities further acknowledges that the

Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties hereto intend that the Underwriters act or be responsible as a fiduciary to either of the Fund Entities, its management, unitholders, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Fund’s securities, either before or after the date of this Agreement. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to either of the Fund Entities, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and each of the Fund Entities hereby confirms its understanding and agreement to that effect. The Fund Entities and the Underwriters agree that they are each responsible for making their own independent judgements with respect to any such transactions and that any opinions or views expressed by the Underwriters to either of the Fund Entities regarding such transactions, including any opinions or views with respect to the price or market for the Fund’s securities, do not constitute advice or recommendations to either of the Fund Entities. The Fund Entities and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of either of the Fund Entities and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of either of the Fund Entities with respect to the transactions contemplated hereby or the process leading thereto, irrespective of whether any Underwriter has advised or is currently advising either of the Fund Entities on other matters. Each of the Fund Entities hereby waives and releases, to the fullest extent permitted by Applicable Law, any claims that either of the Fund Entities may have against any of the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to either of the Fund Entities in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

3.	Representations and Warranties of the Fund Entities

(1) Representations and Warranties of the Fund Entities. Each of the Fund Entities, jointly and severally, represents and warrants to each of the Underwriters that:

(a) No Cease Trade Orders. No order, ruling or determination having the effect of ceasing or suspending the distribution of the Offered Securities or ceasing or suspending the trading of any securities of the Fund or the use of the Offering Documents, or prohibiting the sale of the Offered Securities has been issued or made by any Government Authority and no proceedings have been initiated or, to the knowledge of the Fund, threatened or are pending by any Governmental Authority in relation thereto, and any request by any Securities Regulator for additional information has been complied with.

(b) Organization, Power and Authority. The Fund is an open-ended trust duly established, settled and subsisting under the laws of the Province of Ontario. The Trustee has been appointed as the trustee of the Fund. Pursuant to the Administration Agreement, the Administrator has the exclusive authority to manage the operations and affairs of the Fund. The Declaration of Trust is a valid and legally binding obligation of the Trustee enforceable against the Trustee by the beneficiaries of the Fund in accordance with its terms. The Administration Agreement is a valid and legally binding obligation of each of the Fund and the Administrator enforceable against each of the Fund and the Administrator by the other in accordance with its terms. Each of the Fund’s Subsidiaries (i) is a corporation, limited partnership or trust duly incorporated or established, as applicable, organized and subsisting under the laws of its jurisdiction of incorporation, amalgamation, continuation or establishment; (ii) has made all necessary filings under all Applicable Laws; and (iii) has all power and authority necessary to lease and operate its property and assets and to carry on its business, except where the failure to make any such filing or have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect. The Fund does not own, directly or indirectly, any interest in any person, other than the Subsidiaries set out on Schedule B. The only Subsidiaries of the Fund that are significant to the Fund and its business are the Material Subsidiaries. No proceedings have been initiated, taken or authorized by the Fund, any of its Subsidiaries or their respective trustees, shareholders, partners or members, as applicable, or, to the knowledge of the Fund, any other person with respect to the bankruptcy, insolvency, liquidation, termination, dissolution or winding up of the Fund or any of its Subsidiaries.

(c) Authorized and Issued Capital. The Fund is authorized to issue an unlimited number of Units, of which 124,695,322 Units are issued and outstanding on the date hereof as fully paid and non-assessable and are not subject to any pre-emptive right, right of first refusal or similar right created by or to which the Fund is subject or party. Except as described in the Offering Documents, there are no outstanding rights (whether pre-emptive, contractual or otherwise), warrants or options to acquire, or instruments convertible into or exchangeable for, any unissued share or other equity interest in the Fund or any of its Subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share or other equity interest in the Fund or any of its Subsidiaries or any such rights, warrants or options or any such convertible or exchangeable instrument. All of the outstanding securities of each of the Fund’s Subsidiaries have been validly issued, are fully paid and non-assessable, and, except as described in the Offering Documents, are owned, directly or indirectly, by the Fund free and clear of all Encumbrances, restriction on voting or transfer and rights of others.

(d) Due Authorization. Each of the Fund Entities has the power, authority and right to enter into and deliver each of the Documents to which it is a party and to perform its obligations hereunder and thereunder, and all actions required to be taken by a Fund Entity for the due authorization, execution and delivery of each of the Documents and the completion of the transactions contemplated hereby and thereby have been validly taken.

(e) Enforceable Agreements. This Agreement has been duly executed and delivered by each of the Fund Entities and constitutes a valid and legally binding obligation of each of the Fund Entities, enforceable against each of the Fund Entities in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court. At the Time of Closing, the Trust Indenture will be duly executed and delivered by the Fund and will constitute a valid and legally binding obligation of the Fund enforceable against the Fund in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the court.

(f) Short Form Eligibility. The Fund is eligible to file the Preliminary Prospectus and the Final Prospectus under, and use the procedures established by, NI 44-101 in each of the Qualifying Jurisdictions.

(g) Offered Securities. At the Time of Closing, the Offered Securities will have been duly created and authorized by the Fund. At the Time of Closing, the Offered Securities will have been duly created under the Trust Indenture and, upon the Fund having received the full purchase price therefor, be duly and validly issued as fully paid and non-assessable securities of the Fund entitled to the benefits of the Trust Indenture. The Units issuable upon the exercise of the conversion rights pursuant to the Offered Securities will, upon their issuance in accordance with the terms of the Trust Indenture, be duly and validly issued as fully paid and non-assessable securities of the Fund having the benefits of the Declaration of Trust. The attributes of the Offered Securities conform (or, in the case of any Prospectus Amendment, will, at the time of delivery thereof to the Underwriters, conform) in all material respects to the description thereof in the Offering Documents. The issuance of the Offered Securities is not subject to any preemptive right, right of first refusal or similar right. No person has any right to require the qualification for distribution or registration of any securities of the Fund or the filing of a prospectus, registration statement or similar document with respect thereto under any Applicable Law, in each case in connection with the offer and sale of the Offered Securities. Prior to the Time of Closing, the form of the certificates for the Offered Securities will have been approved by the Administrator and adopted by the Fund and will comply with all legal and stock exchange requirements and will not conflict with the Declaration of Trust or the Trust Indenture.

(h) No Consents Required. No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other person is required for the execution, delivery or performance of any Document by either of the Fund Entities, the issuance and sale of the Offered Securities or the completion by the Fund Entities of the transactions contemplated by this Agreement, except for the qualification of the Offered Securities for distribution to the public under the Securities Laws.

(i) No Conflicts. None of the entering into, delivery or performance of this Agreement, the issuance of the Offered Securities, the completion of the transactions contemplated hereby by the Fund Entities nor the entering into, delivery or performance of the Acquisition Agreement or the completion of the transactions contemplated thereby by Just Energy (U.S.) Corp. will (i) result in the violation of any of the provisions of the Declaration of Trust or the constating documents or by-laws of any of the Fund’s Subsidiaries; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any Encumbrance or right of any other upon any assets of the Fund or any of its Subsidiaries pursuant to, or result in the acceleration or maturity of any indebtedness or other liability of the Fund or any of its Subsidiaries under, the Trust Indenture or any agreement or other instrument to which the Fund or any of its Subsidiaries is a party or by which the Fund or any of its Subsidiaries is bound or to which any of the assets of the Fund or any of its Subsidiaries is subject or any Permit issued to the Fund or any of its Subsidiaries; or (iii) result in the violation of any Applicable Law in respect of which the Fund or any of its Subsidiaries must comply.

(j) Absence of Changes. Since March 31, 2009, except as disclosed in each of the Offering Documents. (i) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, liabilities, condition (financial or otherwise), management, results of operations, unitholders’, shareholders’ or partners’, as applicable, equity or prospects of the Fund and its Subsidiaries, taken as a whole; (ii) the Fund has not declared or paid any distributions, or made any other distribution of any kind, on or in respect of its equity capital, other than monthly distributions of $0.10333 per Unit and JEEC has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its equity capital, other than monthly dividends of $0.06889 per exchangeable share, series 1 of JEEC; (iii) there has not been any material change in the equity capital or the long-term or short-term debt of the Fund or any of its Subsidiaries; (iv) neither the Fund nor any its Subsidiaries has sustained any material loss or interference with its business or assets from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding; and (v) neither the Fund nor any of its Subsidiaries has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, that is material to the Fund and its Subsidiaries taken as a whole.

(k) Financial Statements. The consolidated financial statements of the Fund and the related notes thereto included or incorporated by reference in the Offering Documents present fairly in all material respects the consolidated financial position of the Fund and its Subsidiaries as of the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Fund and its Subsidiaries for the periods specified; and such consolidated financial statements and the related notes thereto have been prepared in accordance with Canadian generally accepted accounting principles, which, except as disclosed in such consolidated financial statements or the related notes thereto, were consistently applied throughout the periods covered thereby. Except for (i) the consolidated financial statements of Universal Energy Group Ltd. and the related notes thereto and the pro forma financial statements and the related notes thereto of the Fund in respect of the acquisition of Universal Energy Group Ltd. included in the business acquisition report incorporated by reference in the Offering Documents, and (ii) the consolidated financial statements of HPH for the years ended December 31, 2009 and 2008 and the related notes thereto and the pro forma financial statements and the related notes thereto of the Fund in respect of the acquisition of HPH included in the Offering Documents, no other financial statements are required to be included in any of the Offering Documents under the Securities Laws. The pro forma financial statements and the related notes thereto of the Fund included in the Offering Documents have been prepared in all material respects with the requirements of the Securities Laws and the assumptions underlying such pro forma financial statements are reasonable and are set forth in the Offering Documents. The other financial information included or incorporated by reference in the Offering Documents (other than statistical, industry-related and market-related data and the consolidated financial statements of HPH) has been derived from the accounting records of the Fund and its Subsidiaries and presents fairly in all material respects the information shown thereby and, except as disclosed in the Offering Documents, has been prepared on a basis consistent with that of the financial statements included in the Offering Documents. The statistical, industry-related and market-related data included or incorporated by reference in the Offering Documents are derived from sources which the Fund Entities reasonably believe are accurate and reliable, and such data agree with the sources from which they are derived.

(l) Internal Controls and Disclosure Controls and Procedures. The Fund and its Subsidiaries have designed and maintain a system of “internal control over financial reporting” (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The Fund is not aware of any material weaknesses in its internal controls over financial reporting. Except as disclosed in the Offering Documents in relation to Universal Energy Group Ltd., since the date of the most recent audited financial statements of the Fund included or incorporated by reference in the Offering Documents, there has not been any change in the internal control over financial reporting of the Fund or any of its Subsidiaries that has materially affected, or could reasonably be expected to materially affect, the internal control over financial reporting of the Fund or any of its Subsidiaries. The Fund and its Subsidiaries have designed and maintain “disclosure controls and procedures” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance that material information relating to the Fund and its Subsidiaries is made known to the Administrator’s chief executive officer and chief financial officer by others within those entities, particularly during the period in which the Fund’s “annual filings” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) are being prepared. Information required to be disclosed by the Fund in such annual filings or in “interim filings” (as that term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) or other reports submitted by the Fund under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such internal controls over financial reporting and disclosure controls and procedures are effective.

(m) Auditors. KPMG LLP, who has provided its audit report on the financial statements of the Fund and its Subsidiaries that are incorporated by reference in the Offering Documents, are independent with respect to the Fund within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a “reportable event” (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) with any current or prior auditor of the Fund or any of its Subsidiaries.

(n) Indebtedness. No outstanding indebtedness of the Fund or any of its Subsidiaries has become repayable before its stated maturity date, nor has any security in respect of such indebtedness become enforceable, by reason of default by the Fund or any of its Subsidiaries and no event has occurred or, to the knowledge of the Fund, is impending which, with notice or the lapse of time or both, may result in any such indebtedness becoming so repayable or any such security becoming enforceable and no person to whom any indebtedness of the Fund or any of its Subsidiaries is owed which is repayable on demand has demanded or threatened to demand repayment of, or to take any steps to enforce any security for, the same, which, in each case, individually or in the aggregate, would have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries is in default in the payment of any material obligation owed which is now due. Neither the Fund nor any of its Subsidiaries has outstanding any debentures, bonds, notes or other indebtedness entitling the holder thereof to vote with the unitholders, shareholders or equityholders, as applicable, of the Fund or any of its Subsidiaries or, except as disclosed in the Offering Documents, that are convertible into or exchangeable for securities having such right to vote. Other than Offered Securities issuable at the Time of Closing and except as disclosed in the Offering Documents, neither the Fund nor any of its Subsidiaries has outstanding any debentures, notes, mortgages or other indebtedness that is material to the Fund and its Subsidiaries taken as a whole.

(o) Significant Acquisitions and Dispositions. Except for the acquisition by the Fund of Universal Energy Group Ltd. and for the Transaction, no acquisitions or dispositions have been made by the Fund during its three most recently completed fiscal years that would be a “significant acquisition” or “significant disposition” for the purposes of Securities Laws, and the Fund is not a party to any agreement or other instrument with respect to any transaction that would constitute a “probable acquisition” for the purposes of such laws, in each case, that would require disclosure in the Prospectus pursuant to such laws.

(p) No Violation or Default. Neither the Fund nor any of its Subsidiaries is (i) in violation of any of the provisions of, in the case of the Fund, the Declaration of Trust, and, in the case of its Subsidiaries, such Subsidiary’s constating documents or by-laws; (ii) in breach or violation of, and no event has occurred that, with notice or lapse of time or both, would constitute a breach or violation of any of the terms of, or default under, or result in the creation or imposition of any Encumbrance or right of any other upon any of the assets of the Fund or any of its Subsidiaries pursuant to, any agreement or other instrument to which the Fund or any of its Subsidiaries is a party or by which the Fund or any of its Subsidiaries is bound or to which any of the assets of the Fund or any of its Subsidiaries is subject; or (iii) in violation of any Applicable Law in respect of which the Fund or any of its Subsidiaries must comply, except, in the case of clauses (ii) and (iii) of this Section, for defaults and violations that would not, individually or in the aggregate, have a Material Adverse Effect. The Fund is a “reporting issuer”, or the equivalent, in good standing in each of the Qualifying Jurisdictions and not in default under Securities Laws. The Fund is in compliance with its obligations to make timely disclosure of all material changes relating to it and, since March 31, 2009, no such disclosure has been made on a confidential basis and, other than the Offering and the Transaction, there is no material change relating to the Fund which has occurred and with respect to which the requisite material change report has not been filed.

(q) Permits. The Fund and its Subsidiaries possess all such permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges, quotas and exemptions (collectively, “Permits”) issued by the appropriate Governmental Authorities necessary for the use and ownership or lease of their respective assets and the conduct their respective businesses as described in the Offering Documents, except where the failure to possess any such Permit would not, individually or in the aggregate, have a Material Adverse Effect. The Fund and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect. All of such Permits are valid and in full force and effect, except where the invalidity of such Permits or the failure of such Permits to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any notice of any proceeding relating to the revocation or modification of any such Permit which, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect or has any reason to believe that any such Permit will not be renewed in the ordinary course. None of such Permits contains any term, provision, condition or limitation which would, individually or in the aggregate, have a Material Adverse Effect.

(r) Title to Assets. Except as disclosed in the Offering Documents in relation to Terra Grain Fuels Inc.’s property in Belle Plaine, Saskatchewan, neither the Fund nor any of its Subsidiaries owns any real property and none has entered into any agreement to acquire any real property. The Fund and its Subsidiaries have good and marketable title to all items of personal property, or have valid and enforceable rights to lease or otherwise use all property and assets, that are material to their respective businesses, in each case free and clear of all Encumbrances and any rights of others except as disclosed in the Offering Documents. There is no agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Fund or any of its Subsidiaries of their respective businesses or assets other than in the usual and ordinary course of business.

(s) Intellectual Property. The Fund and its Subsidiaries own or have obtained valid and enforceable licenses or other rights to use all intellectual property of any nature and kind, including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how (collectively, “Intellectual Property”), used in or required for the proper carrying on of their respective businesses. To the knowledge of the Fund, the conduct by the Fund and its Subsidiaries of their respective businesses does not, and will not, infringe or otherwise violate the Intellectual Property rights of any other person and neither the Fund nor any of its Subsidiaries has received any notice of any infringement or conflict with any Intellectual Property rights of others.

(t) No Restrictions on Subsidiaries. None of the Fund’s Subsidiaries is prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or by which it is bound, from (i) paying any dividends or making any other distribution on its equity capital; (ii) repaying to the Fund or any other Subsidiary of the Fund any loans or advances to such Subsidiary from the Fund or such other Subsidiary; or (iii) transferring any of such Subsidiary’s assets to the Fund or any other Subsidiary of the Fund.

(u) Insurance. The Fund and each of its Subsidiaries maintain insurance policies with reputable insurers in such amounts and against such risks as are reasonably prudent for the conduct of their respective businesses and the value of its assets and as is customary for companies engaged in similar businesses and similar industries and all such policies are in full force and effect. There are no material claims by the Fund or any of its Subsidiaries under any such policy as to which any insurance company is denying liability or defending under a reservation of rights clause. The Fund reasonably believes that the Fund and each of its Subsidiaries will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of its business and the value of its assets at a cost that would not have a Material Adverse Effect.

(v) Taxes. The Fund and each of its Subsidiaries has (i) timely filed all Canadian and other Tax Returns that are required to be filed by it and all such Tax Returns are accurate and complete in all material respects; and (ii) withheld any Taxes that are required by Applicable Law to be withheld and has timely paid, remitted to the applicable Taxation Authority or has made provision for the payment of all Taxes required to be paid by the Fund or any of its Subsidiaries. Neither the Fund nor any of its Subsidiaries has any outstanding assessments for Taxes and there are no actions, suits, proceedings, negotiations, investigations or claims pending or, to the knowledge of either of the Fund Entities, threatened against the Fund or any of its Subsidiaries which could result in a material liability in respect of Taxes. Neither the Fund nor any of its Subsidiaries is a party to any agreement, waiver or arrangement with any Taxation Authority that relates to any extension of time with respect to the filing of any Tax Return, any payment of Taxes or any assessment. There are no Encumbrances or any rights of others on any of the assets of the Fund or any of its Subsidiaries that arose in connection with any failure or alleged failure to pay any Taxes when due. The Fund qualifies as a Mutual Fund Trust. The purchase and sale of the Offered Securities pursuant to this Agreement, together with all other offerings of Units and debentures convertible into Units (and other equity substitutes) made by the Fund since October 31, 2006, are within the safe harbour limits relating to “undue expansion” in accordance with the normal growth guidelines release by the Department of Finance on December 31, 2006, as amended. Neither the Fund nor any of its Subsidiaries is currently subject to, and neither the completion of the purchase and sale of the Offered Securities pursuant to this Agreement nor the issuance of the Units issuable upon conversion of the Offered Securities will cause the Fund or any of its Subsidiaries to become subject to, trust level taxation pursuant to the SIFT Rules. The statements under the heading “Certain U.S. Federal Income Tax Considerations to U.S. Holders” in the U.S. Private Placement Memorandum are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein.

(w) Labour Matters. The Fund has no employees. Each of the Fund’s Subsidiaries is employing all of its employees in compliance with all applicable Taxation, health, labour and employment laws, rules, regulations, notices, and orders, except for any such failure as would not, individually or in the aggregate, have a Material Adverse Effect. None of the Fund’s Subsidiaries is bound by or a party to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of any of the Fund’s Subsidiaries, has applied to be certified as the bargaining agent of any employees of any of the Fund’s Subsidiaries, or has applied to have any of the Fund’s Subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. There are no actual or, to the knowledge of either of the Fund Entities, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any pending or, to the knowledge of the Fund, threatened unfair labour practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, complaints, charges or similar labour related disputes or proceedings pertaining to any of the Fund’s Subsidiaries. Neither of the Fund Entities is aware of any existing or imminent labour disturbances by the employees of the Administrator or any of its Subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, individually or in the aggregate, would have a Material Adverse Effect.

(x) Benefit Plans. The Fund and each of its Subsidiaries has satisfied all obligations under, and there are no outstanding defaults or violations in respect of, and no payments, contributions or premiums are owing or exigible under or in respect of, any benefit plan, program, agreement or arrangement (whether written or unwritten) maintained, contributed to, or provided by the Fund or any of its Subsidiaries for the benefit of any of the current or former trustees, directors, officers, employees, or dependent or independent contractors of the Fund or any of its Subsidiaries or their respective dependants or beneficiaries, including all bonus, deferred compensation, incentive compensation, unit or share purchase, unit or share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements, except for any statutory plans to which the Fund or any of its Subsidiaries is obliged to contribute or comply, including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal, provincial or state health, worker’s compensation or employment insurance legislation (collectively, the “Benefit Plans”) and any such Benefit Plan which is a funded plan or arrangement is fully funded on an ongoing and termination basis, except for (i) failures to satisfy obligations or to make any such payment, contribution or premium; (ii) failures of any Benefit Plan to be so funded and defaults; and (iii) violations that would not, individually or in the aggregate, have a Material Adverse Effect. Except as permitted by the Benefit Plans, their applicable funding agreements and Applicable Law, there has been no withdrawal of assets or any other amounts from any of the Benefit Plans other than proper payments of benefits to eligible beneficiaries, refunds of over-contributions to plan members and permitted payments of reasonable expenses incurred by or in respect of such Benefit Plans. There is no civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation, proceeding, or any claim or demand pending or, to the knowledge of either of the Fund Entities, threatened with respect to the Benefit Plans against the Fund or any of its Subsidiaries, the funding agent, the insurers or the fund of such Benefit Plans, other than claims and demands for benefits in the ordinary course which would not, individually or in the aggregate, have a Material Adverse Effect.

(y) Compliance with Environmental Laws. The Fund and each of its Subsidiaries has been and is in compliance with all Applicable Laws (collectively, the “Environmental and Health Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes, materials or substances (collectively, “Hazardous Substances”), except where such non-compliance or prosecution would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has used, except in compliance with all Environmental and Health Laws, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance. The Fund and each of its Subsidiaries has obtained all Permits under the Environmental and Health Laws (the “Required Environmental Permits”) required for the operation of the Fund’s or any of its Subsidiaries’ business, except where the absence of any Required Environmental Permit would not, individually or in the aggregate, have a Material Adverse Effect and each Required Environmental Permit is valid, subsisting and in good standing and the holders of the Required Environmental Permits are not in default or breach thereof and no proceeding is pending, or to the knowledge of the Fund, threatened to revoke or limit any Required Environmental Permit, except where such breach or default would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental and Health Laws, and neither the Fund nor any of its Subsidiaries has settled any allegation of non-compliance short of prosecution except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Fund or any of its Subsidiaries nor has the Fund or any of its Subsidiaries received notice of any of the same except in each case orders or directions the compliance with which would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental and Health Laws except where such action would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries has received any request for information in connection with any federal, provincial, state, local or foreign inquiries as to disposal sites.

(z) Money Laundering Laws. None of the Fund, any of its Subsidiaries or, to the knowledge of either of the Fund Entities, any director, officer, employees or agent of the Administrator or any of its Subsidiaries (acting, or apparently acting, on behalf of the Fund or any of its Subsidiaries), has at any time during the last five years (i) made any unlawful contribution to any candidate for office, or failed to disclose fully any such contribution in violation of Applicable Law; or (ii) made any payment to any governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by Applicable Law. The operations of the Fund and each of its Subsidiaries are and have been conducted at all times in compliance with, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority involving the Fund or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Fund, threatened.

(aa) No Change in Laws. Neither of the Fund Entities is aware of any legislation that has been tabled by any legislative body having jurisdiction that it anticipates would have a Material Adverse Effect, including after giving effect to the Transaction.

(bb) Litigation. There is no civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding before or brought by any Governmental Authority, pending or, to the knowledge of the Fund, threatened against or affecting the Fund or any of its Subsidiaries or, to the knowledge of the Fund, any of their respective directors or officers or of which any operations or assets of the Fund or any of its Subsidiaries is the subject which, individually or in the aggregate, if determined adversely to the Fund, any of its Subsidiaries or any of their respective trustees, directors or officers, would have a Material Adverse Effect, or which materially and adversely affects or could affect the consummation of the transactions contemplated in this Agreement or the Acquisition Agreement or the performance by the Fund of its obligations hereunder or thereunder or which questions the validity of the issuance of the Offered Securities or of any action taken or to be taken by the Fund pursuant to this Agreement or the Acquisition Agreement or in connection with the issuance or sale of the Offered Securities. The defence of all such inquiries, actions, suits, investigations and proceedings would not have a Material Adverse Effect.

(cc) Certain Contracts. Neither the Fund nor any of its Subsidiaries is a party to any agreement or other instrument, the termination, expiry or non-renewal of which, individually or in the aggregate, would have a Material Adverse Effect. Neither the Fund nor any of its Subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any Governmental Authority which would have a Material Adverse Effect.

(dd) Acquisition. The Fund has delivered to the Underwriters a true, correct and complete copy of the Acquisition Agreement, including all schedules and exhibits thereto and disclosure letters delivered or contemplated thereunder or thereby. Neither of the Fund Entities is aware of (i) any defects, failures or impairments in the title of HEC, HPH or any of their respective Subsidiaries to their respective assets; or (ii) any liability or obligation of, or Claim asserted against, HEC, HPH or any of their respective Subsidiaries not disclosed in the Acquisition Agreement or the “Company Group Disclosure Letter” referred to therein. Neither of the Fund Entities has any reason to believe that the representations and warranties of the parties to, or otherwise made in, the Acquisition Agreement are not true and correct in all material respects or that any of those parties is in breach of any of their covenants in the Acquisition Agreement in any material respect.

(ee) Absence of Certain Relationships. No relationship exists between the Fund or any of its Subsidiaries, on the one hand, and any trustee, director, officer, employee or securityholder of the Fund or any of its Subsidiaries or any associate (as that term is defined in the Securities Laws) or Affiliate of any such person on the other, or any interest of any such person or their associates or Affiliates in any transaction or proposed transaction affecting the Fund or any of its Subsidiaries, that, in each case, is required under the Securities Laws to be described in the Offering Documents and is not so described in the Offering Documents.

(ff) Listing. The Units are listed for trading on the TSX.

(gg) Transfer Agent. Computershare Investor Services Inc. at its principal office in the city of Toronto is the duly appointed registrar and transfer agent of the Fund with respect to the Units.

(hh) Debenture Trustee. At the Time of Closing, the Debenture Trustee will be the duly appointed registrar for the Offered Securities, the indenture trustee and paying agent under the Trust Indenture.

(ii) No Broker’s Fees. Neither the Fund nor any of its Subsidiaries is a party to commitment, understanding, agreement or other instrument with any person (other than this Agreement) that would give rise to a valid claim against the Fund or any of its Subsidiaries or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the Offering.

(2) Representations, Warranties and Covenants Regarding U.S. Sales. Each of the Fund entities, jointly and severally, makes the representations, warranties and covenants applicable to each of them in Schedule D.

(3) Filing Constitutes Representation and Warranty. Each filing of an Offering Document by the Fund with the Securities Regulators will constitute a representation and warranty by each of the Fund Entities, on a joint and several basis, to each of the Underwriters that, as at their respective dates and as at the time of filing of such Offering Document, (i) no order, ruling or determination having the effect of suspending or preventing the use of such document has been issued or made by any Governmental Authority and no proceedings have been initiated or, to the knowledge of either of the Fund Entities, threatened by any Governmental Authority; (ii) complied in all material respects with the Securities Laws; (iii) all information and statements (other than the Underwriters’ Information) contained therein are true and correct in all material respects and contain no misrepresentation, and constitute full, true and plain disclosure of all material facts relating to the Fund and its Subsidiaries and the Offered Securities, and no material fact will have been omitted therefrom that was required to be stated therein or was necessary to make any statement therein not misleading in light of the circumstances in which it was made and will not contain an untrue statement or a material fact; and (iv) the U.S. Private Placement Memorandum (other than the Underwriters’ Information) does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, within the meaning of the U.S. Exchange Act.

4.	Covenants of the Fund

Each of the Fund Entities covenants and agrees with each of the Underwriters that:

(a) Preliminary Prospectus. The Fund will, no later than 5:00 p.m. (Toronto time) on April 21, 2010 (i) prepare and file the Preliminary Prospectus, in the English and French languages and in a form approved by the Underwriters, acting reasonably, and other related documents in respect of the distribution of the Offered Securities, in each case in compliance with the Securities Laws; and (ii) obtain from the Reviewing Authority a preliminary Passport Receipt for the Preliminary Prospectus for and on behalf of itself and each of the other Securities Regulators.

(b) Final Prospectus. The Fund will, no later than 5:00 p.m. (Toronto time) on April 28, 2010 (i) prepare and file the Final Prospectus, in the English and French languages and in a form approved by the Underwriters, acting reasonably, and other related documents in respect of the proposed distribution of the Offered Securities, in each case in compliance with the Securities Laws; and (ii) obtain from the Reviewing Authority a final Passport Receipt for the Final Prospectus for and on behalf of itself and each of the other Securities Regulators. The Fund will fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, the Securities Laws required to be fulfilled or complied with by the Fund to enable the Offered

Securities to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and who comply with Securities Laws, and take such action necessary to permit the Offered Securities to be offered and sold in transactions exempt from registration under the U.S. Securities Act in the United States to Qualified Institutional Buyers (as defined in Schedule D) in accordance with Rule 144A (as defined in Schedule D) under the U.S. Securities Act and to Institutional Accredited Investors (as defined in Schedule D) in reliance upon Rule 506 of Regulation D under the U.S. Securities Act, and for sales internationally on a private placement basis as permitted in this Agreement and by Applicable Laws. Until the distribution of the Offered Securities has been completed, the Fund will promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Securities for distribution in the Qualifying Jurisdictions or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again so qualify the Offered Securities and to ensure that the Offered Securities are freely tradable in the Qualifying Jurisdictions, except for a trade that is a control distribution (within the meaning of Securities Laws).

(c) Due Diligence. Until the distribution of the Offered Securities has been completed, the Fund Entities will permit the Underwriters, the U.S. Affiliates and their counsel to participate fully in the preparation of, and to approve the form of, each Offering Document and to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as underwriters under the Securities Laws and, in the case of the Underwriters, in order to enable them to responsibly execute the certificates in the Prospectus and any Prospectus Amendment required to be executed by them and to confirm that none of the Offering Documents, as at the date of such Offering Document and as at the date of the filing of such Offering Document, contains a misrepresentation or an untrue statement of a material fact or omits to state a material fact necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading.

(d) Delivery of Documents. The Fund Entities will deliver, or cause to be delivered, without charge, to each of the Underwriters:

(i) contemporaneously with the filing of the Preliminary Prospectus in the Qualifying Jurisdictions, a copy of the Preliminary Prospectus in the English and French languages signed and certified as required by the Securities Laws and a copy of the preliminary U.S. Private Placement Memorandum;

(ii) contemporaneously with the filing of the Final Prospectus in the Qualifying Jurisdictions:

(A) a copy of the Final Prospectus in the English and French languages signed and certified as required by the Securities Laws;

(B) a comfort letter of the auditors of the Fund, KPMG LLP, and a comfort letter of the auditors of HPH, McGladrey & Pullen, LLP (in the case of financial statements and other financial information regarding HPH or its Subsidiaries included in the Final Prospectus), in each case addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, containing statements and information of the type customarily included in auditors’ comfort letters to underwriters with respect to the financial statements and certain financial information contained in the Final Prospectus, which comfort letter will be based on a review by such auditors having a cut-off date of not more than two Business Days prior to the date of the letter and will be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Regulators;

(C) an opinion of the auditors of the Fund, KPMG LLP, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French language version of the financial statements of the Fund and Universal Energy Group Ltd. included or incorporated by reference in the Final Prospectus and the information under the headings “Financial Information”, “Exchange Rate Information”, “Summary-Selected Financial Information”, “Selected Financial Information”, and “Consolidated Capitalization” (collectively, the “Fund Financial Information”) is a complete and proper translation of the English language version thereof;

(D) an opinion of the auditors of HPH, McGladrey & Pullen, LLP, or an associated audit firm, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the French language version of the financial statements of HPH included in the Final Prospectus and the information under the heading “The Acquisition – Hudson Summary Information” (collectively, the “HPH Financial Information”) is a complete and proper translation of the English language version thereof;

(E) an opinion of Fraser Milner Casgrain LLP addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that except for the Fund Financial Information and the HPH Financial Information, the French language version of the Final Prospectus is a complete and proper translation of the English language version thereof; and

(F) a letter from the TSX advising the Fund that approval of the conditional listing of the Offered Securities has been granted by the TSX, subject to the satisfaction of certain usual conditions set out therein; and

(G) a copy of the final U.S. Private Placement Memorandum;

(iii) promptly after the filing of the Preliminary Prospectus and the Final Prospectus, respectively, in the Qualifying Jurisdictions and in any event not later than the Time of Closing, a copy of all such documents that are required by the Securities Laws to be filed by the Fund in connection with the Preliminary Prospectus and the Final Prospectus, respectively;

(iv) if requested by the Underwriters, copies of any documents incorporated by reference in any Offering Document which have not previously been delivered to the Underwriters; and

(v) promptly after the filing of the Preliminary Prospectus and the Final Prospectus, respectively, in the Qualifying Jurisdictions and in any event not later than the Business Day immediately following the issuance of, in the case of the Preliminary Prospectus, the preliminary Passport Receipt and, in the case of the Final Prospectus, the final Passport Receipt, commercial copies of the applicable Prospectus in the English and French languages, in each case in such numbers and in such places as the Underwriters may reasonably request by written instructions to the printer of the Prospectus or to the Fund.

(e) Consent to Use of Offering Documents. The Fund hereby consents to the Underwriters’ use of each Offering Document upon the filing thereof with the Securities Regulators in connection with the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with this Agreement and Securities Laws and consents to the use by the Underwriters and the U.S. Affiliates of the U.S. Private Placement Memorandum for offers and sales of the Offered Securities in the United States in accordance with Section 2(2) and Schedule D.

(f) Material Changes. During the period of distribution of the Offered Securities, the Fund Entities will:

(i) promptly notify the Underwriters in writing of the full particulars of:

(A) any material change in respect of the Fund, or any development involving a prospective material change in respect of the Fund;

(B) any material fact which has arisen or has been discovered and would have been required under the Securities Laws to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such Offering Document or the date on which such Offering Document was filed with the Securities Regulators; and

(C) any change in any material fact, including the disclosure of any previously undisclosed material fact, contained in any of the Offering Documents or the occurrence or existence of any event or state of facts which, in any such case, is or may be of such a nature as to render any statement in any of the Offering Documents untrue or misleading or which would result in a misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying with the Securities Laws or the U.S. Securities Laws;

(ii) in good faith discuss with the Underwriters any change, fact or event which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under this Section 4(f);

(iii) promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable requirements under the Securities Laws as a result of such change, fact or event, and, at the request of the Lead Underwriters, on behalf of the Underwriters, prepare and file any Prospectus Amendment which, in the opinion of the Lead Underwriters, acting reasonably, on behalf of the Underwriters, may be necessary or advisable in order to ensure that the Final Prospectus does not contain a misrepresentation or an untrue statement of a material fact or omits to state a material fact necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading; provided that the Fund will not file any Prospectus Amendment or other document with any Securities Regulator without first providing a copy to and obtaining the approval of the Underwriters; and

(iv) subject to compliance with the foregoing provisions of this Section 4(f):

(A) contemporaneously with the filing thereof, deliver to the Underwriters a copy of each Prospectus Amendment signed and certified as required by the Securities Laws and, with respect to each such Prospectus Amendment, opinions similar to those referred to in Section 4(d)(ii)(D) and, if any financial and accounting information or other numerical data are contained in such Prospectus Amendment, the letters referred to in Section 4(d)(ii)(B) and, if such has been prepared in the French language, Section 4(d)(ii)(C);

(B) promptly after the filing of any Prospectus Amendment in the Qualifying Jurisdictions or preparation thereof in final form in accordance with the terms hereof, as applicable, deliver to the Underwriters commercial copies of such Prospectus Amendment in the English and French languages in such numbers in such places as the Underwriters may reasonably request by written instructions to the printer of such Prospectus Amendment or to the Fund; and

(C) upon the completion of any amendment to the U.S. Private Placement Memorandum, deliver to the Underwriters commercial copies of such amendment on the date thereof, in such numbers in such places as the Underwriters may reasonably request by written instructions to the printer of such amendment or to the Fund. Each delivery will constitute consent by the Fund to the use of the U.S. Private Placement Memorandum by the U.S. Affiliates and the Selling Firms for the distribution of the Offered Securities for sale by them in the United States in accordance with this Agreement.

(g) Notice of Certain Events. During the period of distribution of the Offered Securities, the Fund Entities will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the time when the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment has been filed and the time when a final Passport Receipt in respect thereof has been issued;

(ii) any request of any Securities Regulator or other Governmental Authority for any Prospectus Amendment, any amendment of the U.S. Private Placement Memorandum or for any additional information or any other communication from any Governmental Authority relating to any Offering Document or the Offering; and

(iii) the issuance by any Securities Regulator or other Governmental Authority of (A) any cease trading order relating to the Offered Securities or other securities of the Fund or any of its Subsidiaries, or the initiation or threatening of any proceedings for that purpose; or (B) any order or ruling preventing or suspending the use of any Offering Document or the initiation or threatening of any proceeding for that purpose; and, in each case, the Fund will use its commercially reasonable efforts to prevent the issuance of any such order and, if any such order is issued, will use its commercially reasonable efforts to obtain as soon as reasonably possible the withdrawal thereof.

(h) Acquisition Agreement. During the period of the distribution of the Offered Securities, the Fund Entities will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of (A) any material change in the business, assets, liabilities, condition (financial or otherwise), management, results of operations, shareholders’ equity or prospects of HPH, HEC or any of their respective Subsidiaries or any change or breach of any representation or warranty or covenant of any party to the Acquisition Agreement; (or) B any determination by any party to the Acquisition Agreement to terminate the Acquisition Agreement.

(i) Restrictions on Future Sales and Issues. During the period commencing the date of this Agreement and ending on the date which is 90 days following the Closing Date, the Fund will not, directly or indirectly, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld:

(i) offer, issue, pledge, sell, or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, Units or any securities convertible into or exercisable or exchangeable for Units;

(ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Units or such other securities, whether any such transaction described in clause (i) or (ii) of this Section 4(h) is to be settled by delivery of Units or such other securities, in cash or otherwise; or

(iii) publicly announce any intention to do any of the foregoing;

other than, in each case, the Offered Securities and issuances of Units (A) for purposes of director, officer or employee Unit rights and incentives pursuant to plans outstanding or in force on the date hereof and described in the Final Prospectus, including the Fund’s Unit Option Plan, Unit Appreciation Rights Plan, Employee Profit Sharing Plan and Directors Deferred Compensation Plan; (B) to satisfy existing instruments issued at the date hereof and described in the Final Prospectus; or (C) to satisfy the requirements of the Fund’s optional cash payment and distribution reinvestment plan described in the Final Prospectus.

(j) Use of Proceeds. The Fund will apply the net proceeds from the sale of the Offered Securities as described in the Final Prospectus under the heading “Use of Proceeds”.

(k) Mutual Fund Trust Qualification. Unless the Fund ceases to be so qualified pursuant to a transaction approved by the holders of Units in accordance with the requirements of the Declaration of Trust or applicable Securities Laws, including pursuant to a transaction resulting in the conversion of the Fund from an income trust structure to a publicly-traded corporation, the Fund will at all times conduct its affairs so as to continue to qualify as a Mutual Fund Trust and, in particular, it will not carry on business and will restrict its activities such that its only undertaking will be the investing of its funds in property other than real property.

(l) No Manipulation. The Fund will not take, directly or indirectly, any action designed to, or that would reasonably be expected to, cause or result in any stabilization or manipulation of the price of the Offered Securities or the Units.

(m) Listing. The Fund will use its commercially reasonable efforts to list the Offered Securities and the Units issuable upon conversion of the Offered Securities on the TSX.

(n) Transfer Agent. The Fund will maintain, at its expense, a register and transfer agent for the Units.

5.	Certain Obligations and Rights of the Underwriters

(1) Compliance with Securities Laws. During the course of the distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell the Offered Securities to the public only in those jurisdictions where they may be lawfully offered for sale or sold and only at the Offer Price. The Underwriters will comply with Securities Laws in connection with the offer and sale of the Offered Securities. The Underwriters will not solicit offers to purchase or sell the Offered Securities so as to require registration thereof or filing of a prospectus, registration statement or similar document with respect thereto under the Applicable Laws of any jurisdiction (other than the Qualifying Jurisdictions), including the United States of America; and will cause similar undertakings to be contained in any agreements among the members of any banking, selling or other group formed for the distribution of the Offered Securities (the “Selling Firms”). The Underwriters may, however, offer and sell the Offered Securities outside Canada, where they may be lawfully sold on a basis exempt from the prospectus and registration requirements or similar requirements of any such jurisdictions. For the purposes of this Section 5(1), the Underwriters will be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus has been obtained from the applicable Securities Regulator following the filing of the Final Prospectus.

(2) Restrictions Regarding U.S. Sales. Notwithstanding anything to the contrary contained in this Agreement and subject to the terms and conditions hereof, the Underwriters, acting through their U.S. Affiliates in accordance with Schedule D of this Agreement, may offer and sell the Offered Securities, to U.S. Purchasers to either Qualified Institutional Buyers in accordance with Rule 144A, or to Institutional Accredited Investors in accordance with Rule 506 of Regulation D, and in each case in accordance with the provisions of Schedule D. With respect to Offered Securities to be sold in the United States to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act, the Underwriters, or their U.S. Affiliates, shall purchase such Offered Securities from the Fund for resale in compliance with Rule 144A. With respect to Offered Securities to be sold in the United States to Institutional Accredited Investors in accordance with Rule 506 of Regulation D, although this Agreement is presented on behalf of the Underwriters as purchasers of the Offered Securities, all Offered Securities sold to persons in the United States, if any, in accordance with Rule 506 of Regulation D shall be sold directly to such persons as substituted purchasers (“Substituted Purchasers”) by the Fund in accordance with Schedule D. To the extent that Institutional Accredited Investors purchase Offered Securities as Substituted Purchasers on the Closing Date in accordance with Rule 506 of Regulation D, the obligations of the Underwriters to purchase Offered Securities shall be reduced by the number of Offered Securities purchased from the Fund by such Substituted Purchasers; provided, however, that the fee payable to the Underwriters pursuant to Section 2(2) shall be payable to the Underwriters in respect of any purchases of Offered Securities made in accordance with Rule 506 of Regulation D by Substituted Purchasers. Any reference in this Agreement to “the purchasers” of Offered Shares shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

(3) Representations, Warranties and Covenants Regarding U.S. Sales. The Underwriters make the representations, warranties and covenants applicable to them in Schedule D to this Agreement and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the Fund, to comply with the selling restrictions set forth in Schedule D, which forms part of this Agreement. Notwithstanding the foregoing provisions of this Section, an Underwriter will not be liable to the Fund under this Section or Schedule D with respect to a violation by another Underwriter of the provisions of this Section or Schedule D if the former Underwriter is not itself also in violation.

(4) Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete, and to cause the Selling Firms to complete, the distribution of the Offered Securities as promptly as possible and the Lead Underwriters will promptly notify the Fund in writing of the completion of the distribution of the Offered Securities by the Underwriters. No later than 30 days after the Closing Date, the Lead Underwriters will provide the Fund with such information as it may require with respect to the proceeds realized in each of the Qualifying Jurisdictions from the distribution of the Offered Securities for the purpose of payment of filing fees and as to distribution of the Offered Securities for the purposes of listing the Units on the TSX.

(5) Several Liability. An Underwriter will not be liable to the Fund under this Section 5 with respect to a default by another Underwriter under this Section. The obligations of the Underwriters under this Section 5 are several and not joint or joint and several.

(6) Stabilization. The Fund acknowledges and agrees that, in connection with the distribution of the Offered Securities, the Underwriters and the Selling Firms may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market, in compliance with Securities Laws and the U.S. Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

6.	Conditions of the Underwriters’ Obligations

Each Underwriter’s obligation to purchase and pay for the Offered Securities at the Time of Closing, as provided herein is subject to the following conditions, which are for the exclusive benefit of each Underwriter and which are to be performed or complied with at or prior to the Time of Closing:

(a) No Cease Trade Order. No order, ruling or determination having the effect of suspending the distribution or ceasing the trading of the Offered Securities or any other securities of the Fund or suspending or preventing the use of any Offering Document will have been issued or made and no proceedings therefore will have been initiated or threatened by any Governmental Authority.

(b) Representations and Warranties of the Fund Entities. The representations and warranties of the Fund Entities contained in this Agreement will be true and correct, in all material respects except for those representations and warranties that are subject to a materiality qualification, which will be true and correct in all respects, as of the Time of Closing with the same force and effect as if made at and as of such time, and the statements of either of the Fund Entities and their respective officers made in any certificate delivered pursuant to this Agreement will, in fact, be true and correct, in all material respects except for those statements that are subject to a materiality qualification, which will be true and correct in all respects, as of the Time of Closing.

(c) Compliance by the Fund with Obligations. The Fund will have performed or complied, in all material respects, with all of the obligations and covenants and conditions of this Agreement to be performed or complied with by the Fund at or prior to the Time of Closing.

(d) Opinion of Counsel for the Fund. At the Time of Closing, the Underwriters will have received the written opinion of (i) Burnet, Duckworth & Palmer LLP, counsel to the Fund, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect set forth in Schedule C; provided that, in rendering such opinion, Burnett, Duckworth & Palmer LLP will be entitled to rely on the opinions of local counsel as to matters governed by the Applicable Laws of jurisdictions other than the federal laws of Canada and the provinces of Alberta and Ontario, and, as to matters of fact, upon certificates of officers of the Fund Entities; and (ii) McKenna Long & Aldridge LLP, U.S. counsel to the Fund, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect set forth in Schedule C-2, and an opinion of Dorsey & Whitney LLP, U.S. tax counsel to the Fund, dated the closing date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, as referred to in Schedule C-2.

(e) Opinion of Québec Counsel. At the Time of Closing, the Underwriters will have received the written opinion of Fraser Milner Casgrain LLP, Quebec counsel to the Fund, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that all Applicable Laws in the Province of Québec relating to the use of the French language in connection with the distribution of the Offered Securities have been complied with in respect of the Final Prospectus.

(f) Opinion of Counsel for the Underwriters. At the Time of Closing, the Underwriters will have received the written opinion of McCarthy Tétrault LLP, counsel to the Underwriters, dated the Closing Date with respect to such matters relating to the sale of the

Offered Securities as the Underwriters may require; provided that, in rendering such opinion, the Underwriters’ counsel will be entitled to rely on the opinions of local counsel as to matters governed by the Applicable Laws of jurisdictions other than the federal laws of Canada and the provinces of British Columbia, Alberta, Ontario and Québec (as to securities laws only), and upon certificates of officers of the Fund Entities or officers thereof.

(g) Comfort Letters. At the Time of Closing, the Underwriters will have received comfort letters dated the Closing Date from the Fund’s auditors, KPMG LLP, and from HPH’s auditors, McGladrey & Pullen, LLP, each addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, similar to the comfort letters to be delivered to the Underwriters pursuant to Section 4(d)(ii)(B) with such changes as may be necessary to bring the information therein forward to a date which is no earlier than two Business Days prior to the Closing Date, which changes must be acceptable to the Underwriters, acting reasonably.

(h) Administrator Officer’s Certificate. At the Time of Closing, the Underwriters will have received a certificate of an officer of the Administrator, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the Declaration of Trust, all resolutions of the Trustee and the Unitholders and of the board of directors and shareholders of the Administrator and other trust and corporate action relating to the Documents and the sale of the Offered Securities, the incumbency and specimen signatures of signing officers of the Administrator and such other matters as the Underwriters may reasonably request.

(i) CEO/CFO Certificate. At the Time of Closing, the Underwriters will have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Administrator or any other officers acceptable to the Underwriters, dated the Closing Date and addressed to the Underwriters, certifying, for and on behalf of the Fund, and without personal liability, after having made due inquiry and after having carefully examined the Final Prospectus and each Prospectus Amendment, that (i) a Passport Receipt for the Prospectus has been issued by the applicable Securities Regulators; (ii) no order, ruling or determination having the effect of suspending the distribution or ceasing the trading of the Offered Securities or any other securities of the Fund or suspending or preventing the use of any Offering Document has been issued or made and no proceedings therefore have been initiated or threatened by any Governmental Authority; (iii) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, liabilities, condition (financial or otherwise), management, results of operations, unitholders’, shareholders’ or partners’, as applicable, equity or prospects of the Fund and its Subsidiaries, taken as a whole from that disclosed in the Final Prospectus or any Prospectus Amendment; (iv) the representations and warranties of each of the Fund Entities in this Agreement are true and correct, in all material respects except for those representations and warranties that are subject to a materiality qualification, which are true and correct in all respects, at the Time of Closing with the same force and effect as if made at and as of such time; (v) each of the Fund Entities has performed or complied with, in all material respects, all of its obligations and covenants and conditions under this Agreement to be performed or complied with by such Fund Entity at or prior to the Time of Closing; and (vi) the Fund has satisfied the factual requirements in connection with the qualification of the Fund is a “unit trust” and “mutual fund trust” for the purposes of the Tax Act.

(j) Trust Indenture. The Fund and the Debenture Trustee will have entered into the Trust Indenture in form and substance satisfactory to the Underwriters, acting reasonably. The Fund will have provided evidence to the Underwriters as to the appointment of the Debenture Trustee as the registrar, debenture trustee and paying agent in respect of the Offered Securities.

(k) Consents. All consents, approvals, permits, authorizations or filings as may be required by any Governmental Authority or any other person necessary to complete distribution of the Offered Securities and the sale thereof to the Underwriters as contemplated in this Agreement will have been made or obtained.

(l) Listing. The Offered Securities and the Units issuable upon conversion of the Offered Securities will have been approved for listing and posted for trading on the TSX on the Business Day immediately preceding the Closing Date, subject only to the conditions imposed by the TSX in its letter to the Fund referred to in Section 4(d)(ii)(F).

(m) Acquisition Agreement. The Underwriters will have received evidence satisfactory to the Underwriters, acting reasonably, that the Acquisition Agreement has been executed and delivered by the parties thereto, that no provision of the Acquisition Agreement has been amended, supplemented or waived prior to the Time of Closing without the prior written consent of the Underwriters (such consent not to be unreasonably withheld), and that the Acquisition Agreement has not been terminated and that no event has occurred or condition exists that will, or would, in the reasonable opinion of the Underwriters, reasonably be expected to, prevent the Transaction from being completed prior to 5:00 p.m. (Toronto time) on June 30, 2010.

(n) Other Documentation. The Underwriters will have received at the Time of Closing such other certificates, statutory declarations, agreements or materials, in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters and their counsel, acting reasonably, may reasonably request.

7.	Indemnification and Contribution

(1) Indemnification by the Fund Entities.

(a) Each of the Fund Entities will, jointly and severally, indemnify and save harmless each of the Underwriters and their respective Affiliates and each of their respective directors, officers, employees and agents (each referred to in this Section 7 as an “Indemnitee”) from and against all Claims asserted against and all Losses incurred by any of them directly or indirectly arising out of or resulting from:

(i) any information or statement contained in (A) any Offering Document, or (B) any other materials or information provided to investors by the Fund, or by an Underwriter with the prior written approval of, the Fund in connection with the Offering (collectively, the “Marketing Materials”), in each case being or being alleged to be a misrepresentation;

(ii) any omission or alleged omission to state in any Offering Document or in any Marketing Materials any fact or information required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii) any order made or inquiry, investigation or proceeding commenced or threatened by any Governmental Authority based upon any of the circumstances described in clause (i) or (ii) of this Section 7(1) which operates to prevent or restrict trading in or the distribution of any of the Offered Securities;

(iv) the non-compliance or alleged non-compliance by either of the Fund Entities with any requirement of Securities Laws, the U.S. Securities Laws or laws of the Province of Québec relating to the use of the French language in connection with the Offering, including a Fund Entity’s non-compliance with any statutory requirement to make any document available for inspection;

(v) any inaccuracy or misrepresentation in any representation or warranty of either of the Fund Entities in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; or

(vi) any breach by either of the Fund Entities of any covenant of the Fund in this Agreement or in any agreement, certificate or other document delivered pursuant hereto or thereto.

Except that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made determines that the Claim or Loss resulted from the gross negligence or wilful misconduct of the Indemnitee claiming indemnity, the Indemnitee shall promptly reimburse to the Fund any funds advanced to the Indemnitee or fees and disbursements paid to the Indemnitee’s counsel pursuant to this indemnity in respect of such proceedings and the indemnity provided for in this Section 7(1) shall not apply to such Indemnified Party in respect of such Claim or Loss; provided that an Underwriter’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that there had been no misrepresentation in an Offering Document will not constitute gross negligence or wilful misconduct for purposes of this Section 7(1)(a) or disentitle such Underwriter from claiming indemnification or contribution under this Section 7.

(b) Notwithstanding any other provision of this Section 7(1), the provisions of this Section 7(1) will not apply to any Claim or Loss to the extent arising out of any information or statement or omission or alleged omission in or from any Offering Document or Marketing Materials made in reliance upon and in conformity with written information furnished to the Fund by the Underwriters expressly for use in the Offering Documents or Marketing Materials, it being acknowledged and agreed that the only such information furnished by any Underwriter consists of the following information in the Offering Documents or Marketing Materials furnished on behalf of each Underwriter: (i) the third and fourth sentences of the fifth paragraph under the heading “Plan of Distribution” in the Prospectus; (ii) the first and second sentences of the sixth paragraph under the heading “Plan of Distribution” in the Prospectus; and (iii) the words “Each of RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank

Financial Inc. and Scotia Capital Inc. are affiliates of Canadian chartered banks that are members of a syndicate that has made revolving credit facilities to Just Energy L.P. and JEUSC under the heading “Relationship Among the Fund and Certain Underwriters” in the Prospectus and the fifth sentence under the heading “Relationship Among the Fund and Certain Underwriters” in the Prospectus (the “Underwriters Information”).

(c) This indemnity will be in addition to any liability which the Fund may otherwise have.

(2) Limitations on Indemnity. The rights of indemnity contained in this Section 7 in respect of a Claim based on a misrepresentation, alleged misrepresentation, omission or alleged omission in any of the Offering Documents will not be available to an Underwriter if the Fund has complied with Sections 4(d), 4(f) and 4(g) and such Underwriter did not provide the person asserting such Claim with a copy of the applicable Offering Document which corrects such misrepresentation, alleged misrepresentation, omission or alleged omission.

(3) Notice and Procedures. Promptly after the assertion of any Claim (a “Proceeding”) that results or may result in the incurrence by an Indemnitee of any Claim or Loss which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the Fund Entities of the nature of such Claim. The failure to promptly provide such notice will not relieve the Fund Entities of any obligation to indemnify the Indemnitee, except to the extent such failure materially prejudices the defence of the Claim or materially increases the liability of the Fund Entities under Section 7(1). Thereupon, the Fund Entities will have the right (but not the obligation), upon written notice (the “Defence Notice”) to the Indemnitee within 14 Business Days after receipt by the Fund Entities of notice of the Proceeding (or sooner if such Proceeding so requires) to conduct, at its own expense, the defence against the Proceeding in its own name or, if necessary, in the name of the Indemnitee. The Defence Notice will specify the counsel (who will not, without the approval of the Indemnitee, such approval not to be unreasonably withheld, be counsel to either of the Fund Entities) the Fund Entities will appoint to defend such Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, such approval not to be unreasonably withheld. Any Indemnitee will have the right to employ separate counsel in any Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Fund Entities failed to give the Defence Notice within the prescribed period; (ii) such Indemnitee has received an opinion of counsel to the effect that the interests of the Indemnitee and the Fund Entities with respect to the Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both the Indemnitee and the Fund Entities under applicable ethical rules; or (iii) the employment of such counsel at the expense of the Fund Entities has been specifically authorized by the Fund Entities. In each of the cases of clauses (i), (ii) and (iii) of this Section 7(3), the Fund Entities will not have the right to conduct the defence of such Proceeding on behalf of the Indemnitee or Indemnitees but the Fund Entities will be liable, on a joint and several basis, to pay the fees and expenses of separate counsel of the Indemnitee. It is understood and agreed, however, that the Fund Entities will, in connection with any one Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate law firm (in addition to any local counsel) at any time for all Indemnitees. The

Underwriters will select such legal counsel. If the Fund Entities elect to conduct the defence of the Proceeding, the Fund Entities will keep the Indemnitee apprised of all significant developments and will not, without the prior written consent of the Indemnitee, enter into any settlement or compromise of, or consent to judgment with respect to, such Proceeding unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnitee from all liability arising out of such Proceeding; and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the Indemnitee.

(4)	Contribution.

(a) In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 7(1) would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any Indemnitee or enforceable otherwise than in accordance with its terms, the Fund Entities and the Underwriters will contribute to the aggregate of all Claims asserted against and all Losses incurred by the Indemnitee (i) in such proportions as is appropriate to reflect the relative benefits received by the Fund Entities on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities; or (ii) if the allocation provided by clause (i) of this Section 7(4) is not permitted by Applicable Law, in such proportions as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 7(4) but also the relative fault of the Fund Entities on the one hand and the Underwriters on the other hand in connection with the misrepresentation, alleged misrepresentation, omission, alleged omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1) that resulted in such Claims or Losses and any other relevant equitable considerations.

(b) The relative benefits received by the Fund Entities on the one hand and the Underwriters on the other hand will be deemed to be in the same proportion as the total proceeds from the distribution of the Offered Securities (net of the fee payable to the Underwriters but before deducting expenses) received by the Fund is to the total underwriting discounts and commissions received by the Underwriters from the Fund under this Agreement. The relative fault of the Fund Entities on the one hand and the Underwriters on the other hand will be determined by reference to, among other things, whether the misrepresentation, alleged misrepresentation, omission, alleged omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1) which resulted in Claims and/or Losses relates to information supplied by or steps or actions taken or done by or on behalf of a Fund Entity and the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 7(1). The amount paid or payable by an Underwriter as a result of such Claims or Losses will be deemed to include any legal or other expenses reasonably incurred by the Indemnitee in connection with investigating, preparing for, disputing or defending any such Claim, whether or not resulting in any such Claim.

(c) The rights to contribution provided in this Section 7(4) are in addition to, and not in derogation of, any other right to contribution which an Indemnitee may have by statute or otherwise at law.

(5) Limitations on Liability for Contribution.

(a) The Fund Entities and the Underwriters agree that it would not be just or equitable if contribution pursuant to Section 7(4) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7(4). Notwithstanding the provisions of this Section 7(5), no Underwriter will be required to contribute, in the aggregate, any amounts in excess of the total underwriting discounts and commissions received by the Underwriters from the Fund under this Agreement or any portion thereof, in each case net of expenses paid by the Underwriter hereunder.

(b) No person who has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in any fraud, wilful misconduct or gross negligence will be entitled to contribution from any person who has not also been so determined to have engaged in fraud, wilful misconduct or gross negligence; provided that an Underwriter’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that there had been no misrepresentation in an Offering Document will not constitute fraud, wilful misconduct or gross negligence for purposes of this Section 7(4)(b) or disentitle such Underwriter from claiming indemnification or contribution under this Section 7.

(c) The Underwriters’ respective obligations to contribute pursuant to Section 7(4) are several in proportion to their respective aggregate purchase obligations under this Agreement and not joint.

(d) Notwithstanding the provisions of Section 7(4), the Underwriters will not be required to contribute an amount not exceeding the lesser of (i) the portion of the full amount of the Losses giving rise to such contribution for which the Underwriters are responsible, as determined pursuant to Section 7(4); and (ii) the amount of the aggregate underwriting discounts and commissions received by the Underwriters from the Fund under this Agreement. In no event will an Underwriter be liable to contribute any amount in excess of such Underwriter’s portion of the total underwriting discounts and commissions received from the Fund under this Agreement.

(6) Non-exclusive Remedies. The rights of indemnity and contribution set forth in this Section 7 are not exclusive and will not limit any rights, remedies or claims that an Indemnitee may have at law, under any statute or in equity, or otherwise.

(7) Underwriters as Trustees for Indemnitees. The Fund appoints each Underwriter as the trustee for such Underwriter’s Indemnitees of the covenants of indemnification and contribution of the Fund with respect to such Indemnitees as specified in this Section 7 and each Underwriter accepts such appointment.

8.	Termination

(1) Termination Upon Certain Events. Each of the Underwriters, in its absolute discretion, will be entitled to terminate and cancel its obligations under this Agreement, by written notice to that effect given to the Fund at or prior to the Time of Closing if, after the execution and delivery of this Agreement:

(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, threatened or announced, or any order or ruling is made, threatened or announced by any Governmental Authority (other than an inquiry, action, suit, investigation, proceeding, order or ruling based solely upon the activities or alleged activities of the Underwriters, the U.S. Affiliates or the Selling Firms), or any Applicable Law is promulgated or changed, or the administration or interpretation thereof is changed, which, in the reasonable opinion of the Underwriter, operates or will operate to prevent or restrict trading in or distribution of the Offered Securities or the Units;

(ii) there occurs any material change (actual, contemplated or threatened) or change in a material fact such as is contemplated by Section 4(f) or the Underwriter becomes aware of an undisclosed material fact which, in the reasonable opinion of the Underwriter, has or would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or the Units or to result in purchasers of a material number of the Offered Securities exercising their right under the Securities Laws or the U.S. Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof;

(iii) there (A) develops, occurs or comes into effect or existence any event, action, state, condition or occurrence, including any financial occurrence, of national or international consequence or any governmental action, Applicable Law, inquiry or other occurrence of any nature whatsoever, or (B) has been any attack on, outbreak or escalation of hostilities or acts of terrorism, war or like event, either within or outside Canada or any other substantial national or international calamity or emergency, which, in the reasonable opinion of the Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Fund and its Subsidiaries taken as a whole; or

(iv) there comes into effect, or is announced by the appropriate Governmental Authorities, any change or any proposed change in the Tax Act, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriter, might reasonably be expected to have a material adverse effect on the distributable income of the Fund, the tax treatment of distributions made by the Fund to its unitholders or on the tax consequences associated with the purchase, holding or resale of the Offered Securities or the Units or on any distribution that would be made by the Fund to the holders thereof.

(2) All Terms to be Conditions. Each of the Fund Entities agrees that the conditions contained in Section 6 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Fund Entities and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. All other terms of this Agreement will be and will be deemed to be conditions, and any breach or failure to comply with any such terms or any of the conditions set out in Section 6 will entitle each Underwriter to terminate their obligations under this Agreement by written notice to that effect given to the Fund at or prior to the Time of Closing. The Underwriters will have the exclusive right to waive the performance of, or compliance with, any such term or condition in whole or in part without prejudice to any of its rights in the event of non-performance or of non-compliance with any other term or condition of this Agreement in whole or in part. Any such waiver will not constitute a waiver of any other term or condition in favour of the Underwriters and, to be binding on any Underwriter, any such waiver must be in writing and signed by such Underwriter.

(3) Non-Exclusive Remedy; Liability. The rights of termination contained in this Section 8 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Fund in respect of any of the matters contemplated by this Agreement. In the event of any such termination, there will be no further liability on the part of such Underwriter to the Fund Entities or on the part of the Fund to such Underwriter except in respect of any liability which may have arisen or may thereafter arise under Section 7 or Section 10. A notice of termination given by an Underwriter under this Section 8 will not be binding upon any other Underwriter who has not also executed such notice.

9.	Obligations of Underwriters to Purchase

(1) Underwriting Percentages. Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Securities at the Time of Closing will be several, and not joint nor joint and several, and will be limited to the percentage of the Offered Securities set out opposite the name of the respective Underwriter below:

RBC Dominion Securities Inc.	20%
GMP Securities L.P.	20%
CIBC World Markets Inc.	20%
National Bank Financial Inc.	20%
Scotia Capital Inc.	15%
TD Securities Inc.	5%

(2)	Default.

(a) If, at the Time of Closing any one or more of the Underwriters defaults on its obligation to purchase the Offered Securities that it has agreed to purchase hereunder at such time, the non-defaulting Underwriters may in their discretion delay the Closing Date for up to 3 Business Days and the non-defaulting Underwriters will have the right, exercisable by written notice to the Fund, (but not the obligation) to purchase, all but not less than all, of the Offered Securities which would otherwise have been purchased by the defaulting Underwriter(s) on a pro rata basis (according to the number of Offered Securities that the non-defaulting Underwriters agreed to purchase hereunder) or in any other proportion agreed upon in writing by the non-defaulting Underwriters.

(b) If no such arrangement among the non-defaulting Underwriters has been made within such 3 Business Day period and the total number of Offered Securities which the defaulting Underwriter(s) fail to purchase (the “Defaulted Securities”) does not exceed 5% of the total number of Offered Securities that the Underwriters agreed to purchase hereunder, then the Fund will have the right to require each non-defaulting Underwriter to purchase the number of Offered Securities that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the number of Offered Securities that such Underwriter agreed to purchase hereunder) of the Defaulted Securities.

(c) If no such arrangement among the non-defaulting Underwriters has been made within such 3 Business Day period and the number of Defaulted Securities exceeds 5% of the total number of Offered Securities that the Underwriters agreed to purchase hereunder or the Fund does not exercise its right under Section 9(2)(b), then this Agreement will terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 9 will be without liability on the part of the Fund, except for liability which may have arisen under Section 7 or Section 10. Any liability of any defaulting Underwriter for breach of this Agreement (or otherwise to the Fund) will remain.

10.	Expenses of the Offering

(1) Except as provided for in Section 10(2), whether or not the transactions contemplated by this Agreement are completed or this Agreement is terminated, the Fund will pay or cause to be paid all costs and expenses of, or incidental to, the performance of its obligations hereunder and all costs and expenses of, or incidental to, all other matters in connection with the transactions contemplated hereunder, including, without limitation, (i) the costs and expenses incidental to the authorization, issuance, sale, preparation and delivery of the Offered Securities to the Underwriters and any Taxes payable in connection therewith; (ii) the costs and expenses payable in connection with the qualification of the distribution of the Offered Securities; (iii) the fees relating to listing the Offered Securities on any stock exchange and arranging for clearance and settlement arrangements; (iv) the fees and expenses of counsel for the Fund and all fees and expenses of local counsel for the Fund (including U.S. counsel); (v) all fees and expenses of the Fund’s auditors and other advisors and the auditors and other advisors of HPH; (vi) all costs and out-of-pocket expenses of the Fund relating to the marketing of the Offered Securities; (vii) all travel and roadshow and other costs of the Fund relating to information meetings and to preparation of Marketing Materials, if any, with potential investors; (viii) all costs and expenses incurred in connection with preparing, printing, translating and distributing commercial copies of the Offering Documents and any Marketing Materials; (ix) the costs of preparing share certificates representing the Offered Securities; and (x) all fees and expenses of CDS Clearing and Depository Services Inc., the Depository Trust Company, the Debenture Trustee and the Fund’s registrar and transfer agent and all applicable taxes thereon.

(2) Notwithstanding Section 10(1), the Fund will have no obligation in respect of any out-of-pocket expenses of the Underwriters in relation to the Offered Securities, including travel and other out-of-pocket expenses of the Underwriters in relation to the Offering and the fees and disbursements of the Underwriters’ legal counsel plus all applicable Taxes, unless the distribution of Offered Securities is not completed (other than by reason of a default by the Underwriters), in which case the Fund Entities will, on a joint and several basis, reimburse the Underwriters for all reasonable and accountable out-of-pocket expenses of the Underwriters, including the reasonable fees and disbursements of the Underwriters’ legal counsel in connection with this Agreement and the Offering.

11.	Authority of the Lead Underwriters

Except with respect to (i) a consent to settlement, compromise or judgment pursuant to Section 7(3), which consent must be given by the Indemnitee; (ii) a notice of termination pursuant to Section 8, which must be given by the Underwriter exercising its right to terminate its obligations hereunder; and (iii) and any waiver pursuant to Section 8(2), which must be given by the Underwriter giving such waiver, all transactions, notices and waivers on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by the Lead Underwriters and, where practicable, the Lead Underwriters will in good faith discuss with the other Underwriters the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The Fund Entities may rely entirely on any such transaction or notice as binding all Underwriters.

12.	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows: (i) to either of the Fund Entities: c/o Just Energy Corp., 100 King Street West, Toronto, Ontario M5X 1E1 (facsimile: (416) 367-4749, Attention: General Counsel); (ii) to the Underwriters: RBC Dominion Securities Inc., RBC Capital Markets, 200 Bay Street, 4th Floor, South Tower, Royal Bank Plaza, Toronto Ontario (facsimile: (416) 842-5366, Attention: David Dal Bello); GMP Securities L.P., 145 King Street West, Suite 300, Toronto, Ontario M5H 1J8 (facsimile: (416) 943-6160, Attention Lorne Sugarman); CIBC World Markets Inc., Brookfield Place, 161 Bay Street, 6th Floor, Toronto, Ontario M5J 2S8, (facsimile: (416) 956-6135, Attention: Daniel J. McCarthy); National Bank Financial Inc., The Exchange Tower, 130 King Street West, Suite 3200, P.O. Box 21, Toronto, Ontario, M5X 1J9 (facsimile: (416) 869-6411, Attention: Peter Jelley); Scotia Capital Inc., 40 King Street West, 66th Floor, Toronto, Ontario, M5W 2X6 (facsimile: (416) 416-863-7117, Attention: Christopher Blackwell); and TD Securities Inc., 66 Wellington Street West, 9th Floor, Toronto, Ontario, M5K 1A2 (facsimile: (416) 983-3176, Attention: John Kroeker), or to such other street address, individual or electronic communication number or address as may be designated by notice given by either part to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the date of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

13.	Survival

The indemnities, rights of and contribution, representations, warranties and covenants of each of the Fund Entities contained in this Agreement or in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities will survive the completion of the sale of any of the Offered Securities and will continue in full force and effect regardless of (i) any termination of this Agreement; (ii) any investigation made by or on behalf of any Underwriter; or (iii) any subsequent disposition of any of the Offered Securities.

14.	General

(1)	Time of the Essence. Time is of the essence of this Agreement.

(2) Benefit of the Agreement. This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto and the successors, heirs, executors, administrators and other legal representatives of the Indemnitees for whom the Underwriters are acting as trustee pursuant to Section 7(7).

(3) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreement, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

(4) Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either of the parties.

(5) Amendments and Waiver. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

(6) Assignment. This Agreement may not be assigned by any of the parties hereto without the written consent of the other parties hereto, except as expressly set forth in Section 5(2) of this Agreement.

(7) Remedies Cumulative. The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

(8) Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(9) Attornment. For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the parties hereto attorns to the jurisdiction of the courts of the Province of Ontario.

(10) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

(11) Limitation of Liability. The parties hereto acknowledge and agree that the Administrator is entering into this Agreement solely in its capacity as administrator of the Fund and the obligations of the Fund hereunder shall not be personally binding upon any of the Administrator, the directors or officers of the Administrator, the Trustee or any of the Holders of Units (“Unitholders”) and that any recourse against the Fund, the Administrator, the directors or officers of the Administrator, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise fraudulent behaviour, shall be limited to, and satisfied only out of, the property of the Fund.

(12) Electronic Execution. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[the remainder of this page has intentionally been left blank]

If the foregoing is in accordance with your understanding and is agreed to by you, please indicate your acceptance of this Agreement by signing in the space provided below and delivery the same to us.

RBC DOMINION SECURITIES INC.

By:	“David Dal Bello”
Name: David Dal Bello
Title: Managing Director, Energy
Group

GMP SECURITIES L.P.

By:	“Lorne Sugarman”
Name: Lorne Sugarman
Title: Managing Director,
Investment Banking

CIBC WORLD MARKETS INC.

By:	“Sean McIntyre”
Name: Sean McIntyre
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By:	“Peter Jelley”
Name: Peter Jelley
Title: Managing Director

SCOTIA CAPITAL INC.

By:	“Christopher Blackwell”
Name: Christopher Blackwell
Title: Managing Director

TD SECURITIES INC.

By:	“John Kroeker”
Name: John Kroeker
Title: Vice-President and Director

The foregoing offer is accepted and agreed to by us as of the date first above written.

JUST ENERGY INCOME FUND, by its
administrator, JUST ENERGY CORP.

By:	“Ken Hartwick”
Name: Ken Hartwick
Title: President and Chief
Executive Officer

JUST ENERGY CORP.

By:	“Ken Hartwick”
Name: Ken Hartwick
Title: President and Chief
Executive Officer

SCHEDULE A

TERMS AND CONDITIONS OF THE DEBENTURES

Capitalized terms used, but not otherwise defined, in this Schedule have the meanings given to them in the agreement to which this Schedule is attached.

Maturity: The Offered Securities will have an initial maturity date (the “Initial Maturity Date”) which is the date on which the earliest of the following events occurs: (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition has not been completed on or before that time; (ii) the time, if any, at which the Fund delivers a notice to the Underwriters and Debenture Trustee that the Acquisition Agreement has been terminated or that the Fund will not be proceeding with the Acquisition; and (iii) the time, if any, at which the Fund announces to the public that it does not intend to proceed with the Acquisition (each time and date being the “Termination Time”). If the Acquisition Closing Time (as defined herein) occurs prior to the Termination Time, the maturity date of the Offered Securities will be automatically extended to June 30, 2017 (the “Final Maturity Date”).

Interest: 6.0% per annum. Assuming the extension of the maturity of the Offered Securities to the Final Maturity Date, the interest on the Offered Securities will be payable semi-annually in arrears on June 30 and December 31 in each year, commencing December 31, 2010. The first interest payment on December 31, 2010 will include interest accrued from and including the date of closing of the Offering to, but excluding, December 31, 2010. If the maturity date is extended beyond the Initial Maturity Date, subject to receipt of applicable regulatory approvals and provided that no Event of Default has occurred and is continuing, freely tradeable Units may be issued to the Debenture Trustee and sold, with the proceeds used to satisfy the Fund’s obligation to pay interest on the Offered Securities.

Conversion: Each Offered Security will be convertible into freely tradeable Units at the option of the holder of an Offered Security at any time after the Initial Maturity Date and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date and the date specified by the Fund for redemption of the Offered Securities, at a conversion price of $18.00 per Unit, being a conversion rate of approximately 55.5556 Units per $1,000 principal amount of Offered Securities, subject to adjustment in certain events. Holders converting their Offered Securities will receive accrued and unpaid interest on such Offered Securities for the period from the last interest payment date (or the date of issue of the Offered Securities if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Offered Security may be converted during the five Business Days preceding June 30 and December 31 in each year as the registers of the Debenture Trustee will be closed during such periods. In the event that the Fund converts to a corporation (a “Continuing Corporation”) pursuant to the conversion of the Fund from an income trust structure to a publicly-traded Corporation (a “Conversion Transaction”), adjustments will be made to the terms of the conversion privilege as set forth in the Trust Indenture. Among other things, these adjustments will be necessary to reflect the fact that, in connection with the Conversion Transaction, Unitholders will receive securities of the Continuing Corporation in exchange or otherwise as consideration or in substitution for Units. More specifically, following completion of a Conversion Transaction, Offered Securities will be convertible into the kind and number of securities of the Continuing Corporation which a holder of Offered Securities would have been entitled to receive had it been a holder of the number of Units into which the Offered Securities were convertible prior to the effective date of the Conversion Transaction. In addition, in connection with a Conversion Transaction, the Offered Securities will become obligations of the Continuing Corporation having substantially the same terms as the Offered Securities, without the consent of any holders of Offered Securities.

Redemption: The Offered Securities are not redeemable prior to June 30, 2013, except upon the satisfaction of certain conditions after a Change of Control (as defined below) has occurred. On or after June 30, 2013 and prior to June 30, 2015, the Offered Securities may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price on the date on which notice of redemption is given exceeds 125% of the Conversion Price. On or after June 30, 2015, and prior to maturity, the Offered Securities may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest.

Payment upon Redemption or Maturity: On redemption or at maturity of the Offered Securities, the Fund will repay the indebtedness represented by the Offered Securities by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Offered Securities, together with accrued and unpaid interest thereon. If the maturity date is extended beyond the Initial Maturity Date, the Fund may, at its option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the Offered Securities that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable Units determined by dividing the principal amount of the Offered Securities being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. No fractional Units will be issued on redemption or at maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the Current Market Price of the fractional interest.

Change of Control: Within 30 days following the occurrence of a Change of Control, the Fund will be required to make an offer in writing to purchase, in whole or in part, the Offered Securities then outstanding (the “Debenture Offer”), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the “Debenture Offer Price”). If 90% or more of the aggregate principal amount of the Offered Securities outstanding on the date of the giving of notice of the Change of Control have been tendered to the Fund pursuant to the Debenture Offer, the Fund will have the right to redeem all of the remaining Offered Securities at the Debenture Offer Price. “Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction over 66 2/3% or more of the votes attaching to the Units, other than when such acquisition occurs in connection with a Conversion Transaction and no person or group of persons, acting jointly or in concert, following the completion of such Conversion Transaction has voting control of or direction over more than 66 2/3% of the votes attaching to the voting securities of the resulting corporate entity.

Subordination: The payment of the principal of, premium (if any) and interest on, the Offered Securities will be subordinated and postponed in right of payment, as set forth in the Trust Indenture, to the prior payment in full of all Senior Indebtedness (as defined below) of the Fund, including indebtedness to trade and other creditors of the Fund. “Senior Indebtedness” of the Fund will be defined in the Trust Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Fund (whether outstanding as at the date of the Trust Indenture or thereafter created, incurred, assumed or guaranteed), other than (i) indebtedness evidenced by the Offered Securities, and (ii) all other existing and future debentures or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Offered Securities. The Trust Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Fund, then the holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Offered Securities will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the

Offered Securities or any unpaid interest accrued thereon. The Trust Indenture will also provide that the Fund will not make any payment, and the holders of the Offered Securities will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Offered Securities (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Offered Securities or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing, unless the Senior Indebtedness has been repaid in full. The Offered Securities will also be effectively subordinate to claims of creditors of the Fund’s subsidiaries except to the extent the Fund is a creditor of such subsidiaries ranking at least pari passu with such other creditors. In particular, the Offered Securities will be effectively subordinate in right of payment to the prior payment in full of all credit facilities and other debt obligations of the subsidiaries of the Fund, including the revolving credit facilities of Just Energy L.P. and Just Energy (U.S.) Corp.

Events of Default and Waiver: The Trust Indenture will provide that an event of default (“Event of Default”) in respect of the Offered Securities will occur if any one or more of the following described events has occurred and is continuing with respect to such Offered Securities: (a) failure for 10 days to pay interest on such Offered Securities when due; (b) failure to pay principal of such Offered Securities when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the observance or performance of any material covenant or condition of the Trust Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Fund specifying such default and requiring the Fund to rectify the same; or (d) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of the Offered Securities then outstanding, declare the principal of and interest on all outstanding Offered Securities to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Offered Securities then outstanding may, on behalf of the holders of all such Offered Securities, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Modification: The rights of the holders of the Offered Securities as well as any other series of debentures that may be issued under the Trust Indenture may be modified in accordance with the terms of the Trust Indenture. For that purpose, among others, the Trust Indenture will contain certain provisions which will make binding on all holders of Offered Securities resolutions passed at meetings of the holders of Offered Securities by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Offered Securities present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Offered Securities then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Offered Securities of each particularly affected series. The Fund and the Debenture Trustee may, without the consent or concurrence of the holders of debentures under the Trust Indenture, by supplemental indenture or otherwise, make any changes or corrections in the Trust Indenture which they shall have been advised by counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained therein or in any indenture supplemental thereto.

SCHEDULE B

SUBSIDIARIES

Just Energy Corp.

Just Energy Manitoba L.P.

Just Energy B.C. Limited Partnership

Just Energy Québec L.P.

Ontario Energy Commodities Inc.

Just Energy (U.S.) Corp.

Just Energy Trading L.P.

ESIF Commercial Trust I

OESC Exchangeco II Inc.

Just Energy Ontario L.P.

Just Energy Illinois Corp.

Just Energy Indiana Corp.

Just Energy Massachusetts Corp.

Just Energy New York Corp.

Just Energy Exchange Corp.

UEGL ExchangeCo Corp.

Just Energy Texas I Corp.

Just Energy Texas LP

Just Energy, LLC

Just Energy Alberta L.P.

Just Energy Pennsylvania Corp.

Universal Energy Corporation

Universal Gas & Electric Corporation

Commerce Energy, Inc.

UG & E Holdings Inc.

Wholesale Energy New York Inc.

Alberta Energy Savings L.P.

Just Energy Alberta Corp.

Just Energy B.C. Corp.

Just Energy Marketing Corp.

La corporation d’économie d’énergie du Québec

Just Energy Michigan Corp.

Just Energy Maryland Corp.

Momentis U.S. Corp.

Just Energy Connecticut Corp.

Momentis Canada Corp.

GEO Capital Ventures Corp.

National Energy Corporation

Terra Grain Fuels, Inc.

Wholesale Energy Illinois Inc.

UG & E Texas Inc.

Just Energy Limited

Just Energy Finance Canada ULC

Just Energy Finance LLC

SCHEDULE C

FORM OF LEGAL OPINION OF THE FUND’S COUNSEL

Opinions

1.	the Fund (i) has been created and is validly existing as a trust under the laws of the Province of Ontario; (ii) has all requisite power, authority and capacity to carry on its affairs as contemplated in the Final Prospectus in compliance with the terms and conditions of the Declaration of Trust; and (iii) qualifies as a “unit trust” and a “mutual fund trust” for the purposes of the Income Tax Act (Canada) and the regulations thereunder;

2.	the trustee of the Fund, Montreal Trust Company of Canada, has been duly appointed as trustee of the Fund in accordance with the terms of the Declaration of Trust;

3.	the Administrator has been duly appointed as administrator of the Fund in accordance with the terms of the Declaration of Trust and the Administration Agreement, respectively, and has the power, authority and capacity under the Declaration of Trust and the Administration Agreement, respectively, to execute, deliver and perform the obligations of the Fund under the Underwriting Agreement and the Debenture Indenture and to issue, sell and deliver the Offered Securities;

4.	the Administrator (i) is a corporation incorporated and existing under the laws of the Province of Ontario; (ii) has the corporate power and capacity to own and lease assets and to carry on business, in each case as described in the Final Prospectus; and (iii) has the corporate power and capacity to execute, deliver and perform its obligations under the Underwriting Agreement;

5.	with respect to each of the Material Subsidiaries that is a corporation (to be limited in such counsel’s opinion to those entities incorporated under the federal laws of Canada or a province thereof), such Material Subsidiary (i) (to be specified in such counsel’s opinion) and existing under the laws of the jurisdiction of incorporation; and (ii) has the corporate power and capacity to own and lease assets and carry on business, in each case as now conducted or as described in the Final Prospectus;

6.	with respect to each of the Material Subsidiaries that are trusts or partnerships (to be limited in such counsel’s opinion to those entities formed under the federal laws of Canada or a province thereof), such Material Subsidiary (i) has been formed and is existing under the laws which govern it; (ii) has all the requisite trust or partnership power to own and lease assets and carry on business, in each case as now conducted or as described in the Final Prospectus, and (iii) if a limited partnership, has a general partner that has been appointed to act as general partner of such limited partnership under the relevant limited partnership agreement;

7.	all necessary corporate action has been taken by the Administrator for itself and for and on behalf of the Fund under the Declaration of Trust and the Administration Agreement to authorize the execution and delivery of the Underwriting Agreement, and the execution, delivery and filing of the Preliminary Prospectus and the Final Prospectus by the Administrator on behalf of itself and on behalf of the Fund as required under Securities Laws in each of the Qualifying Jurisdictions;

8.	all necessary corporate action has been taken by the Administrator for and on behalf of the Fund under the Declaration of Trust and the Administration Agreement to authorize the execution and delivery of the Debenture Indenture;

9.	the Underwriting Agreement has been duly executed and delivered by the Administrator and constitutes a legal, valid and binding obligation of the Administrator enforceable against the Administrator in accordance with its terms;

10.	each of the Underwriting Agreement and the Debenture Indenture has been duly executed and delivered by the Administrator on behalf of the Fund in accordance with the Declaration of Trust and the Administration Agreement and constitutes a legal, valid and binding obligation of the Fund enforceable against the Fund in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors’ rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out in the Underwriting Agreement and the Debenture Indenture may be limited by applicable law and other customary qualifications;

11.	the execution and delivery by the Administrator of the Underwriting Agreement on behalf of itself and on behalf of the Fund, and the Debenture Indenture on behalf of the Fund, does not, and the performance by the Administrator and the Fund, respectively, of their respective obligations thereunder does not and will not:

(a)	contravene or result in a breach of or constitute a default under the Declaration of Trust or the Administrator’s articles or by-laws or, of which counsel is aware, any resolutions of the Unitholders or the corporate trustee of the Fund in its capacity as such, or the directors or shareholders of the Administrator;

(b)	contravene any law or regulation of the Province of Ontario or the laws of Canada applicable therein applicable to it, or, to counsel’s knowledge, any judgment, decree or order binding on or applicable to it; or

(c)	contravene or result in a breach of or constitute a default under the Administration Agreement.

12.	the authorized capital of the Fund consists of an unlimited number of Units;

13.	all necessary action has been taken by the Administrator for and on behalf of the Fund to authorize the issuance of the Offered Securities on the terms and subject to the conditions contained in the Underwriting Agreement and the Debenture Indenture and, upon receipt by the Fund of payment therefor by the Underwriters as provided in the Underwriting

Agreement, the Offered Securities will have been validly issued as fully paid and non- assessable securities of the Fund;

14.	the Administrator, on behalf of the Fund, has taken all necessary action under the Declaration of Trust and the Administration Agreement to reserve for issuance the Units issuable upon the conversion of the Offered Securities and, upon the due conversion of the Offered Securities in accordance with the terms of the Debenture Indenture, such Units will have been validly issued by the Fund as fully paid and-non assessable securities of the Fund;

15.	the holders of outstanding securities of the Fund are not entitled to pre-emptive or other rights to acquire the Offered Securities pursuant to the Declaration of Trust.

16.	the attributes of the Offered Securities and the provisions of the Debenture Indenture are consistent in all material respects with the descriptions thereof in the Prospectus;

17.	the form and terms of the certificates representing the Offered Securities and the Units have been approved and adopted by the Fund and comply with the Debenture Indenture and the Declaration of Trust, respectively, and a certificate representing the Offered Securities delivered at the Time of Closing has been duly executed and delivered by the Administrator on behalf of the Fund;

18.	the Declaration of Trust conforms in all material respects with the description thereof in the Prospectus and remains in full force and effect;

19.	the Offered Securities have been validly created and, subject to receipt by the Fund of payment therefor by the Underwriters as provided in the Underwriting Agreement, issued by the Fund in accordance with the terms of the Debenture Indenture and constitute legal, valid and binding obligations of the Fund enforceable against the Fund in accordance with their terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors’ rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction and other customary qualifications;

20.	each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, with the Securities Regulators, have been duly approved and authorized by the Administrator on behalf of the Fund;

21.	the issuance of the Offered Securities and the Units issuable on conversion of the Offered Securities has been approved by the TSX and the Units issuable on conversion of the Offered Securities have been conditionally approved for listing on the TSX, subject only to satisfaction by the Fund of the conditions set out in the letter of the TSX dated •, 2010;

22.	the Offered Securities and the Units issuable upon conversion thereof are qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined under such Act, subject to the qualifications, limitations and assumptions set out under the heading “Eligibility for Investment” in the Final Prospectus. The statements contained in the Final Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” contain a fair summary of the principal Canadian federal income tax consideration applicable to prospective purchasers of the Offered Securities who are described under such heading;

23.	Computershare Trust Company of Canada, at its principal office in the city of Toronto, has been appointed as the transfer agent and registrar for the Units;

24.	Computershare Trust Company of Canada, at its principal office in the city of Toronto, has been duly appointed as Debenture Trustee under the Debenture Indenture with respect of the Offered Securities;

25.	the Fund is:

(a)	a “reporting issuer” under the Securities Act (Ontario) and is not on the list of defaulting reporting issuers published by the Ontario Securities Commission;

(b)	a “reporting issuer” under the Securities Act (British Columbia) and is not on the list of defaulting reporting issuers published by the British Columbia Securities Commission;

(c)	a “reporting issuer” under the Securities Act (Alberta) and is not noted in default on the list of reporting issuers published by the Alberta Securities Commission;

(d)	a “reporting issuer” under the Securities Act (Québec) and is not on the list of defaulting reporting issuers published by the Autorité des marchés financiers;

(e)	a “reporting issuer” under the Securities Act (Manitoba) and is not on the list of defaulting reporting issuers published by the Manitoba Securities Commission;

(f)	a “reporting issuer” under The Securities Act, 1988 (Saskatchewan) and is not on the list of defaulting reporting issuers published by the Saskatchewan Financial Services Commission, Securities Division; and

(g)	a “reporting issuer” under the Securities Act (New Brunswick), the Securities Act (Nova Scotia), the Securities Act (Prince Edward Island) and the Securities Act (Newfoundland and Labrador), and is not on the list of defaulting reporting issuers published by (i) the New Brunswick Securities Commission; (ii) the Nova Scotia Securities Commission; or (iii) the Prince Edward Island Securities Office, as applicable;

26.	all necessary documents have been filed by the Corporation, all requisite proceedings have been taken by the Corporation and all approvals, permits, consents and authorizations of appropriate regulatory authorities have been obtained by the Fund under the Securities Laws to qualify the distribution and sale of the Offered Securities to the public in each of the Qualifying Jurisdictions through or to persons or companies who are duly registered in an appropriate category of dealer registration under the Securities Laws of each of the Qualifying Jurisdictions in which such person or company has engaged in the distribution of the Offered Securities and who have complied with the relevant provisions of the Securities Laws of such Qualifying Jurisdictions and the terms of their registration;

27.	the issuance by the Fund of Units upon the conversion, redemption or maturity of the Offered Securities in accordance with the terms and conditions thereof will be exempt from the prospectus requirements of the Securities Laws. Such issuance will be exempt from the dealer registration requirements of the Securities Laws of each of the Qualifying Jurisdictions and no filing, proceeding, approval, permit, consent or authorization of appropriate regulatory authorities under the Securities Laws will be required to be made, taken or obtained by the Fund pursuant to the Securities Laws permit such issuance, unless the Fund is, at the time of such issuance, engaged in the business of trading securities or holds itself out as engaging in the business of trading in securities in which case such issuance must be made in accordance with applicable dealer registration requirements, or an exemption from the dealer registration requirements, under the Securities Laws of the applicable Qualifying Jurisdictions;

28.	the first trade in Units issued by the Fund upon the conversion, redemption or maturity of the Offered Securities in accordance with the terms and conditions thereof will not be subject to the prospectus requirements of the Securities Laws and no filing, proceeding, approval, permit, consent or authorization of appropriate regulatory authorities would be required to be made, taken or obtained by the Fund pursuant to the Securities Laws to permit such trade by any person or company unless such person or company is engaged in the business of trading securities or holds themselves out as engaging in the business of trading in securities, in which case such trade must be made in accordance with applicable dealer registration requirements, or an exemption from the dealer registration requirements, under the Securities Laws of the applicable Qualifying Jurisdictions, provided that such trade is not a “control distribution”, as that term is defined in National Instrument 45-102—Resale of Securities” and the Fund is a reporting issuer at the time of the trade; and

29.	all laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications) will have been complied with in connection with the sale of the Offered Securities to purchasers in the Province of Québec provided such purchasers receive copies of the Final Prospectus in the French language alone, or in the English and French languages simultaneously, and that such purchasers receive forms of order and confirmation drawn solely in the French language or in a bilingual format (on the assumption that no documents other than the Final Prospectus and the forms of order and confirmation constitute the contract for purchase of Offered Securities).

SCHEDULE C-2

FORM OF LEGAL OPINION OF THE FUND’S US SECURITIES COUNSEL

Subject to the counsel’s normal and customary reliance on others, assumptions and qualifications, counsel will deliver opinions substantially in the following form:

Opinions

1.	with respect to each of the Material Subsidiaries that is incorporated or organized in the United States, such Material Subsidiary (i) has been duly formed and is existing under the laws of the state which govern it; (ii) has all the requisite [corporate, company, or partnership] power to own and lease assets and carry on business, in each case as now conducted or as described in the Prospectus, and (iii) if a limited partnership, has a general partner that has been duly appointed to act as general partner of such limited partnership under the relevant limited partnership agreement;

2.	all necessary corporate action has been taken by Just Energy (U.S.) Corp. to authorize the execution and delivery of the Acquisition Agreement and the performance of its obligations thereunder;

3.	the Acquisition Agreement has been duly executed and delivered by Just Energy (U.S.) Corp. and constitutes a legal, valid and binding obligation of Just Energy (U.S.) Corp. enforceable against Just Energy (U.S.) Corp. in accordance with its terms;

4.	the execution and delivery by Just Energy (U.S.) Corp. of the Acquisition Agreement does not, and the performance by Just Energy (U.S.) Corp., of its obligations thereunder does not and will not:

(a)	contravene or result in a breach of or constitute a default under the articles or bylaws or any resolutions of the directors or shareholders of Just Energy (U.S.) Corp.; or

(b)	contravene any law or regulation of the State of Delaware or the laws of the United States applicable therein applicable to it, or, to counsel’s knowledge, any judgment, decree or order binding on or applicable to it;

5.	assuming (i) the accuracy of the representations and warranties made by each Purchaser in its Subscription Agreement, and (ii) that the offers and sales are made in accordance with Schedule D of the Underwriting Agreement, the offers and sales of the Offered Securities in the Offering in the United States will be exempt from the registration requirements of the Securities Act of 1933, as amended;

6.	the Fund is not, and after giving effect to the Offering will not be, an “investment company” required to be registered under the U.S. Investment Company Act of 1940, as amended; and

7.	the statements describing matters of law pursuant to the Internal Revenue Code of 1986, as amended (“Code”) included in the U.S. Private Placement Memorandum under the caption “Material U.S. Federal Income Tax Considerations to U.S. Holders” fairly summarize in all material respects such matters of law. For purposes of this opinion, we have relied solely upon the opinion received from Dorsey & Whitney LLP with respect to the matters addressed therein and such matters effects on statements under the caption “Material U.S. Federal Income Tax Considerations to U.S. Holders”. For the avoidance of doubt, this opinion does not address matters of any taxing authority other than the Internal Revenue Service pursuant to the Code.

SCHEDULE D

SALES IN THE UNITED STATES

A.	Defined Terms

Capitalized terms used in this Schedule D and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (1) the government of any country, or of any political subdivision of a country, other than the United States; or (2) a corporation or other organization incorporated or formed under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“Institutional Accredited Investor” means an institutional “accredited investor” satisfying one or more of the criteria set forth in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act; “

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act; “

“SEC” means the United States Securities and Exchange Commission;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“U.S. Affiliate” of any Underwriter means a U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Private Placement Memorandum” means the preliminary and final U.S. private placement memorandum and any amendments thereto, incorporating the Prospectus, to be delivered in connection with the offer and sale of the Offered Securities in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

B.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter hereby represents, warrants, covenants and agrees, separately and not jointly, on behalf of itself and its U.S. Affiliate that:

1.	It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold within the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and U.S. state securities laws. It and its U.S. Affiliate have not offered or sold, and will not offer or sell, any Offered Securities forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States to Qualified Institutional Buyers in accordance with Rule 144A or Institutional Accredited Investors in accordance with another exemption from the registration requirements of the U.S. Securities Act as provided in paragraphs 3 through 7 below. Neither the Underwriter, its U.S. Affiliate, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliates, any Selling Firm or with the prior written consent of the Fund. It shall require each of its U.S. Affiliates and each Selling Firm to agree, for the benefit of the Fund, to comply with, and shall use its best efforts to ensure that each of its U.S. Affiliates and each Selling Firm complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. Affiliates and Selling Firm.

3.	All offers and sales of Offered Securities in the United States shall be made through the Underwriter’s U.S. Affiliates in compliance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliates are, and shall be on the date of each offer and sale of Offered Securities, Qualified Institutional Buyers, duly registered brokers or dealers with the SEC pursuant to Section 15 of the U.S. Exchange Act, and members in good standing with the Financial Industry Regulatory Authority.

4.	Offers and sales of Offered Securities in the United States by the Underwriter or its U.S. Affiliates shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.	Offers to sell and solicitations of offers to buy the Offered Securities shall be made in accordance with: (a) Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States, and such persons shall each be deemed to have represented and agreed as provided in the U.S. Private Placement Memorandum; or (b) another exemption from the registration requirements pursuant to Regulation D of the U.S. Securities Act, only to Substituted Purchasers who are Institutional Accredited Investors, each of whom shall execute and deliver to the Fund, the Underwriters and their U.S. Affiliates, as agents, prior to purchasing any Offered Securities, a Subscription Agreement in the form set out in Exhibit A to this Schedule D. Immediately prior to making any offer, the Underwriter, together with its U.S. Affiliates, had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institutional Accredited Investor, as applicable, and, on the date hereof, the Underwriter, together with its U.S. Affiliates, continues to believe that each purchaser in the United States of Offered Securities is a Qualified Institutional Buyer or an Institutional Accredited Investor.

6.	All purchasers of the Offered Securities in the United States purchasing Offered Securities pursuant to Rule 144A or another exemption under the U.S. Securities Act shall be informed by the Underwriter, or its U.S. Affiliate, that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or another exemption thereunder and similar exemptions under state securities laws.

7.	Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. Affiliate with a U.S. Private Placement Memorandum and each purchaser will have received prior to the time of purchase of any Offered Securities the final U.S. Private Placement Memorandum, and the Underwriters have not used any other written materials. The U.S. Private Placement Memorandum shall be in a form mutually satisfactory to the Fund and the Underwriters.

8.	At closing, the Underwriters, together with their U.S. Affiliates selling Offered Securities in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Securities in the United States, or will be deemed to have represented that they did not offer or sell Offered Securities in the United States.

9.	At least one (1) business day prior to the Closing Date, the Underwriters will provide the transfer agent of the Fund with a list of all U.S. persons who purchased the Offered Securities, together with their addresses (including state of residence), the number of Offered Securities purchased and the registration and delivery instructions for the Offered Securities.

10.	Such Underwriter, nor any of its affiliates, have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act.

11.	Such Underwriter understands that all Offered Securities sold in the United States as part of this offering will bear a legend to the effect contained in the U.S. Private Placement Memorandum.

C.	Representations, Warranties and Covenants of the Fund Entities

Each of the Fund Entities hereby represents, warrants, covenants and agrees that:

1.	(a) The Fund is, and as of the Closing Date will be, a Foreign Issuer and reasonably believes that there is and will be no Substantial U.S. Market Interest in the Offered Securities; (b) the Fund is not now and as a result of the sale of Offered Securities contemplated hereby will not be required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; (c) assuming the accuracy of the representations provided by the Underwriters above, during the period in which the Offered Securities are offered for sale, none of the Fund, any of its affiliates, or any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Securities in the United States or has taken or will take any action that would cause the applicable exemption afforded by the U.S. Securities Act or Regulation S to be unavailable; (d) the Offered Securities are not, and as of the closing will not be, and no securities of the same class as the Offered Securities are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted, and (e) in connection with offers and sales of the Offered Securities outside the United States, the Fund, its affiliates and any person acting on its or their behalf have complied and will comply with the requirements for an offshore transaction (as that term is used in Regulation S).

2.	Except with respect to offers and sales in accordance with this Schedule D to either (i) Qualified Institutional Buyers in reliance upon an exemption from the registration requirements of the U.S. Securities Act available under Rule 144A, or (ii) to Institutional Accredited Investors pursuant to an available exemption from the registration requirements of the U.S. Securities Act, and in each case in compliance with any applicable state securities laws, neither the Fund nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any Selling Firm, in respect of which no representation is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (b) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Fund, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

3.	For so long as any of the Offered Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Fund is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements by virtue of compliance with Rule 12g3-2(b) thereunder, the Fund will provide to any holder of such Offered Securities, or to any prospective purchaser of such Offered Securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

4.	The Fund has not offered, sold or solicited, and will not offer or sell or solicit, any offer to buy any securities of the Fund of the same or similar class in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Offered Securities in the United States or which would cause the exclusion or exemption from registration set forth in Rule 144A, Regulation D or Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities or that would otherwise require registration under the U.S. Securities Act of offers and sales of the Offered Securities made pursuant to and in accordance with this Agreement.

5.	The Fund will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws.

6.	None of the Fund or any of its predecessors or affiliates have been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily, or permanently enjoining such person for failure to comply with Rule 503 under Regulation D.

EXHIBIT A

U.S. SUBSCRIPTION AGREEMENT

TO:	JUST ENERGY INCOME FUND (the “Fund”)

AND TO:
(collectively, the “Agents”)

AND TO:
(the “U.S. Affiliate”)

RE:	Purchase of 6% Convertible Extendible Unsecured Subordinated Debentures (“Securities”)

(a)	The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Fund the number of Securities set forth in Part I of Annex A hereto at a price of $ per Security. Annex A hereto forms a part of, and is incorporated into, this Subscription Agreement.

(b)	The Subscriber acknowledges that this Subscription Agreement is subject to acceptance by the Fund. The Fund may also accept this Subscription Agreement in part. The Subscriber agrees that if this Subscription Agreement is not accepted in full, any funds related to the portion of this Subscription Agreement not accepted will be returned to the undersigned, without interest.

(c)	By executing this Subscription Agreement, the Subscriber represents, warrants and covenants (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom it is contracting hereunder) to the Fund, the Agents and the U.S. Affiliate (and acknowledges that the Fund, the Agents and the U.S. Affiliate are relying thereon) that:

(i)	it is authorized to consummate the purchase of the Securities;

(ii)	in the case of the purchase by the Subscriber of the Securities as agent or trustee for any other person, the Subscriber has due and proper authority to act as agent or trustee for and on behalf of such beneficial purchaser in connection with the transactions contemplated hereby;

(iii)	it understands and acknowledges that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and that the offer and sale of Securities to it is being made in reliance on a private placement exemption available under Rule 506 under the U.S. Securities Act to institutional “accredited investors” satisfying one or more of the criteria set forth in Rule 501(a) (1), (2), (3) and (7) of Regulation D of the U.S. Securities Act (“Institutional Accredited Investors”);

(iv)	it is an Institutional Accredited Investor by virtue of meeting the criteria for the category beside which it has placed its initials below (please initial applicable category):

—	Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S.

M.

Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are with accredited investors as defined by Rule 501 of Regulation D;

—	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

—	Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities offered, with total assets in excess of US $5,000,000; or

—	Any trust with total assets in excess of US $5,000,000, not formed for the specific purpose of acquiring the Securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment);

(v)	it is acquiring the Securities for its own account or, if the Securities are to be purchased for one or more accounts for which it is acting as a fiduciary or agent, each such account is an Institutional Accredited Investor on a like basis and it is not acquiring the Securities with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or applicable state securities laws;

(vi)	it is not purchasing the Securities as a result of any “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D (“Regulation D”) under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising, or in any manner involving a public offering within Section 4(2) of the U.S. Securities Act;

(vii)	it understands and acknowledges that the Securities are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and that if it decides to offer, sell, pledge or otherwise transfer any of the Securities, such Securities may be offered, sold, pledged or otherwise transferred only: (i) to the Fund; (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act (“Regulation S”);

(iii) in accordance with (A) Rule 144A under the U.S. Securities Act (“Rule 144A”) to a person who the seller reasonably believes is a Qualified Institutional Buyer (as defined by Rule 144A) that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance on Rule 144A; or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available; (iv) under an effective registration statement under the U.S. Securities Act; or (v) in another transaction that does not require registration under the U.S. Securities Act, and in the case of (iii)(B) or (v) above, upon the provision by the seller of a legal opinion of counsel of recognized standing, reasonably satisfactory to the Fund, that the sale of such securities is not required to be registered under the U.S. Securities Act;

(viii) it understands and acknowledges that all certificates representing any Securities sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Securities and until the legend is no longer required under applicable requirements of the U.S. Securities Act:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF JUST ENERGY INCOME FUND THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO JUST ENERGY INCOME FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT (“REGULATION S”), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING SATISFACTORY TO JUST ENERGY INCOME FUND MUST FIRST BE PROVIDED.

provided that, if the Securities are being sold outside of the United States in accordance with Rule 904 of Regulation S at a time when the Fund is a “foreign issuer” as defined in Rule 902 of Regulation S, the legend may be removed by providing a duly completed and signed declaration to Computershare Investor Services Inc., as registrar and transfer agent for the Securities, or such other organization or entity performing such functions for the Fund (the “Transfer Agent”) to the following effect (or as the Fund may from time to time prescribe) and, if required by the Transfer Agent, an opinion of counsel of recognized standing satisfactory to the Transfer Agent, acting reasonably, that such legend is no longer required under the applicable requirements of the U.S. Securities Act or U.S. state securities laws:

“The undersigned seller (i) acknowledges that the sale of the securities of Just Energy Income Fund to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of Just Energy Income Fund (except for any officer or director who is an affiliate solely by virtue of holding such position); (B) the offer of the securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (2) neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (E) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.”

(ix)	it: (i) has received a copy of the preliminary and final U.S. private placement memorandum (which includes the preliminary and final versions of the Canadian prospectus, respectively) (the “U.S. Private Placement Memorandum”) relating to the offering in the United States of the Securities, (ii) has had access to such additional information, if any, concerning the Fund as it has considered necessary in connection with its investment decision to acquire the Securities, and (iii) acknowledges that it has been offered the opportunity to ask questions to and receive answers from management of the Fund concerning the terms and conditions of the offering of the Securities, and to obtain any additional information which the Fund possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information contained in the U.S. Private Placement Memorandum;

(x)	it acknowledges that no representation or warranty is made by the Agents or the U.S. Affiliate as to the accuracy or completeness of the U.S. Private Placement Memorandum. It further acknowledges that none of the Fund, the Agents or the U.S. Affiliate has made any representation or given any information to it with respect to the Fund or the offering or sale of the Securities other than the information contained in the U.S. Private Placement Memorandum;

(xi)	it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able to bear the economic risks of, and withstand the complete loss of, such investment;

(xii)	it is aware of the resale restrictions applicable to the Securities and confirms that no representation has been made respecting its ability to resell the Securities;

(xiii)	no person has made to the Subscriber any written or oral representations:

(1)	that any person will resell or repurchase the Securities;

(2)	that any person will refund the purchase price of the Securities; or

(3)	as to the future price or value of any of the Securities;

(xiv)	it consents to the Fund making a notation on its records or giving instructions to the Transfer Agent in order to implement the restrictions on transfer set forth and described herein;

(xv)	the jurisdiction in which the undersigned Subscriber received and accepted the offer to purchase the Securities is the address listed in Part II of Annex A hereto;

(xvi)	it understands and acknowledges that the Fund is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities commission any registration statement to register resales of the Securities;

(xvii)	it understands and acknowledges that the Fund (i) is not obligated to remain a “foreign issuer” (as defined in Rule 902 of Regulation S), (ii) may not, at the time the Securities are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Fund not to be a foreign issuer;

(xviii)	if required by applicable securities laws, regulatory policy, rule or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file, within the approved time periods, all documentation as may be required thereunder, and otherwise assist the Fund, the Agents or the U.S. Affiliate in filing reports, questionnaires, undertakings and other documents with respect to the offer and sale of the Securities; and

(xix)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber.

(d)	The Subscriber acknowledges that the representations, warranties and agreements contained herein are made by it with the intention that they may be relied upon by the Fund, its legal counsel and the Agents and the U.S. Affiliate and their legal counsel in determining the Subscriber’s eligibility or, if applicable, the eligibility of others on whose behalf it is contracting hereunder, to purchase the Securities. The Subscriber further agrees that by accepting delivery of the Securities or by having the Agents or U.S. Affiliate accept delivery of the Securities on its behalf (including by means of book-entry), it shall be representing and warranting that the representations, warranties, acknowledgements and agreements contained herein are true and correct as at the time of accepting delivery of the Securities with the same force and effect as if they had been made by the Subscriber at such time and that the representations and warranties shall survive the purchase by the Subscriber of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of the Securities. The Fund and its directors, officers, employees, shareholders and its legal counsel, and the Agents and the U.S. Affiliate and their respective directors, officers, employees, shareholders and legal counsel shall be entitled to rely on the representations and warranties of the Subscriber contained in this Subscription Agreement, and the Subscriber shall indemnify and hold harmless the Fund, its legal counsel and the Agents and the U.S. Affiliate and their legal counsel for any loss, costs or damages any of them may suffer as a result of any misrepresentations or any breach or failure to comply with any agreement herein.

(e)	The Subscriber irrevocably authorizes the Fund to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f)	The contract arising out of the acceptance of this subscription by the Fund shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable in the province of Ontario and represents the entire agreement of the parties hereto relating to the subject matter hereof.

(g)	The Fund, the Agents, and the U.S. Affiliate shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by the Fund of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement among the undersigned, the Fund, the Agents and the U.S. Affiliate in accordance with the terms hereof.

(h)	A certified check or bank draft in the amount of the Subscription Price as set forth in Part I of Annex A below, accompanies this Subscription Agreement or other acceptable payment arrangements have been made.

Signature of Subscriber

Signature of Subscriber (on its own behalf and, if applicable, on behalf of each person for whom it is contracting hereunder):

(Full Name of Subscriber)

(Authorized Signature)

(Name and Official Capacity – PLEASE PRINT)

Acceptance by the Fund

The Fund hereby accepts the above subscription as of this             day of                     , 2010.

JUST ENERGY INCOME FUND

(Signature)

(Name and title—PLEASE PRINT)

ANNEX A TO SUBSCRIPTION AGREEMENT
Part I:
Particulars of Purchase of Securities

Number of Securities subscribed for:

Subscription Price - $ x number of Securities =

Part II:

Subscriber Information
Name of Purchaser

Street Address

Street Address (2)

City and State

Zip Code

Contact Name

Alternate Contact

Phone No.

Fax No.

Part III:

Registration Information

Name

Account Reference
(if applicable)

Street Address

Street Address (2)

City and State

Zip Code

Contact Name

Alternate Contact

Phone No.

Fax No.

Part IV:

Beneficial Purchaser Information

Name of Beneficial Purchaser

Street Address

Street Address (2)

City, State and Zip Code

Contact Name

Alternate Contact

Phone No.

Fax No.

EXHIBIT B

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the 6% Convertible Extendible Unsecured Subordinated Debentures (the “Offered Securities”) of Just Energy Income Fund (the “Fund”) pursuant to the Underwriting Agreement dated April 20, 2010 among the Fund and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify to the Fund as follows:

(a)	[Name of U.S. Affiliate] (the “U.S. Affiliate”) is, and at all relevant times was, a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the Financial Industry Regulatory Authority on the date hereof and the date on which each offer was made by it in the United States, and all offers and sales of the Securities in the United States have been effected by U.S. Affiliate in accordance with all U.S. federal and state broker-dealer requirements;

(b)	each offeree was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, for the offering of the Offered Securities in the United States, and no other written material has been used by us in connection with the offering and sale of the Offered Securities;

(c)	immediately prior to our transmitting the preliminary and final U.S. Private Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that the offeree was (a) a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to believe that each such person in the United States or offered Offered Securities in the United States that is purchasing Offered Securities from us is a Qualified Institutional Buyer or (b) an institutional “Accredited Investor” (satisfying one or more of the criteria set forth in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the U.S. Securities Act) (an “Institutional Accredited Investor”), and, on the date hereof we continue to believe that each such person in the United States or offered Offered Securities in the United States that is purchasing Offered Securities from us or as a Substituted Purchaser is an Institutional Accredited Investor, and prior to any sale to an Institutional Accredited Investor obtained from the offeree an executed subscription agreement as appended to the U.S. Private Placement Memorandum;

(d)	no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States;

(e)	the offering of the Offered Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement including Schedule D thereto; and

(f)	neither we nor any Selling Firm (as defined in the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this             day of             , 2010.

[Underwriter]

By:
Name:
Title:

[U.S. Affiliate]

By:
Name:
Title:

EXHIBIT 9.7

FORM OF OPINION OF MCKENNA LONG & ALDRIDGE LLP

Pursuant to Section 9.7 of the Purchase Agreement, McKenna Long & Aldridge LLP, counsel to Just Energy (U.S.) Corp., a Delaware corporation (“Just”), will deliver an opinion, subject to customary qualifications and assumptions, dated the Closing Date, to the effect that:

1. Just is a corporation validly existing and in good standing under the Delaware General Corporation Law.

2. Just has the corporate power to execute and deliver the Purchase Agreement and to perform its obligations thereunder.

3. Just has duly authorized the execution and delivery of the Purchase Agreement.

4. The execution and delivery by Just of the Purchase Agreement and the performance of its agreements in the Purchase Agreement will not violate Just’s Certificate of Incorporation or Bylaws.

5. The Purchase Agreement is a valid and binding obligation of Just and is enforceable against Just in accordance with its terms.

EXHIBIT 10.6

CERTIFICATION OF NON-FOREIGN STATUS

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, provide that a transferee of a United States real property interest must withhold tax if the transferor is a foreign person. To inform Just Energy (U.S.) Corp., a Delaware corporation (the “Purchaser”), that withholding tax is not required upon transfer of any equity interest of [HEC/HPH] by                      (the “Transferor”) to the Purchaser, the undersigned hereby certifies the following on behalf of the Transferor:

1.	The Transferor is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury regulations).

2.	Transferor is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii).

2.	The Transferor’s employer identification number is .

3.	The Transferor’s principal office address is:

The undersigned understands and acknowledges that this certification may be disclosed to the Internal Revenue Service by the Transferee and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury, the undersigned declares that it has examined this certification and to the best of its knowledge and belief, it is true, correct and complete, and the undersigned further declares that it has authority to sign and deliver this certification on behalf of the Transferor. This certificate is dated effective as of the date below.

Date:

By:
Name:
Title:

EXHIBIT 10.7

FORM OF OPINION OF KIRKLAND & ELLIS LLP

Pursuant to Section 10.7 of the Purchase Agreement, Kirkland & Ellis LLP, counsel to Hudson Energy Corp., a Delaware corporation (“HEC”), Hudson Parent Holdings LLC, a Delaware limited liability company (“HPH”), Hudson Energy Services LLC, a New Jersey limited liability company (“HES”), Lake Capital Partners LP, a Delaware limited partnership (“Lake Capital”), and Lake Capital Partners II, LP, a Delaware limited partnership (“Lake Capital II”), will deliver an opinion, subject to customary qualifications and assumptions, dated the Closing Date, to the effect that:

1. HEC is a corporation validly existing and in good standing under the Delaware General Corporation Law.

2. HPH is a limited liability company validly existing and in good standing under the Delaware Limited Liability Company Act.

3. HES is a limited liability company validly existing and in good standing under the New Jersey Limited Liability Company Act.

4. Each of Lake Capital and Lake Capital II is a limited partnership validly existing and in good standing under the Delaware Revised Limited Partnership Act.

5. HEC has the corporate power to execute and deliver the Purchaser Agreement and to perform its obligations thereunder.

6. HPH has the limited liability company power to execute and deliver the Purchase Agreement and to perform its obligations thereunder.

7. Each of Lake Capital and Lake Capital II has the limited partnership power to execute and deliver the Purchase Agreement and to perform its obligations thereunder.

8. Each of HEC, HPH, Lake Capital and Lake Capital II has duly authorized the execution and delivery of the Purchase Agreement.

9. The execution and delivery by HEC, HPH, Lake Capital and Lake Capital II of the Purchase Agreement and the performance of its agreements in the Purchase Agreement will not violate (i) HEC’s Certificate of Incorporation or Bylaws, (ii) HPH’s Certificate of Formation or Limited Liability Company Agreement, (iii) Lake Capital’s Certificate of Limited Partnership or Agreement of Limited Partnership or (iv) Lake Capital II’s Certificate of Limited Partnership or Agreement of Limited Partnership.

10. The Purchase Agreement is a valid and binding obligation of each of HEC, HPH, Lake Capital and Lake Capital II and is enforceable against each of HEC, HPH, Lake Capital and Lake Capital II in accordance with its terms.

EXHIBIT 10.8

RESIGNATION AND RELEASE

I, [                        ], do hereby resign as a director and officer of, and from any and all other offices, positions or other affiliations with, Hudson Energy Corp., a Delaware corporation (“HEC”), Hudson Parent Holdings LLC, a Delaware limited liability company (“HPH”), and each of its direct and indirect subsidiaries, effective as of the Closing Date, as defined in that certain Equity Interest Purchase Agreement dated as of April 19, 2010 (the “Purchase Agreement”), by and among the Purchaser, HEC, HPH, the stockholders of HEC, the members of HPH and Lake Capital Partners LP, as Sellers’ Representative. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

Further, I do hereby irrevocably and unconditionally release, acquit and forever discharge, to the fullest extent permitted by law, HEC, HPH and their respective subsidiaries, and each of their respective past, present or future officers, managers, directors, stockholders, partners, members, affiliates, employees, counsel and agents (each, a “Company Party” and collectively, the “Company Parties”) of, from and against any and all actions, causes of action, claims, obligations, liabilities, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether in law or in equity, that I or my successors or assigns ever had, now have or may have on or by reason of any matter, cause or thing whatsoever to and including the Closing Date (“Claims”), including, without limitation, claims which I have or have had against the Company Parties by reason of, arising out of, related to, or resulting from my serving as a director and/or officer of any member of the Company Group. I hereby agree not to, and agree to cause my respective assigns, agents, attorneys and legal representatives, and each of their respective successors and assigns, not to, assert any claim against the Company Parties.

The release set forth in the above paragraph shall in no way acquit, remise, release or discharge any Claims or rights of the undersigned (i) against the Company Parties relating to any of the following: (A) any of the Employee Benefit Plans or other qualified or non qualified funds, plans or arrangements in which the undersigned may have an interest; (B) the undersigned’s right to be indemnified by the Company Parties, whether by contract, statute or common law, in respect of his, her or its services as an employee, officer, shareholder and/or equityholder of any of the Company Parties as provided by law or any of the Company Parties’ governing documents; or (C) any Claim to the extent that release of such Claim would impair the undersigned’s ability to recover amounts otherwise due and owing under any insurance policy that exists on or prior to the Closing Date or any renewal or replacement of such policy; and (ii) against the Purchaser Indemnified Parties, or any other Seller relating to or in connection with (A) a breach of any agreement entered into on the date hereof or in the future in connection with the transactions contemplated by the Purchase Agreement by a Seller in his or her individual capacity, including any employment agreement entered into between the Company Parties, Purchaser or any of its Subsidiaries and any such Seller in connection with the transactions contemplated by the Purchase Agreement, or (B) Claims that cannot be waived as a matter of Law, including Claims under applicable state and federal securities’ laws and Claims for fraud.

I represent and warrant that: (a) I have carefully read the provisions of this Resignation and Release; (b) I have had the opportunity to confer with counsel and enter into this Resignation and Release voluntarily and of my own free will; (c) I enter into this Resignation and Release relying solely upon my own judgment; (d) I have the full legal right, power and capacity to execute this Resignation and Release; (e) the releases provided herein are not based on any representation of any party hereto as to the merit, legal liability or value of any claim or claims released herein; and (f) I have not assigned, sold, conveyed or otherwise transferred any claims that I have, had or will have against the Company Parties.

Without limiting the generality of the foregoing, this Resignation and Release shall not affect any rights that the undersigned may have to indemnification or exculpation pursuant to the Governing Documents of any member of the Company Group.

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Resignation and Release as of the 19th day of April, 2010.

Name:

EXHIBIT 10.9

NONDISCLOSURE AND NON-SOLICITATION AGREEMENT

THIS NONDISCLOSURE AND NON-SOLICITATION AGREEMENT (this “Agreement”) is made and entered into as of the 19th day of April, 2010, to be effective as of the Closing Date, by and among Just Energy (U.S.) Corp., a Delaware corporation (“Purchaser”), Lake Capital Partners LP, a Delaware limited partnership (“Lake I”) and Lake Capital Partners II LP, a Delaware limited partnership (“Lake II,” and together with Lake I, the “Sellers,” and each individually, a “Seller”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

W I T N E S S E T H :

WHEREAS, pursuant to that certain Equity Interest Purchase Agreement dated as of April 19, 2010 (the “Purchase Agreement”), by and among Purchaser, Hudson Energy Corp., a Delaware corporation (“HEC”), Hudson Parent Holdings LLC, a Delaware limited liability company (“HPH”), Lake I, Lake II, the members of HPH (collectively, the “HPH Members”), and Lake Capital Partners LP, as Sellers’ Representative, Purchaser has agreed to purchase all of the Equity of HEC and HPH from the HEC Stockholders and the HPH Members, respectively (the “Transaction”);

WHEREAS, the Company Group is engaged, directly or indirectly, in the business of procuring, selling, scheduling, bidding, marketing and otherwise supplying electricity, natural gas and related services to commercial, industrial and residential customers, including under long-term fixed-price or price-protected contracts (the “Business”);

WHEREAS, the Sellers are the owners of all of the issued and outstanding shares of HEC, and have detailed knowledge of the Company Group’s business and other confidential and proprietary information of the Company Group;

WHEREAS, the Sellers have a material economic interest in the consummation of the Transaction, and to induce Purchaser to consummate the Transaction, the Sellers have agreed to enter into this Agreement; and

WHEREAS, to protect trade secrets and other confidential and proprietary information related to the Business, Purchaser and the Sellers have agreed that Purchaser’s obligation to consummate the transactions contemplated by the Purchase Agreement is subject to the condition, among others, that the Sellers shall have entered into this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

1. Nondisclosure.

(a) For purposes of this Agreement, “Confidential Information” means any data or information relating to the Business, whether or not in writing, that is valuable to Purchaser or the Company Group and is not generally known by the public. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to information about the business practices and customers of the Company Group (including, but not limited to, mailing lists, customer lists and records), financial information, business strategies, marketing plans, the type and volume of the business of the Company Group, personnel information, information about the Company Group’s vendors and strategic partners, price lists, pricing policies, pricing information, research and development techniques and activities of the Company Group. Confidential Information also includes any information or data relating to the Business described above that the Company Group or Purchaser obtain from another party and that the Company Group or Purchaser treat as proprietary or designate as confidential information whether or not owned or developed by the Company Group or Purchaser. Each Seller acknowledges that it has had access to the Confidential Information. Accordingly, each Seller agrees that from and after the Closing Date until the third (3rd) anniversary of the Closing Date, it shall not disclose, in whole or in part, directly or indirectly, the Confidential Information.

(b) Notwithstanding the foregoing, neither Seller shall be subject to the restrictions set forth in Section 1(a) with respect to information that:

(i) becomes generally available to the public, other than as a result of disclosure by either Seller or the breach by either Seller of its obligations under this Agreement, the Purchase Agreement or any other agreement entered into in connection with the Purchase Agreement;

(ii) becomes available to the Sellers on a non-confidential basis from a source that lawfully obtained such information and is not bound by a confidentiality agreement with any member of the Company Group, the Purchaser or any of their respective affiliates;

(iii) is developed independently by either Seller or any of their affiliates without reliance upon the Confidential Information as evidenced by either Seller’s or any of their affiliates’ written records; or

(iv) is required by law to be disclosed, in which case the applicable Seller shall promptly notify the Purchaser in writing.

2. Trade Secrets. Nothing in this Agreement is intended to alter, supersede or eliminate the applicable law, rights and remedies that Purchaser may have pursuant to any applicable law pertaining to trade secrets, which law, rights and remedies shall be in addition to the obligations and rights of the parties hereunder.

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3. Covenant Not to Solicit.

(a) Each Seller acknowledges and agrees that this Agreement, and the covenants not to solicit contained herein, are a fundamental element of the Transaction, and that the Transaction would not have been consummated in the absence of this Agreement. Accordingly, each Seller agrees that at all times during the period beginning as of the Closing Date and ending as of the third (3rd) anniversary of the Closing Date, neither Seller shall, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any Person, other than for the direct benefit of Purchaser or its affiliates:

(i) solicit or contact any Key Customer for the purpose of providing products or services within the Restricted Territory (as defined below) that are the same as those provided by the Business;

(ii) solicit, induce or encourage any Key Customer to terminate or modify in a material and adverse manner it business relationship with the Business;

(iii) solicit, or attempt to solicit, any person who is in the employ of the Company Group at the time of such contact to terminate or modify in a material and adverse manner his or her employment relationship, whether or not pursuant to a written agreement, with any member of the Company Group; or

(iv) solicit, or attempt to solicit, any person who performs services as an independent contractor or broker of or consultant to the Company Group, or any other individual who provides incidental services to the Company Group, at the time of such contact to terminate or modify in a material and adverse manner his or her relationship, whether or not pursuant to a written agreement, with any member of the Company Group;

provided, however, that Section 3(a)(iii) and Section 3(a)(iv) hereof shall not prohibit general solicitations of or advertisement for employment by the Sellers if they are not specifically directed at any person covered under such sections.

(b) For purposes of this Agreement, the term “Restricted Territory” means anywhere within Illinois, New York, New Jersey and Texas. The parties acknowledge and agree that the foregoing description of the Restricted Territory is reasonable and embodies locations where the Company Group currently conducts the Business.

4. Exceptions. Notwithstanding anything herein to the contrary, none of the covenants or restrictions set forth in this Agreement shall apply to, or otherwise purport to limit or affect the conduct or actions of, any portfolio companies of either Seller or any of their officers, directors or employees; provided, however, the foregoing exceptions shall not apply to: (a) any conduct or actions taken at the direction of either Seller; (b) any conduct or actions taken with the actual knowledge of either Seller; or (c) any portfolio companies of either Seller that are engaged in the Business.

5. Remedies for Breach.

(a) Each Seller acknowledges and agrees that its breach of any of the covenants contained in Section 1 and Section 3 of this Agreement may cause irreparable injury to Purchaser and that remedies at law of Purchaser for any actual or threatened breach by either Seller of such covenants may be inadequate; therefore, each Seller further acknowledges and agrees that Purchaser shall be entitled to seek specific performance of the covenants in such

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sections or injunctive relief against activities in violation of such sections, or both, by temporary or permanent injunction or other appropriate judicial remedy, writ or order, without the necessity of proving actual damages or posting a bond. This provision with respect to injunctive relief shall not diminish the right of Purchaser to seek damages against the Sellers for any breach of this Agreement, in addition to injunctive relief. Accordingly, in the event of a breach of this Agreement, Purchaser, in its sole discretion, may elect to pursue injunctive relief or monetary damages, or both.

(b) Each Seller acknowledges and agrees that the covenants contained in Section 1 and Section 3 of this Agreement shall be construed as agreements independent of any other provision of this Agreement or any other contract or agreement between the parties hereto and that the existence of any claim or cause of action by either Seller against Purchaser, whether predicated upon this or any other contract or agreement, shall not constitute a defense to the enforcement by Purchaser of said covenants.

6. Reasonableness. Each Seller has carefully considered the nature and extent of the restrictions upon it and the rights and remedies conferred on Purchaser under this Agreement, and each Seller hereby acknowledges and agrees that:

(a) the restrictions and covenants contained herein, and the rights and remedies conferred upon Purchaser, are necessary to protect the goodwill and other value of the Company Group and the benefits bargained for by Purchaser under the Purchase Agreement; and

(b) the restrictions placed upon the Sellers hereunder are narrowly drawn, are fair and reasonable in time and territory and place no greater restraint upon the Sellers than is reasonably necessary to secure the goodwill and other value of the Company Group and the benefits bargained for by Purchaser under the Purchase Agreement.

7. Invalidity of Any Provision. Because the parties hereto seek to protect the goodwill and Confidential Information of Purchaser and the Company Group, it is the intention of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each state and jurisdiction in which such enforcement is sought, but that the unenforceability (or the modification to conform with such laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement, which shall be deemed amended to delete or modify, as necessary, the invalid or unenforceable provisions.

8. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

9. Jurisdiction and Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the United States of America located in the Southern District of New York, unless such court declines the exercise of jurisdiction, in which case the courts of the State of New York, for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered or certified mail to such

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party’s principal place of business shall be effective service of process for any action, suit or proceeding arising out of the parties in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the United States of America located in the Southern District of New York or the State of New York, as applicable, and hereby further irrevocably and unconditionally waives his or its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES AND COVENANTS NOT TO ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11. Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement is not assignable by any party hereto without the prior written consent of the other parties hereto. Notwithstanding the foregoing, the Purchaser shall be entitled to assign all of its right, title and interest under this Agreement to any collateral agent for and on behalf of the senior lenders to the Purchaser, solely as security for the obligations of the Purchaser in connection with indebtedness owing to such senior lenders; provided, for clarity, such assignment shall not relieve the Purchaser from any of its obligations under this Agreement.

12. Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and sent by facsimile or delivered personally or sent by registered or certified mail (including by national overnight courier service), postage or fees prepaid, as follows:

if to the Sellers to:	c/o Lake Capital Partners

676 North Michigan Avenue, Suite 3900

Chicago, IL 60611

Facsimile:     (312) 640-7051

Attention:     Anthony Broglio

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with a copy (which shall not constitute notice) to:	Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Facsimile: (312) 862-2200 Attention: Sanford E. Perl P.C.

if to Purchaser to:	Just Energy (U.S.) Corp. c/o Just Energy Income Fund First Canadian Place 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1 Facsimile: (416) 367-4749 Attention: President

with a copy (which shall not constitute notice) to:	Just Energy Income Fund 6345 Dixie Road, Suite 200 Mississauga, Ontario L5T 2E6 Facsimile: (905) 564-6069 Attention: Jonah T. Davids VP and General Counsel

with a copy (which shall not constitute notice) to:	McKenna Long & Aldridge LLP 303 Peachtree Street, N.E., Suite 5300 Atlanta, Georgia 30308 Facsimile: (404) 527-4198 Attention: Ann-Marie McGaughey

or at such other address for a party as shall be specified by like notice. Any notice sent by facsimile shall be deemed to have been duly given to the party to whom it is sent upon written confirmation of receipt, provided that a copy of such fax is delivered personally or mailed to the recipient within one (1) Business Day of the date of the fax, in the manner herein provided. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth (4th) Business Day after the day it is so placed in the mail or, if earlier, the time of actual receipt.

13. Entire Agreement. This Agreement and the Purchase Agreement (including the Schedules and Exhibits to each of the foregoing) contain the entire agreement of the parties with regard to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement among the parties executed with or after this Agreement.

14. Amendment. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties.

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15. Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

16. Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

17. Counterparts and Facsimile. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission.

(Signatures begin on following page)

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IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Nondisclosure and Non-Solicitation Agreement as of the date first above written.

PURCHASER:

JUST ENERGY (U.S.) CORP.

By:
Name:
Title:

SELLERS:

LAKE CAPITAL PARTNERS LP

By:	Lake Capital Investment Partners LP
Its:	General Partner

By:	Lake Partners LLC
Its:	General Partner

By:
Name:
Title:

LAKE CAPITAL PARTNERS II LP

By:	Lake Capital Investment Partners II LP
Its:	General Partner

By:	Lake Partners LLC
Its:	General Partner

By:
Name:
Title:

EXHIBIT 10.10

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

THIS NON-COMPETITION AND NON-SOLICITATION AGREEMENT (this “Agreement”) is made and entered into as of the 19th day of April, 2010, to be effective as of the Closing Date, by and between Just Energy (U.S.) Corp., a Delaware corporation (the “Purchaser”), and [            ], an individual resident of the State of [            ] (the “Seller”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

W I T N E S S E T H :

WHEREAS, pursuant to that certain Equity Interest Purchase Agreement dated as of April 19, 2010 (the “Purchase Agreement”), by and among the Purchaser, Hudson Energy Corp., a Delaware corporation (“HEC”), Hudson Parent Holdings LLC, a Delaware limited liability company (“HPH”), the stockholders of HEC (collectively, the “HEC Stockholders”), the members of HPH (collectively, the “HPH Members”), and Lake Capital Partners LP, as Sellers’ Representative, the Purchaser has agreed to purchase all of the Equity of HEC and HPH from the HEC Stockholders and the HPH Members, respectively (the “Transaction”);

WHEREAS, the Company Group is engaged, directly or indirectly, in the business of procuring, selling, scheduling, bidding, marketing and otherwise supplying electricity, natural gas and related services to commercial, industrial and residential customers, including under long-term fixed-price or price-protected contracts (the “Business”);

WHEREAS, the Seller is [a member of HPH and] a key employee of Hudson Energy Services LLC, a New Jersey limited liability company (“HES”), and has detailed knowledge of the Company Group’s business and other confidential and proprietary information of the Company Group;

WHEREAS, the Seller has a material economic interest in the consummation of the Transaction, and to induce the Purchaser to consummate the Transaction, the Seller has agreed to enter into this Agreement; and

WHEREAS, to protect trade secrets and other confidential and proprietary information related to the Business, the Purchaser and the Seller have agreed that the Purchaser’s obligation to consummate the transactions contemplated by the Purchase Agreement is subject to the condition, among others, that the Seller shall have entered into this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

1. Nondisclosure.

(a) For purposes of this Agreement, “Confidential Information” means any data or information, whether or not in writing, that is valuable to the Purchaser or the Company Group and is not generally known by the public. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to: (i) information about the business practices and customers of the Company Group (including, but not limited to, mailing lists, customer lists and records), financial information, business strategies, marketing plans, the type and volume of the business of the Company Group, personnel information, information about the Company Group’s vendors and strategic partners, price lists, pricing policies, pricing information, research and development techniques and activities of the Company Group, and all information located in the books and records of the Company Group, and (ii) confidential information related to the Purchaser’s business and operations, such information having been disclosed or otherwise made available to the Seller during the course of the negotiations relative to the Transaction. Confidential Information also includes any information or data described above that the Company Group or the Purchaser obtain from another party and that the Company Group or the Purchaser treat as proprietary or reasonably designate as confidential information whether or not owned or developed by the Company Group or the Purchaser. The Seller acknowledges that he has had access to, and intimate knowledge of, the Confidential Information. Accordingly, the Seller agrees that from and after the Closing Date until the third (3rd) anniversary of the Closing Date, the Seller shall not use or disclose, in whole or in part, directly or indirectly, the Confidential Information; provided, however, that the Seller shall be permitted to use the Confidential Information for the benefit of the Purchaser and the Company Group as necessary in connection with his performance under that certain Senior Management Agreement dated as of [            ] by and between the Seller and HES (as it may be amended, restated, supplemented or otherwise modified and in effect from time to time, the “Senior Management Agreement”).

(b) Notwithstanding the foregoing, the Seller shall not be subject to the restrictions set forth in Section 1(a) with respect to information that:

(i) becomes generally available to the public, other than as a result of disclosure by the Seller or the breach by the Seller of his obligations under this Agreement, the Purchase Agreement or any other agreement entered into in connection with the Purchase Agreement;

(ii) becomes available to the Seller on a non-confidential basis from a source that lawfully obtained such information and is not bound by a confidentiality agreement with any member of the Company Group, the Purchaser or any of their respective affiliates; or

(iii) is required by law to be disclosed, in which case the Seller shall promptly notify the Purchaser in writing.

2. Trade Secrets. Nothing in this Agreement is intended to alter, supersede or eliminate the applicable law, rights and remedies that the Purchaser may have pursuant to any applicable law pertaining to trade secrets, which law, rights and remedies shall be in addition to the obligations and rights of the parties hereunder.

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3. Covenant Not to Solicit or Compete.

(a) The Seller acknowledges and agrees that he has (i) intimate knowledge of the Business, including but not limited to, knowledge of the Confidential Information, and (ii) knowledge of and relationships with the customers, vendors, suppliers and referral sources of the Business, and that such knowledge and relationships are such that if the Seller were to compete with the Purchaser within the territories defined below at any time during the period beginning as of the Closing Date and ending as of the third (3rd) anniversary of the Closing Date (the “Restricted Period”), the value of the Transaction to the Purchaser, and the benefits that the Purchaser bargained for under the Purchase Agreement, would be severely and irreparably damaged. Further, the Seller acknowledges and agrees that this Agreement, and the covenants not to solicit or compete contained herein, are a fundamental element of the Transaction, and that the Transaction would not have been consummated in the absence of this Agreement. Accordingly, the Seller agrees that during the Restricted Period, the Seller shall not, and the Seller shall ensure that his affiliates shall not, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any Person, other than for the direct benefit of the Purchaser or its affiliates:

(i) (A) engage in the Business within the Restricted Territory (as defined below) or (B) otherwise obtain any interest in, advise, lend money to, guarantee the debts or obligations of, or perform services in either a supervisory or managerial capacity or as an advisor, consultant or independent contractor for, or otherwise participate in the ownership, management or control of, any Person that is engaged in the Business within the Restricted Territory, except that the Seller may own not more than three percent (3%) of the capital stock of any Person whose stock is traded on NASDAQ or the New York Stock Exchange, even if such Person is in the Business, provided that such investment is completely passive in nature;

(ii) solicit or contact any Restricted Customer (as defined below), for the purpose of providing products or services within the Restricted Territory that are the same as, or similar to, those provided by the Company Group or the Purchaser;

(iii) solicit, induce or encourage any Restricted Customer to terminate or modify any business relationship with the Company Group or the Purchaser;

(iv) solicit or persuade, or attempt to solicit or persuade, any person who is in the employ of the Company Group or the Purchaser at the time of such contact to terminate or modify his or her employment relationship, whether or not pursuant to a written agreement, with any member of the Company Group or the Purchaser; or

(v) solicit or persuade, or attempt to solicit or persuade, any person who performs services as an independent contractor or broker of or consultant to the Company Group or the Purchaser, or any other individual who provides incidental services to the Company Group or the Purchaser, at the time of such contact to terminate or modify his or her relationship, whether or not pursuant to a written agreement, with any member of the Company Group or the Purchaser.

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(b) Definitions. For purposes of this Agreement:

(i) The term “Restricted Territory” means anywhere within Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan, California, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, Nevada, New York, New Jersey, Ohio, Pennsylvania, Texas, Virginia and Washington. The parties acknowledge and agree that the foregoing description of the Restricted Territory is reasonable and embodies locations where the Company Group and the Purchaser currently conduct the Business or reasonably expect to conduct the Business in accordance with their business plans. The parties expressly acknowledge and agree that the Purchaser and the Company Group intend to expand the geographic scope of the Business, and the potential geographic expansion of the Business is a significant portion of the value for which the Purchaser is paying pursuant to the Purchase Agreement.

(ii) The term “Restricted Customer” means (A) any actual customer that transacted business with the Company Group within the thirty-six (36) month period prior to the Closing, (B) any Key Customer; and (C) any prospective customer actively sought by the Company Group in connection with the Business in the twelve (12) month period prior to the Closing.

4. Limitations. Notwithstanding the foregoing, the Seller’s involvement with the Company Group and the Purchaser pursuant to and consistent with the Senior Management Agreement shall not be deemed a violation of Section 3 of this Agreement.

5. Remedies for Breach.

(a) The Seller acknowledges and agrees that his breach of any of the covenants contained in Section 1 and Section 3 of this Agreement would cause irreparable injury to the Purchaser and that remedies at law of the Purchaser for any actual or threatened breach by the Seller of such covenants would be inadequate; therefore, the Seller further acknowledges and agrees that the Purchaser shall be entitled to specific performance of the covenants in such sections or injunctive relief against activities in violation of such sections, or both, by temporary or permanent injunction or other appropriate judicial remedy, writ or order, without the necessity of proving actual damages or posting a bond. This provision with respect to injunctive relief shall not diminish the right of the Purchaser to claim and recover damages against the Seller for any breach of this Agreement, in addition to injunctive relief. Accordingly, in the event of a breach of this Agreement, the Purchaser, in its sole discretion, may elect to pursue injunctive relief or monetary damages, or both.

(b) The Seller acknowledges and agrees that he shall be responsible for all legal expenses, including attorneys’ fees and the allocated fees and expenses of in-house counsel, which the Purchaser incurs in pursuing remedies, whether legal or equitable, for any actual or threatened breach of this Agreement by the Seller. The Seller shall indemnify the Purchaser from and against any and all actions, suits, proceedings, liabilities, damages, losses, costs and expenses (including attorneys’ and experts’ fees and the allocated fees and expenses of in-house counsel) arising out of or in connection with any breach or threatened breach by the Seller of any one or more provisions of this Agreement.

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(c) The Seller acknowledges and agrees that the covenants contained in Section 1 and Section 3 of this Agreement shall be construed as agreements independent of any other provision of this Agreement or any other contract or agreement between the parties hereto and that the existence of any claim or cause of action by the Seller against the Purchaser, whether predicated upon this or any other contract or agreement, shall not constitute a defense to the enforcement by the Purchaser of said covenants.

6. Reasonableness. The Seller has carefully considered the nature and extent of the restrictions upon him and the rights and remedies conferred on the Purchaser under this Agreement, and the Seller hereby acknowledges and agrees that:

(a) the restrictions and covenants contained herein, and the rights and remedies conferred upon the Purchaser, are necessary to protect the goodwill and other value of the Company Group and the benefits bargained for by the Purchaser under the Purchase Agreement; and

(b) the restrictions placed upon the Seller hereunder are narrowly drawn, are fair and reasonable in time and territory, will not prevent him from earning a livelihood, and place no greater restraint upon the Seller than is reasonably necessary to secure the goodwill and other value of the Company Group and the benefits bargained for by the Purchaser under the Purchase Agreement.

7. Invalidity of Any Provision. Because the parties hereto seek to protect the goodwill and Confidential Information of the Purchaser and the Company Group, it is the intention of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each state and jurisdiction in which such enforcement is sought, but that the unenforceability (or the modification to conform with such laws or public policies) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement, which shall be deemed amended to delete or modify, as necessary, the invalid or unenforceable provisions.

8. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

9. Jurisdiction and Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the United States of America located in the Southern District of New York, unless such court declines the exercise of jurisdiction, in which case the courts of the State of New York, for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered or certified mail to such party’s principal place of business shall be effective service of process for any action, suit or proceeding arising out of the parties in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the United States of America located in the Southern District of New York or the State of New York, as applicable, and hereby further irrevocably and unconditionally waives his or its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

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10. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES AND COVENANTS NOT TO ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF HIS OR ITS RIGHT TO TRIAL BY JURY.

11. Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement is not assignable by the Seller, but shall be freely assignable by the Purchaser upon prior written notice to the Seller; provided, however, the Seller expressly acknowledges and agrees that the Purchaser shall be entitled to assign all of its right, title and interest under this Agreement to any collateral agent for and on behalf of the senior lenders to the Purchaser, solely as security for the obligations of the Purchaser in connection with indebtedness owing to such senior lenders; provided, further, for clarity, such assignment shall not relieve the Purchaser from any of its obligations under this Agreement.

12. Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and sent by facsimile or delivered personally or sent by registered or certified mail (including by national overnight courier service), postage or fees prepaid, as follows:

if to the Seller to:

Facsimile:
Attention:

with a copy (which shall not constitute notice) to:

Facsimile:
Attention:

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if to the Purchaser to:	Just Energy (U.S.) Corp. c/o Just Energy Income Fund First Canadian Place 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1 Facsimile: (416) 367-4749 Attention: President

with a copy (which shall not constitute notice) to:	Just Energy Income Fund 6345 Dixie Road, Suite 200 Mississauga, Ontario L5T 2E6 Facsimile: (905) 564-6069 Attention: Jonah T. Davids VP and General Counsel

with a copy (which shall not constitute notice) to:	McKenna Long & Aldridge LLP 303 Peachtree Street, N.E., Suite 5300 Atlanta, Georgia 30308 Facsimile: (404) 527-4198 Attention: Ann-Marie McGaughey

or at such other address for a party as shall be specified by like notice. Any notice sent by facsimile shall be deemed to have been duly given to the party to whom it is sent upon written confirmation of receipt, provided that a copy of such fax is delivered personally or mailed to the recipient within one (1) Business Day of the date of the fax, in the manner herein provided. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth (4th) Business Day after the day it is so placed in the mail or, if earlier, the time of actual receipt.

13. Entire Agreement. This Agreement, the Purchase Agreement and the Senior Management Agreement (including the Schedules and Exhibits to each of the foregoing) contain the entire agreement of the parties with regard to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement among the parties executed with or after this Agreement.

14. Amendment. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties.

15. Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

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16. Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

17. Independent Review and Advice. The Seller represents and warrants that the Seller has carefully read this Agreement; that the Seller executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences thereof, and any and all rights which each party may have with respect to one another; that the Seller has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and with respect to the rights and asserted rights arising out of such matters, and that the Seller is entering into this Agreement of the Seller’s own free will. The Seller expressly agrees that there are no exceptions contrary to the Agreement and no usage of trade or regular practice in the industry shall be used to modify the Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in interpreting this Agreement. The parties hereto agree that this Agreement shall not be construed for or against either party in any interpretation thereof.

18. Counterparts and Facsimile. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission.

(Signatures begin on following page)

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IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Non-Competition and Non-Solicitation Agreement as of the date first above written.

“PURCHASER”:

JUST ENERGY (U.S.) CORP.

By:
Name:
Title:

“SELLER”:

By:
[ ], individually

EXHIBIT 10.11-A

FIRST AMENDMENT TO SENIOR MANAGEMENT AGREEMENT

THIS FIRST AMENDMENT TO SENIOR MANAGEMENT AGREEMENT (this “Amendment”) is made and entered into as of the 19th day of April, 2010, by and between Hudson Energy Services LLC, a New Jersey limited liability company (the “Company”), and Abraham M. Grohman (“Executive”).

W I T N E S S E T H :

WHEREAS, pursuant to that certain Equity Interest Purchase Agreement, dated as of April 19, 2010 (the “Purchase Agreement”), by and among the Purchaser, Hudson Energy Corp., a Delaware corporation (“HEC”), Hudson Parent Holdings LLC, a Delaware limited liability company (“HPH”), the stockholders of HEC (collectively, the “HEC Stockholders”), the members of HPH (collectively, the “HPH Members”), and Lake Capital Partners LP, as Sellers’ Representative, the Purchaser has agreed to purchase all of the equity of HEC and HPH from the HEC Stockholders and the HPH Members, respectively (the “Transaction”);

WHEREAS, the Executive has an interest in the consummation of the Transaction, and to induce the Purchaser to consummate the Transaction, the Executive has agreed to enter into this Amendment;

WHEREAS, the Executive and the Company are parties to that certain Senior Management Agreement, dated as of April 6, 2006 (the “Senior Management Agreement”), which sets forth the terms of Executive’s employment with the Company;

WHEREAS, pursuant to Section 12(m) of the Senior Management Agreement, the Company and Executive have the authority to amend the Senior Management Agreement; and

WHEREAS, except as specifically amended, the Senior Management Agreement is unamended and unaltered and remains in full force and effect in accordance with its terms.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

1. Defined Terms. Any capitalized term used herein but not defined herein shall have the meaning specified in the Senior Management Agreement.

2. First Amendment Effective Date. This Amendment shall become effective on the Closing Date (as defined in the Purchase Agreement).

3. Amendment to Section 1. Section 1(b) of the Senior Management Agreement is hereby deleted in its entirety and replaced with the following:

“Employment Period. The engagement of Executive under this Agreement shall begin on the Effective Date and shall automatically terminate on the date that is six (6) months after the Closing Date (as defined in the Purchase Agreement) (the “Initial Period”), unless the Company shall deliver a written notice of renewal (the “Renewal Notice”) to Executive at least thirty (30) days prior to the expiration of the Initial Period. In the event the Company timely delivers the Renewal Notice to Executive, the term of this Agreement shall renew and extend for an additional six (6) month period (the “Renewal Period”). The Initial Period and any Renewal Period are hereinafter referred to as the “Employment Period.” Notwithstanding anything to the contrary contained herein, the Employment Period is subject to termination pursuant to Sections 1(c), 1(d) and 1(e). The effective date of the termination of Executive’s employment with the Company, regardless of the reason therefor, is referred to in this Agreement as the “Date of Termination.” ”

4. Successors and Assigns. This Amendment shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

5. Full Force and Effect. Except as expressly amended hereby, the Senior Management Agreement shall continue unamended and in full force and effect in accordance with its terms.

6. Entire Agreement. The Senior Management Agreement, as amended by this Amendment, contains the entire agreement of the parties with regard to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement among the parties executed with or after this Agreement. In case of any conflict between the Senior Management Agreement and the specific terms of this Amendment, the specific terms of this Amendment shall control.

7. Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Delaware without giving effect to provisions thereof regarding conflict of laws.

8. Counterparts and Facsimile. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission.

(Signatures begin on following page)

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IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this First Amendment to Senior Management Agreement as of the date first above written.

“COMPANY”:

HUDSON ENERGY SERVICES LLC

By:
Name:	Ken Hartwick
Title:	Chief Executive Officer

“EXECUTIVE”:

Abraham M. Grohman

[Signature Page to First Amendment to Senior Management Agreement–Grohman]

EXHIBIT 10.11-B

FIRST AMENDMENT TO SENIOR MANAGEMENT AGREEMENT

THIS FIRST AMENDMENT TO SENIOR MANAGEMENT AGREEMENT (this “Amendment”) is made and entered into as of the 19th day of April, 2010, by and between Hudson Energy Services LLC, a New Jersey limited liability company (the “Company”), and David Rosenberg (“Executive”).

W I T N E S S E T H :

WHEREAS, pursuant to that certain Equity Interest Purchase Agreement, dated as of April 19, 2010 (the “Purchase Agreement”), by and among the Purchaser, Hudson Energy Corp., a Delaware corporation (“HEC”), Hudson Parent Holdings LLC, a Delaware limited liability company (“HPH”), the stockholders of HEC (collectively, the “HEC Stockholders”), the members of HPH (collectively, the “HPH Members”), and Lake Capital Partners LP, as Sellers’ Representative, the Purchaser has agreed to purchase all of the equity of HEC and HPH from the HEC Stockholders and the HPH Members, respectively (the “Transaction”);

WHEREAS, the Executive has an interest in the consummation of the Transaction, and to induce the Purchaser to consummate the Transaction, the Executive has agreed to enter into this Amendment;

WHEREAS, the Executive and the Company are parties to that certain Senior Management Agreement, dated as of April 6, 2006 (the “Senior Management Agreement”), which sets forth the terms of Executive’s employment with the Company;

WHEREAS, pursuant to Section 12(m) of the Senior Management Agreement, the Company and Executive have the authority to amend the Senior Management Agreement; and

WHEREAS, except as specifically amended, the Senior Management Agreement is unamended and unaltered and remains in full force and effect in accordance with its terms.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

1. Defined Terms. Any capitalized term used herein but not defined herein shall have the meaning specified in the Senior Management Agreement.

2. First Amendment Effective Date. This Amendment shall become effective on the Closing Date (as defined in the Purchase Agreement).

3. Amendment to Section 1. Section 1(b) of the Senior Management Agreement is hereby deleted in its entirety and replaced with the following:

“Employment Period. The engagement of Executive under this Agreement shall begin on the Effective Date and shall automatically terminate on the date that is thirty (30) days after the Closing Date (as defined in the Purchase Agreement) (the “Initial Period”), unless the Company shall deliver a written notice of renewal (the “Renewal Notice”) to Executive at least ten (10) days prior to the expiration of the Initial Period. In the event the Company timely delivers the Renewal Notice to Executive, the term of this Agreement shall renew and extend for an additional thirty (30) day period (the “Renewal Period”). The Initial Period and any Renewal Period are hereinafter referred to as the “Employment Period.” Notwithstanding anything to the contrary contained herein, the Employment Period is subject to termination pursuant to Sections 1(c), 1(d) and 1(e). The effective date of the termination of Executive’s employment with the Company, regardless of the reason therefor, is referred to in this Agreement as the “Date of Termination.” “

4. Successors and Assigns. This Amendment shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

5. Full Force and Effect. Except as expressly amended hereby, the Senior Management Agreement shall continue unamended and in full force and effect in accordance with its terms.

6. Entire Agreement. The Senior Management Agreement, as amended by this Amendment, contains the entire agreement of the parties with regard to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement among the parties executed with or after this Agreement. In case of any conflict between the Senior Management Agreement and the specific terms of this Amendment, the specific terms of this Amendment shall control.

7. Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Delaware without giving effect to provisions thereof regarding conflict of laws.

8. Counterparts and Facsimile. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission.

(Signatures begin on following page)

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IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this First Amendment to Senior Management Agreement as of the date first above written.

“COMPANY”:

HUDSON ENERGY SERVICES LLC

By:
Name:	Ken Hartwick
Title:	Chief Executive Officer

“EXECUTIVE”:

David Rosenberg

[Signature Page to First Amendment to Senior Management Agreement–Rosenberg]